10/31

06019525

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Sibirtelecom

*CURRENT ADDRESS 53 M. Gorky St
Novosibirsk, Russia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 04 2007
THOMSON FINANCIAL

FILE NO. 82- 35050

FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 12/27/06

AR/S
12-31-05

ANNUAL REPORT

of 'Sibirtelecom' Open Joint-Stock Company for 2005

Novosibirsk

2006

CONTENTS

INFORMATION ABOUT THE COMPANY

Full name of the Company

'Sibirtelecom' Open Joint-Stock Company

Address:

53 M. Gorky St., Novosibirsk, Russia

Date of state registration: **May 30, 1994**

Number of State Registration Certificate: **ГР 1161.**

State registration body: **Novosibirsk State Registration Chamber.**

According to the Federal Law "On State Registration of Legal Entities" of July 23, 2002, RF Ministry of Taxation Inspection Board in Zheleznodorozhny District, city of Novosibirsk, Novosibirsk Region, a record was made in the Uniform State Register of Legal Entities about a legal entity registered till July 01, 2002 under the primary state registration number **1025403189778.**

On November 30, 2002, a record was made in the Uniform State Register of Legal Entities by RF Ministry of Taxation Inspection Board in Zheleznodorozhny District, city of Novosibirsk, Novosibirsk Region about state registration of the changes made in the constituent documents of the legal entity.



To always move forward!

From the General Director

To the attention of the shareholders

The largest Siberian telecoms operator ***Sibirtelecom*** OJSC would like to present you an annual report for the year of 2005.

The reporting year was marked for the Management of the Company by qualitative changes in all kinds of Company's activities. The chosen policy of the complete modernization was confirmed right by the results of 2005. This course made it possible to successfully carry out the worked out plans and considerably advance in a wide range of lines.

We realize that Company's welfare, observance of our shareholders' interests, and harmonization of relations with our customers depend on timely change in priorities from the traditional regulated services to the new ones that are supported by a demand on the market. In view of the above, our marketing strategy is under the following development: we examine our customers' behaviour, watch our competitors' activity, introduce technological innovations, and improve the system of the Company's management.

Our marketing policy is oriented to the demand of the customers concentrated in 15 largest cities of the Siberian Federal Okrug. Today the company provides services for more than 4 million subscribers of fixed telephony. Such a broad subscriber base enable us to use "the last mile", that is our key competitive resource, with confidence to develop the sector of broadband access to Internet. Having a purpose of occupying this segment, the Management of the Company decided to diverse the existing brand by entering a new market under the Webstream trademark developed for the young people and representatives of small- and medium-scale business. In the future we plan to provide IP-TV services with the required content under this trademark.

Having counted on state-of-the-art technological solutions, our company was among the first ones to introduce the NGN packet network in Omsk and Novokuznetsk.

Great attention is paid to the cellular business of the Company. Within a year, our operators doubled the subscriber base that amounted to 2 million people. The number of base stations considerably increased, and the Company's coverage at the cellular map of the region became broader. We purchased a control packet of the shares of GSM Altaisvyaz operator that has licences for providing the services in Altai Krai and the Republic of Altai.

We also counted on the development of new standards in cellular communications. In 2005, Yeniseitelecom CJSC, a subsidiary operator, put the CDMA-2000 standard network into revenue service in Krasnoyarsk Krai. A similar standard was proposed to the customers of Tomsk and Irkutsk regions in the beginning of 2006.

Last year we carried out the most ambitious investment programme that has ever existed during the history of the Company. According to the programme 6.1 milliard rubles were invested in the infrastructure development. The biggest part of the capital investments is intended to develop local telephony facilities, data transmission network, and communication infrastructure facilities. The level of investments for application of new services made up 12% in 2005. As a result, the Company's income grew up to 21.9 milliard rubles in 2005.

The 1 milliard US dollars level of market capitalization reached by the company in September 2005 became a significant event for the company.

In October we expanded the geography of trading out shares. First level ADRs began public float at stock exchanges of Berlin and Frankfurt.

The effectiveness of the Company's work is confirmed by its growing international rating. Standard&Poor's Agency announced about a rise in the rating of Company's corporate management (RCM) by the international scale (from RCM-4.7+ to RCM-5 (by the national scale: from RCM-4.7 to RCM-5.1). Fitch Ratings Agency confirmed the priority uncovered rating of the Company in foreign currency at level 'B+', short-term rating at level 'B', and changed the rating prediction from "Positive" to "Stable".

Today our company successfully raises long-term funds at the debenture market and constantly improves the process organization, technology and the scheme of funded debts. The cost of drawing the financial resources is decreasing. During the last year the company profitably employed the existing economic situation two times. The interest rate for funded debts made up 9.2% and 7.85% of yearly interest.

Our company was the first one in Svyazinvest holding company to introduce Oracle E-Business Suite (ERP) system of enterprise's management in the general directorate and three branches: Novosibirsk, Altai, and Omsk, where Master-system of the first release was employed. It was responsible for the creation of uniform accounting systems in the management of fixed assets and personnel. It is used to create a uniform data base for the enterprise, which makes it possible to systematize the information with respect to fixed assets, organization structure of the enterprise, daily performance records, and transfer of personnel. In addition, a unified reporting system will be developed for all branches of ***Sibirtelecom***, OJSC.

Company's management sees further improvement of corporate management, effective protection of shareholders' and investors' rights, providing the subscribers with the required services, efficient and profitable work of the Company as its paramount task. We make every effort to create an efficient system of communication between the investors and the management, provide a high level of transparency of all aspects of our activity, management structures and regulations.

Distinguished shareholders, I assure you that our policy to complete modernization and to achieve success on the market is unfailing!

Sincerely yours,

General Director of
Sibirtelecom, OJSC — Anatoly Nikulin

I. REPORT OF THE BOARD OF DIRECTORS

1.1. General Assessment of the Company's Financial and Operating Highlights for the Year of Account

Represented in eleven regions of the Siberian Federal Okrug (SFO), OAO ***Sibirtelecom*** operates in a territory of 4946 thousand sq. m with population of 20 million.

Holding a dominant position in most segments of the Siberian communications market, OAO ***Sibirtelecom*** follows the principle of combining advanced industrial technologies and a thoroughly considered marketing policy in order to offer a wide range of telecommunication services for all types of customers.

Having increased by 200 thousand subscriber numbers (or 4.8 %) in 2005, the local network being the backbone of the Company's business now includes 4393 thousand subscriber numbers as of January 1, 2006. The urban networks account for 81.9% of the total capacity.

The subscriber base of subsidiary and own mobile communication business was 1.97 million GSM subscriber terminals at the end of 2005.

The accounting year was marked by a positive behavior of financial indicators. In 2005, the revenues of OAO ***Sibirtelecom*** reached 21.9 billion rubles featuring an increase of 2.9 billion rubles or 15% relative to 2004. The income before taxation was 1.3 billion rubles exceeding that of the previous year by 4.8%. As a result, the Company's net profit equals to 708 million rubles increasing as high as 7.9%. The OIBDA value (income from operations plus amortizations) being among the best indicators of the company's capability to pay with respect to its loans and bonds increased by 13.3%, up to 5.5 billion rubles.

The performance growth in 2005 was 26% evidencing the better use of available resources. The number of lines per one employee increased as much as 19% to reach the value of 95 at the end of that year. The revenue performance of each line showed a 6% increase relative to the previous year.

At the present stage of its technical development, OAO ***Sibirtelecom*** carries out a full-scale renovation of its networks. Today it is an undisputable fact that there are no decade-step exchanges in the Company's service area. The new phase of development associated with the intensive introduction of up-to-date equipment has become possible owing to the integration of Siberian operators. As a result, the integrated company has much better opportunities to raise funds. During the last three years, the Company has been extensively using these opportunities to implement global projects aimed at future development. In 2005, the amount of investments exceeded 6 billion rubles. A particularly important fact is that about one billion of these investments have been used for development in the most promising areas of business (new services and mobile communication). The share of such investments in the total invested amount was 16% showing an increase by nine pct relative to the previous year.

Adopting advanced technologies the Company is certainly concerned with the full-scale promotion of introduced services. In this connection, a serous work is carried out aimed at reorganization of the commercial services block, upgrading of the customer service system and finding of better market positioning approaches.

As of January 1, 2006, the capitalization of OAO ***Sibirtelecom*** was 32.9 billion rubles (i.e. more than 1.1 billion US dollars) exceeding that value at the beginning of 2005 by 42%. For the period of 2004-2005, the Company's value has increased twofold. Being to a certain extent determined by the advantageous market behavior, the growth of the Company's value is mostly associated with its steady economic performance and intensive development of new services and subsidiary mobile-communication business.

1.2. Activity of the Board of Directors with Respect to Fulfillment of Priority Tasks of the Company's Development. Meetings of the Board of Directors and Most Important Resolutions Adopted at Such Meetings

The Board of Directors carries on its activities in compliance with the annual plan of work.

In 2005, the Board of Directors held 29 meetings including 7 in the form of joint attendance and 22 in the form of absentee voting at which 385 issues have been handled.

Resolutions concerning key issues of the Company's business adopted at the meetings included the following ones:

- Approval of the ***Sibirtelecom*** Development Forecast for the period of 2005-2007;
- Placement of ***Sibirtelecom*** Bonds, Series 05;
- Placement of ***Sibirtelecom*** Bonds, Series 06;
- Approval of the Resolution to issue securities of ***Sibirtelecom***;
- Approval of the ***Sibirtelecom*** Securities Prospectus;
- Approval of the Company's Budget (Business Plan) of 2005;
- Approval of the ***Sibirtelecom*** Capitalization Upgrading Concept for 2005-2007;
- Progress in the fulfillment of the Corporate VIP Customer Relations Upgrading Program;

- Amendments to the Articles of ***Sibirtelecom*****,** OJSC related to opening of Company's Representation Offices;
- Progress in the implementation and adjustment of the Company's marketing strategy;
- Approval of the basic lines of upgrading the Company's competitiveness in the telecommunication market for the period until 2010;
- Approval of the investment priorities of the Company in 2006;
- Approval of the ***Sibirtelecom***'s Mobile Communication Business Development Concept for the period of 2005 – 2008;
- Approval of the ***Sibirtelecom*** Information Policy Regulations;
- Approval of the ***Sibirtelecom*** Regulations of the Use of Information including information about the Company's activities; information about the Company's securities and securities transactions; and information that is not open to general use and may significantly affect the market value of the Company's securities if disclosed;
- Determination of the procedure of electing the Financial Auditor of the Company;
- Introduction of amendments and addenda into the Regulations of Committees established by the ***Sibirtelecom*** Board of Directors;
- Issues concerning Committees of the Board of Directors;
- Formation of the Management Board of ***Sibirtelecom*****,** OJSC;
- Approval of the Program of Offering Advanced Services to the Corporate and Retail Customers for the period until 2006;
- Approval of the revised Regulations of ***Sibirtelecom*** Branch Offices;
- Approval of the Expected Budget of the Company for 2006-2008;
- Approval of the Company's Budget (Business Plan) of 2006;
- Progress in the implementation of the Subsidiary Business Reorganization Model;
- Progress in the implementation of measures within the Company's Capitalization Upgrading Concept for 2005-2007;
- Degree of the Company's preparedness for the transition to the new market management model scheduled for January 1, 2006;
- Approval of the ***Sibirtelecom*** dividend Policy Regulations;
- Approval of the ***Sibirtelecom*** Risk Management Operations Schedule and the Methodical Recommendations for Execution of Procedures within the ***Sibirtelecom*** Risk Management System; and
- Placement of ***Sibirtelecom*** Bonds, Series 07

On the quarterly basis, the Board of Directors hears the Report of the Management Board about fulfillment of resolutions adopted by the Board of Directors and at general meetings of shareholders.

A considerable number of resolutions adopted by the Board of Directors are dedicated to issues related to interest-involving transactions and general management of the Company.

1.3. Information about Activity of Committees of the Board of Directors

On July 5, 2005, the Board of Directors adopted a resolution to establish four committees listed below:

- Committee on Personnel and Remuneration,
- Committee on Corporate Governance,
- Committee on Strategic Development, and
- Committee on Audit.

The activity of each committee is governed by relevant Regulations approved by the Board of Directors. The Regulations of the Personnel and Remuneration Committee and Committee on Audit conforms to the requirements of the Securities Trading Regulations approved by the Order of the Federal Financial Markets Service (FFMS of Russia) No. 04-1245/pz-n of Dec. 15, 2004.

The Committee on Personnel and Remuneration has been operating in two areas. The first one is the development of a personnel policy and a system of appointment and remuneration for members of the Company's governing bodies including the development of selection and assessment criteria for nominees to the Management Board. The second is the development of recommendations for the Company's personnel policy.

The Committee on Corporate Governance developed recommendations for the introduction of provisions of the Corporate Conduct Code to the Company's business and presented its opinion on issues related to convening and holding meetings of shareholders and carrying out corporate transformations in the Company.

The Committee on Strategic Development developed recommendations and proposals on the Company's priorities, dividend policy, adjustment of the Company's strategy and introduction of investment planning and monitoring.

The primary task of the Committee on Audit was to ensure open communication with the Independent Auditor, the Audit Commission, Accounting Office divisions, offices of the Finance and Economy Unit and the internal supervision office. The Committee considered and prepared recommendations regarding the following matters:

- Disclosure risks,
- Financial statements;
- Activity of independent auditors and internal audit offices; and
- Adoption and monitoring of internal supervision procedures.

Pursuant to the requirement of the Federal Commission for the Securities Market of Russia (FFMS of Russia), the Personnel and Remuneration Committees and the Committees on Audit should be managed by independent directors.

For the accounting period, forty-two meetings of the Board of Directors have been held including 13 in the form of joint attendance. Totally, 108 issues have been handled.

At their meetings these standing committees of the Board of Directors conducted preliminary examination of most important issues and developed decision-making recommendations for the Board of Directors including but not limited to the following issues:

- Appointment of the General Director of the Company, determination of his term of office, and approval of the labor contract entered into with the General Director;
- Findings of the financial statements audit as per IAS for 2004;
- Nominations for the office of the Company's auditor in 2005;
- Amendments and addenda to the Articles of ***Sibirtelecom***, Procedure Regulations of General Meeting of Shareholders, Regulations of the Board of Directors, and Regulations of the Management Board;
- Disclosure risks related to the issue of the Company's securities in 2004 (information provided by the Company's Auditor);
- Basic lines of upgrading competitiveness in the communications market for the period until 2010;
- Investment priorities in 2006;
- Mobile Communication Business Development Concept of ***Sibirtelecom*** for the period of 2005 – 2008;
- Capitalization Upgrading Concept of ***Sibirtelecom*** for the period of 2005-2007;
- Draft Regulations of Tender and Draft Regulations of the Competitive Committee for Election of the Company's Auditor;
- Accounting policy of the Company in 2006 as per Russian and International Accounting Standards;
- Risk management in the current activity (business processes) of the Company;
- Draft Regulations of the Company's Dividend Policy; and
- Budget (Business Plan) of the Company in 2006.

1.4. Information about Activity of *Sibirtelecom* Corporate Secretary in 2005

On November 26, 2006, the Board of Directors appointed Mr. Yuri I. Shilin to the office of ***Sibirtelecom*** Corporate Secretary.

In 2005, the Corporate Secretary has been providing that the Management Board and the Company officers comply with the regulations and procedures of corporate governance. This ensured the realization of the shareholders' rights and interests and the effectual interaction between the Company and its shareholders. The Company maintained the availability of information in conformity to the requirements of the current company laws, the Articles of the Company, the Corporate Secretary and Corporate Secretary Office Regulations, and other internal regulations of ***Sibirtelecom***, OJSC.

Concerned with the efficiency and transparency of operation, the Corporate Secretary took certain measures allowing the Board of Directors to upgrade the meeting preparation quality including such aspects as development level of materials and draft resolutions, and organize effectual supervision of the fulfillment of resolutions adopted by the annual General Meeting of Shareholders, the Board of Directors and the Management Board of the Company.

The Corporate Secretary organized twenty-nine meetings of the Board of Directors including 7 in the form of joint attendance. Materials on 385 issues have been resented and discussed. Acting as secretaries at 18 (from the total number of 42) meetings of the Board of Directors, officers from the Corporate Secretary Office provided for comprehensive organization of these meetings.

It should be noted that the appointment of officers from the Corporate Secretary Office as secretaries of the Committees established by the Board of Directors, the Management Board and the Company College enabled the Company to build a uniform system of requirements to the materials subject to discussion as regards their preparation quality, expert evaluation and timely discussion at any level of the Company management.

Apart from the Board of Directors and its Committees, the Corporate Secretary and officers from the Corporate Secretary Office provided for organization and conducting of 24 meetings of the Management Board (203 issues), 4 meetings of the Company College (19 issues), 42 scheduled audio-conferences with participation of the General Directorate and branch offices of the Company, and 29 unscheduled audio-conferences dedicated to problems of commercial, technical and informational nature.

To ensure accomplishment of the whole amount of work with respect to the growing requirements of the shareholders, the Corporate Secretary offered and developed jointly with the Legal Support Department proposals for upgrading the Company's internal documents and the procedure of meetings of the deliberative agencies of the Management Board, and developed uniform requirements and interaction procedures for the General Directorate's divisions applicable to preparation of issues to be submitted for consideration of the managing bodies of the Company. The Corporate Secretary also prepared and ensured approval of proposals aimed at upgrading the ***Sibirtelecom*** standard applicable to preparation of materials for meetings of the Board of Directors, the Committees of the Board of Directors, the Management Board and the College, and sending of notifications to the Board of Directors. Recommendations for typical wordings and draft resolutions regarding issues most frequently submitted for consideration of the managing bodies of ***Sibirtelecom*** have been prepared and sent to the Company's divisions.

Supported by the General Director, the Corporate Secretary developed an efficient system of procedures aimed at supervision of the fulfillment of resolutions passed by the managing bodies with due regard to comments of members of the Board of Directors made while handling issues. Furthermore, the Company divisions have been bound to submit quarterly and current reports to the Corporate Secretary enabling him to inform the Board of Directors, the Management Board and the Bonus Commission of the Company about quarterly performance.

To ensure transparency, all the annual reporting documents and other information as well as Independent Auditor's Report should be available for all the shareholders. The shareholders are entitled to request for document copies, ask questions and receive substantial responses.

II. BASIC CORPORATE EVENTS

Brief Month-to-Month Information

Table 2.1

January	*January 21, 2005. The number of mobile communication subscribers of the Company exceeded 1 mln people.*
February	*February 24, 2005. Yeniseitelecom CJSC, a subsidiary of Sibirtelecom OJSC, acquired from MST Corp. 59.7% of shares of Altaisvyaz OJSC that provides mobile communication services on the territory of Altai Krai and of the Republic of Altai.*
March	*March 4, 2005. The Board of Directors appoints Mr. A.I. Nikulin to the office of General Director for a term until March 4, 2007.*
April	*April 6, 2005. The Company's managers meet members of the investment community in Novosibirsk. The delegation included analysts and agents of foreign investment funds Templeton, Invesco, Vontobel, Banca Immobiliare, Studi & Investimenti, Alfa AM, Unifund, Uralsib AM, and ING Bank.*
	April 8, 2005. The Company's officers participate in the annual conference "Telecommunications and Investments", Moscow.
	April 10-13, 2005. The Company's top managers participate in the Russian Economic Forum and Road Show, London.
	April 29, 2005. The Company makes placement of 3,000,000 centrally-held documentary non-convertible bearer bonds, Series 05 with a par value of 1000 rubles each. In accordance with the terms of issue, yield on the first coupon is paid on the 182 day from the date of placement, the next coupon payments being effected on each 182 day after the date of the first payment. The annual interest rate of coupons 1-6 is 9.2%. The amount of coupon return per one bond is 45.87 rubles. The bonds are to be redeemed in April 2008, 1092 days after the date of placement.
	April 25, 2005. The Fitch Ratings agency confirms the B+ grade for the priority unsecured foreign-currency bonds and the B grade for the short-term bonds of the Company shifting the rating forecast from "Positive" to "Stable".
May	*May 16, 2005. The Board of Directors decides to introduce amendments to the Articles of the Company related to the establishment of the Sibirtelecom Representation Office in Moscow.*
June	*June 16, 2005. The Board of Directors approves internal documents regulating basic corporate activities of the Company:* *"Issuer's Information Policy Regulations for Sibirtelecom";* *"Regulations Governing the Procedure of Using Information (about Sibirtelecom's Activities, Securities and Securities Transactions) that is Not Publicly Available and May Materially Affect the Market Value of Sibirtelecom Securities if Improperly Used or Disclosed".*
	June 21, 2005. The annual general meeting of Sibirtelecom adopts resolutions to approve the annual report and the annual financial statements of 2004, elects the Board of Directors and the Audit Commission, and approves amendments and addenda to the Articles and internal documents of the Company and the nomination of the Independent Auditor for the year 2005. *The meeting of shareholders adopts a resolution to pay cash dividends of 2004 including 0.0161056 rubles per one preference share within the period from July 15, 2005 to December 15, 2005 and 0.0128721 rubles per one ordinary within the period from July 15, 2005 to December 15, 2005.*
	June 2, 2005. Series 05 bonds included in the Register of Unlisted Securities of MICEX Stock Exchange.
July	*July 6, 2005. The Company presents the audited consolidated financial statements of 2004 prepared in compliance with international accounting standards (IAS).*
	July 25, 2005. A meeting with members of Standard&Poor's for revision of the corporate governance score (CGS) of Sibirtelecom.
September	*September 2, 2005. Standard&Poor's upgrades the Company's corporate governance score from CGS-4+ to CGS -5 on the global scale and from CGS -4.7 to CGS -5.1 on the Russian country scale.*

	September 16, 2005. A meeting with members of Fitch Ratings for revision/conformation of Sibirtelecom's credit rating.
	Novosibirsk is the venue for the final phase of the professional contest of metrology engineers with participation of all branch offices of the Company.
	September 22, 2005. The Company makes placement of 2,000,000 centrally-held documentary non-convertible bearer bonds, Series 06 with a par value of 1000 rubles each. In accordance with the terms of issue, yield on the first coupon is paid on the 182 day from the date of placement, the next coupon payments being effected on each 182 day after the date of the first payment. The annual interest rate of coupons 1-6 is 7.85%. The amount of coupon return per one bond is 39.14 rubles. The bonds are to be redeemed in September 2010, 1820 days after the date of placement. The issued bonds are subject to quotation after three years upon request of their holders.
	September 28-30, 2005. The Company's top managers participate in the annual Brunswick UBS conference and the Telecommunications Round Table, Moscow. Besides, a series of meetings with members of the investment community is held.
	September 28, 2005. The Company participates in the INFOCOM-2005 show, Moscow. The basic topic is "Adopting Projects of Electronic Russia Federal Program. Sibirtelecom presents projects of Tomsk, Omsk (E-Business, Electronic Trading) and Kemerovo (Intellectual Platform) Branch Offices. At the same time, the Irkutsk Branch Office organizes a division of the show in Irkutsk with seminars, promotion actions and "space bridge" live communication at the date of opening with Moscow and other cities.
October	*October 11, 2005. The Company presents the non-audited consolidated financial statements for the first six months of 2005 prepared in compliance with international accounting standards (IAS).*
	October 12, 2005. Trading the Company's first-level American Depositary Receipts (ADR)begins in the Freiverkehr (Free Circulation) Segment of the Frankfurt and Berlin Stock Exchanges.
November	*November 24-25, 2005. The Company's top managers participate in the conference organized by FIM Securities in Moscow.*
	November 29, 2005. Series 06 bonds in the Register of Unlisted Securities of MICEX Stock Exchange.
December	*December 1-2, 2005. The Company participates in the Second Federal Investment Forum, Moscow.*
	December 2, 2005. The Fitch Ratings agency confirms the B+ grade for priority unsecured bonds with a stable outlook and the B grade for the short-term bonds of the Company. *The "Stable" outlook is based on expectations that the Company can retain its market share in the area of local communication service and enhance its share in the sectors of mobile-communication and "novelty" services.*
	December 9, 2005. The Company participates in "Russia – Hi-Tech 2005", Kuala-Lumpur, Malaysia. Included in the display of Svyazinvest, Sibirtelecom represents new and traditional services of the Company in the Siberian Federal Okrug.
	Novosibirsk is the venue for the final phase of the professional contest of cable jointers with participation of all branch offices of the Company.
	December 27, 2005. The Board of Directors approves the Dividend Policy Regulations.

General Characteristics of the Telecommunications Market in the Siberian Federal Okrug

The current macroeconomic situation promotes growth of the telecommunications market in the Siberian Federal Okrug (SFO). The predictable growth value of the actual gross regional product (GRP) of Siberia in 2006-2007 within the range of 3-6% provides for rapid expansion of the SFO telecommunications market. This enables an increase of revenues in the telecommunications sector presently accounting for 2.5% of GRP in the Siberian Federal Okrug. The low value of this figure being less than the average for Russia and most countries of the world evidences that the supply of telecommunication services does not meet the potential demand as yet. Proceeding from the above, experts forecast that the average annual growth of telecommunication sector revenues in the forthcoming three years may reach at least 20-22% or in excess of 25% provided that the goals of growth acceleration are achieved.

New Factors Promoting the Demand for Telecommunication Services

Steady reduction of prices for desktop and portable PC's, servers and peripheral equipment contributes to the fast pace of computerization of general public, business and governmental offices throughout the country. This rapidly increasing computer invasion results in the growing demand for Internet access and data transfer services.

The young generation is the most active part of society in using computers and the Internet for leisure (games and entertainment), education and communication.

A real boom is observed in the market of small/medium-scale and so-called "heavy" information systems for business ("1C", MS Axapta/Navision, MySAP Business Suite, Oracle e-Business Suite and some others). The area of small and medium-scale business sees the spreading of the virtual office model allowing operation at home and in the field with a permanent telecommunication link to the company headquarters. This development results in enhancement of the demand for data transfer and network integration services.

Furthermore, the growing interest in the present-day telecommunications is determined by innovations in many areas of business (spreading of plastic cards, Internet advertisement and sales, advent of call centers, etc.).

The Government implements the *Electronic Russia* program aimed at introduction of new information technologies in the area of governmental authority and administration. On an expanding scale, federal and regional authorities apply methods of distant monitoring with the use of electronic equipment, public polls through the Internet and intelligent means of communication.

Electronic mail steadily ousts the other forms of documentary communication (telegraph, telex, fax).

New legal acts create prerequisites for development of telecommunications. Take, for example, the requirement to establish an Internet access point in each community with population exceeding 500 (revised Federal Law "On telecommunications") or legalization of electronic signatures on documents.

These are only some facts typical for all major cities including Siberian ones that support the expectation of an exponential growth of the demand for new products/services such as access to the Internet, data transfer, and fixed intellectual and other services.

The opportunities for introduction of the fixed telephone communications are far from being exhausted in Siberia. The achieved level of 27% in urban and 12% in rural areas is lower than the Russian average. In some major cities the introduction level is barely reaches 20%. Despite the aggressive invasion of mobile communications, the public and business demand for the fixed telephone service still remains.

Telecommunication Market Volume in the Siberian Federal Okrug as of January 01, 2005

Table 3.1.

No.	***Market of Services***	***Market Volume, Ruble Thousand***
1	Local Communication	9 627 024
2	Long-Haul Communication	8 694 538
3	Mobile Communication	22 793 842
4	Internet	1 889 046
Total		43 004 450


Local
communication
22%
Internet
4%
Mobile
connection
54%
Long-distance
communication
20%

I

The greatest specific weight at the market of Siberian telecommunication has the market of mobile connection as fast developing and more profitable. The second and third places are taken by the markets of traditional services: local and long-distance telephony, respectively; they have the considerable specific weight in the whole structure. The smallest share belongs to Internet.

Competitive Situation on the Telecommunication Market of SFO

Competition with Mobile Communication Operators

Quick development of mobile communication is the biggest threat on the communication market for operators of fixed telephony in general and for ***Sibirtelecom*** in particular. The level of the entry of mobile communication to the market in the Siberian Federal Okrug almost doubled by 2006 and reached 60%. The total amount of subscribers to mobile communication exceeded the base of fixed communication subscribers 1.5 times. Exceptional popularity of mobile communication (essential commodity) makes it possible to forecast its entrance at the level of not less than 70% by 2007. Three national mobile communication operators are of a considerable threat (Mobile TeleSystems, Vympelcom, Megafon).

Competition on the Market of Local Fixed Communication

Alternative operators got notably active already back in 2002-2004 and show their readiness to occupy a big part of the local telephony market. Their traditional segment strategy aimed at the expansion in the segments of corporate customers and the well-off individual subscribers in big cities are supported with the direct opposition strategy of ***Sibirtelecom*** (for example, Golden Telecom in Krasnoyarsk). Alternative operators offer a wide range of services and forms of service based on up-to-date digital networks. They are still much oriented to offering broadband access lines that provide various services and integral servicing. The main competitors of the Company include Golden Telecom, TransTeleCom, and Ekvant. Given one or another scenario of ***Sibirtelecom*** privatization, they can be joined by operators of the 'Telecom System' group (for example, Comstar – United TeleSystems).

Competition on the market of intraareal and long-distance communication

Recently published rules of licensing of intraareal and long-distance communication, of connecting networks determine exclusive rights for providing long-distance services only to licenced national operators (Rostelecom, International Transit-Telecom, Golden Telecom, TransTeleCom and others). Local communication operators (including ***Sibirtelecom***, OJSC) perform in this business model the role of national operators' agents. Basically, it means that the Company can be an agent of any national operator and even of all of them. But subscribers of other local networks that get long-distance and international communication services with the access to ***Sibirtelecom*** AMTS, will get a possibility to get connected through other operators' networks, which will mean loss of some profit.

Nevertheless, according to the new rules, positions of the Company in the fixed intraareal communication look rather protected. That is why attention should be primarily paid to the competition in the sphere of mobile communication.

Competition on the Market of Internet Access and Data Transmission Market

On the public market of standard solutions (dedicated channels, state-of-the-art data transmission services) the positions of the same operators that constitute a menace in the local telephony are rather strong. They include mentioned above Golden Telecom, TransTeleCom, Ekvank, and RTComm.RU.

One should not ignore the threat of small- and medium-scale Internet-providers of local and regional calibre, though their positions look problematically in the light of the new regulations in the branch. But they can become objects to be bought by gib national operators. If these competitors leave ***Sibirtelecom*** behind in offering broadband access, it will be difficult for the Company to occupy the leading positions on the public market.

The fact that national operators are undoubted leaders in the market of individual infocommunicational and integrational solutions for biggest customers makes the situation still more complicated.

Despite this fact, ***Sibirtelecom*** continues to be the leader on the telecommunication market in the region, occupying 45% of the total market size. At the same time, the market share of the Company has a tendency to decrease.

The most stable positions of the Company are at the markets of traditional services of local and intraareal telephony. The markets of Internet and mobile communication are characterized by a high level of competition with alternative operators (of both federal and regional importance) and federal operators of mobile communications (MTS, Beeline, Megafon). Despite this fact, the share of the Inter-regional Company on the mobile communication market is growing as a result of affiliate business development. Today the Company is represented in regions by: Baikalvestcom CJSC (Irkutsk region), Yeniseitelecom CJSC (Krasnoyarsk region), Stack GSM (Kemerovo region), Ulan-Ude mobile communication (Republic of Buryatia), Sayantelecom (Republic of Khakassia), Altaysvyaz (Altai Krai, Republic of Gorny Altai). On the Internet market, the Company is the leader in providing dial-up access services, yielding, though, on the dedicated access market. The Company plans large-scale development of ADSL services, which will make it possible to considerably increase its competitiveness.

The Company can have the dominant position on the fixed communication market in the Siberian Federal Okrug due to, first of all, its competitive advantages, most important of which include:

- A big subscriber base (about 4 mln home and corporate subscribers);
- The public telephone network infrastructure that is the most branchy one and unique in many aspects with the points of its presence in most inhabited places of SFO, in virtually al districts and microdistricts of big cities;
- Big money flows that are measured in dozens of milliard rubles and are conditioned by large scales of business operations of the Company.

Based on above advantages, ***Sibirtelecom*** has possibilities:

- To generate big volumes of income from existing subscribers and increase these volumes by offering new products/services and due to a flexible commercial policy;
- To upgrade the existing networks and considerably save capital investments as compared to construction of new objects;
- To use the potential of saving due to the scale that can be transformed into high indices of operational and investment profitability.

Strategic Marketing Goals

Based upon the existing economic, technical and personnel potential, ***Sibirtelecom*** sets as its long-term marketing goal:

- Keeping the leading positions on the markets of local and intraareal line telephony
- Keeping dominating positions on the Internet and data transmission service markets
- Providing stable presence and expansion of its participation on the mobile communication services in Siberian Federal Okrug.

Main Tasks for Strategic Goal Achievement

- Keeping not less than 80% of the local line telephony due to further development of the numbering capacity of the telephone lines, raising the quality of services provided to subscribers by gradual digitalization of the network, application of NGN technologies to satisfy the demand for the voice telephony
- Increasing profitability of traditional telephony services due to a larger range of the provided services, including additional types of services, intelligent network services, informational and reference services
- Keeping the positions on the market of intraareal communication by means of competitive tariffs, professional work with corporate customers and aggressive promotion of intraareal communication services for the population
- Winning and keeping not less than 50% of the Internet and data transmission services market due to the development of access network access, use of interconnected backbone transmission networks of ***Sibirtelecom*** and wide application of the technologies of line (xDSL, ETTH) and wireless (Wi-Fi, WiMax) subscriber access
- Strengthening of Company's positions on the market of mobile communication services (25% market share) by means of further development of mobile business in the branches and affiliate mobile companies.

Provided the promotion on said markets becomes more active and priority kinds of services are aggressively promoted, the Company considers it possible to win said market shares in 2006.

The market of long-distance and international communication is an exception.

Till January 1, 2006 ***Sibirtelecom*** provided its subscribers long-distance and international communication services on its own behalf in accordance with previously issued Addendum No.23236 to the Licence for providing local, intraareal telephony.

The money means that were credited to Company's accounts for said services were ***Sibirtelecom***'s income.

Starting from January 1, 2006, in accordance with statutory acts that are stipulated by the Federal Law 'On Communication" and are aimed at liberalization of the communication market in Russia, long-distance and international communication services are provided by Rostelecom and other operators that got respective licences. Payments of subscribers for the provided to them long-distance and international communication services are the income of Rostelecom and other operators.

In 2006, on behalf and by order of Rostelecom, ***Sibirtelecom*** makes settlements with the subscribers for the rendered long-distance and international communication services. In this connection, ***Sibirtelecom*** concluded a mixed-type agreement with Rostelecom (that has elements of both a contract of agency and a contract for providing services). In addition, ***Sibirtelecom*** and Rostelecom signed a revised edition of an agreement about connection of telecommunication networks, in accordance with which ***Sibirtelecom*** will provide traffic transmission services to Rostelecom and will get interconnection services from Rostelecom. As a result, it becomes possible to establish a long-distance and international communication connection and transfer information between the subscribers of interconnected telecommunication networks.

On account of the changes in the pattern of cooperation with Rostelecom, the amounts of both income and expenses of ***Sibirtelecom*** are expected to decrease, but without any considerable change in the financial result.

In connection with above said, determining of ***Sibirtelecom***'s share on the long-distance and international communication market in 2006 loses its urgency.

4.1. Construction and Upgrading of Backbone, Intraareal and Transport Networks

In 2005, two new circular–type structures were arranged in Altai branch, and on one in Tomsk, Novosibirsk and Omsk branches. In order to increase calls flow capacity and to provide new services, transport network modernization was performed in 3 branches: in the Altai branch (Barnaul – Kalmanka, Pospelikha, Rubtsovsk); in Khakass branch (Abakan – Bograd – Kopievo), where facilities level was changed from STM-4 for STM-16, and in Kemerovo branch (Kemerovo-Novokuznetsk), where facilities level was changed from SDM-16 for XDM-1000.

Krasnoyarsk branch transport network (Krasnoyarsk – Uyar – Kansk) is planned to be upgraded from STM-4 level to STM-16 level in 2006 and the circular-type structures construction is planned to be completed in Omsk, Tomsk, Altai, Krasnoyarsk and Buryat branches in the period of 2006-2008.

4.2. Adopting New Technologies and Broadening in the Range of Services

One of the Company's priority lines is establishing scaleable data transmission network infrastructure. Building, modernizing and developing new fragments of data transmission network infrastructure is carried out according to multi-service requirements implying multi-purpose nature of modern data transmission network, i.e. it must be capable of transferring different traffic (voice, video, data) under predetermined parameters of service quality and confidentiality level. Based on such network infrastructure, the Company can develop both Internet access services and Virtual Private Netrworks (VPN) services for corporate customers.

Broadband access network is being actively developed in order to provide data transmission services as well as to build backbone multi-service networks. Company's current priority direction for broadband access infrastructure is technology of high speed data transmission via xDSL physical lines (digital subscriber lines) - ADSL и G.SHDSL. Copper line resources make it possible to perform rapid and large-scale development of access networks without building line and cable structures.

One of the Company's important strategical targets is to provide access to data transmission network infrastructure to as many users as possible. For this purpose, aggressive efforts are taken to develop dial access services, which are the most available type of access to data transmission networks and Internet network. Dial access services are rendered by multiMinutes facilities, providing access to the public telephone network by means of digital interfaces.

One of the most significant Company projects is the development of a single multiservice MPLS-based (multiMinutes switching per labels) network. The multiservice nerwork is to solve two groups of foreground tasks:

First, to provide corporate customers of the Siberian region with multiMinutes quality data transmission in various service forms. Mass market will obtain high speed Internet connection based on broad band technologies. In future it will be this network that will be able to withstand communication load of different types (voice, data, and video). Due to its intelligent solutions it will become the New Generation Net (NGN);

Secondly, the multi-service network will serve as a necessary basis for ***Sibirtelecom*** corporate information networks. Successful result of Oracle ERP and CRM (system of enterprise resource and customer service centralized management) realization directly depends on multi-service network operability.

If IP-telephony centres exist in an overwhelming majority of Company branches at present, in the nearest future such centres will be arranged in all Company branches.

While developing telecommunication networks, the Company places the main emphasis on digitalization of primary networks by means of new transmission lines with the technology of Synchronous Digital Hierarchy (SDH). In order to increase reliability and survivability of primary communication, the Company specialists provide for building circular-type structures with the utilization of synchronous hierarchy systems which pass high end speedy digital flows.

Construction of access networks includes optic cable-assisted triggering of backbone and distributing sections of subscriber access network.

155 Mbit/s, 622 Mbit/s, 2.5 Gbit/s Synchronous Hierarchy Facilities (SDH) are used in the intraareal primary network for the arrangement and further development of digital networks.

Integrated digitalization of the primary network is carried out at all levels taking into account technical and economical expediency and efficiency.

In an effort to solve tasks set by the Ministry of Communication and Informatization to provide communication services to population in difficult to access regions of the Siberian Federal Okrug, where there is no cable infrastructure, the Company is actively using an alternative method of telephone installation – development of wireless access networks. Systems of subscriber radio access of DECT standard (upgraded digital wireless telephony) have an undoubted advantage – scan speed and ability of step–by–step capacity growth, as may be necessary.

To extend inter-station connection lines, satellite technologies are utilized.

4.3. Tariff Policy

According to the RF Government Regulation No.637 of October 24, 2005, ***'On state control over subscriber tariffs'***, the following relevant information was forwarded to the Federal Tariff Service:

- Intraareal communication service tariffs for fixed communication subscribers;
- three obligatory and one additional tariff plans with time-based payment system for individual persons, as well as one obligatory and one additional tariff plan for subscribers – legal entities;
- the amount of compensation premium to local and areal call initiation tariffs.

Guided by the RF Government Regulation No.627 of October 19, 2005, ***'On state price control over connection and calls flow capacity services, rendering by operators occupied the essential positions in the network of whole using'***, the Company directed to Rossvyaznadzor and FTS the following tariffs for ratification:

- connection service and calls flow capacity service tariffs for telecommunication circuit switching networks;
- connection service and calls flow capacity service tariffs for packet switching networks.

A tariff for intraareal fixed network connection to cellular network within the bounds of one settlement was worked up and directed to the FTS for approval, as well as tariffs for intraareal connections within the bounds of tariff zones, subscriber service tariffs for legal entities accessing TPSTN network via Administrative and Production Automatic Switching Centre (APASC) that were directed to the FTS for repeated approval. The Company worked out tariffs to provide network access in the event that subscriber moves from one telephone-installed room to another telephone-installed room.

Actions to Establish Time-Based Payment in 2005

Specialists of the company developed and presented for approval tariff plans for segment-shared users. Tariffs were worked out for inhabited localities with an existing tariffication system, and for inhabited localities in which telephone connection time-based payment will be introduced later. Some proposals were sent for one obligatory and one additional tariff plan in reference to the same inhabited localities.

The plan of establishing time-based payment on the territory of the Siberian Federal Okrug was worked out and agreed with the FTS.

Some arrangements were elaborated to inform subscribers about the introduction of new tariff plans.

4.4. Other Lines of Business Strategically Important for the Company's Development with Respect to Marketing Strategy, Services, and Customer Segments

Having adapted itself to the conditions of a telecommunication market with high competition, ***Sibirtelecom*** responds by means of particular actions to the specific nature of the current period, which is governed by extremely quick expansion of mobile communication, liberilization of the telecommunication market and drastic escalation of competitiveness in all directions.

In such a way, Company management poses a problem and performs consistent actions towards a fundamental change in its business profile. The Company must turn from a local telephone and telegraph operator into a company of local and areal communications, a provider of convergent voice communication services, Internet access, data transmission, integrated information and communication solutions for business, education and leisure. Such business profile will be the key to the Company profit growth.

In the period of 2006 – 2007, ***Sibirtelecom*** plans to do a number of have-to-be-done transformations thereby passing the required stage of modernization that include:

- optimization of Company business portfolio by means of distinct configuring of the main business (Fixed telephony/Internet/Data transmission);
- protection of the main business from customer base dilution and profitability reduction, and a considerable reduction in its vulnerability by mobile and alternative operators;
- establishing new lines of the major business, based on broadband lines, high speed Internet access and state-of–the–art data transmission services.

Taking into account deficit of time and resources, the Company establishes the following key business priorities:

- in the context of business trends – long-distance and intraareal telephone communication, Internet access dedicated lines, data transmission;
- in the context of customer segments – the most large-scale customer, large-scale customers and medium-scale corporate customers, elite part of urban home subscribers, average profitable segment of urban population;
- in the geographical context – 15 largest cities of the Siberian Federal Okrug.

Reasoning from medium-term targets (2005 – 2007) and business development priorities the Company establishes new market goods and services profile including:

Access Methods:

- cable networks;
- broadband and narrowband lines of digital access with extensive choice capabilities (1-2 telephone lines, assortments of various services, differentiated speed of data transmission on demand etc.);
- analog access lines;
- Wi-Fi; WiMAX; CDMA-450; GSM-1800 wireless networks.

Fixed Telephone Communication Services:

- main voice intraareal and local telephone communication services;
- expanded telephone services, the so called types of additional service (TAS) such as retention and redirection and others;
- calls flow capacity of intelligent services under codes 800/900 etc. Additional intelligent services in the period before 2008 will be provided jointly with Rostelecom, OJSC (and other national operators) in the same way as long-distance and international intelligent services.

Internet Access Services through dedicated and dial-up lines.

Network Services for Operators and Providers, including traffic exchange between fixed and mobile communication networks, calls flow capacity through long-distance networks, provision and utilization of network resources. Based on the results, it is planned to keep on positioning Company as a 2nd level provider.

Long-Distance and International Communication Services to end users. They will be effected jointly with Rostelecom, OJSC (and other national long-distance communication operators) under the merchandise brand and with national operator tariffs. However, they will use ***Sibirtelecom***, OJSC systems of sale, service and billing.

In order to keep adjusting Company's profile on goods and services, it is planned to conduct marketing and applied technological investigations, and also to build pilot zones. Its allow to make a decision about the development, scopes and methods of market offers for DVB-T, VoIP services, video telephony, text and multimedia messages, VPN, Internet-portals, collocation, network integration services and unique info-communication solutions for large-scale customers.

Forms of servicing are developed in the following directions:

- improvement of services, first of all in the 15 priority cities of the Siberian Federal Okrug;
- differential services, personal attention to VIP-clients, large-scale and medium-scale corporate customers, elite individual subscribers;
- automation of information and consultation services automation: Internet Service of Subscriber Support (ISSS), Automated Subscriber Service (ASS) and others;
- establishing new service payment forms: prepaid cards, VISA, MASTER CARD, UNION CARD bank payment systems and other Internet payment systems: e-Bay, web-money etc.

Flexible Pricing and Billing provide for:

- reduction of cross-subsidy;
- forming packs from traditional and new services, differentiated per specified user segments;
- step-by-step reduction of network connection value;
- inclusion investment component in the cost of current service consumption;
- establishing time-based tariffication in 15 priority cities of the Siberian Federal Okrug;
- adjusting intraareal tariffs with competitive situation, taking effect over Rostelecom in order to adjust long-term and international tariffs with the proper level of competitive environment;
- unification and standardization of business process in order to prepare for establishing automated billing, which is the same for all Company divisions.

Within the framework of **market segmentation and positioning,** CRM-system is used to develop, promote and sell goods and services, as well as to provide additional services in accordance with the specified segments.

The following priorities of communication services development were specified for 2006 based on the established market profile:

Local Telephone Communication

Substitution of analog telephony for digital one will be performed first in 15 priority cities of the Siberian Federal Okrug.

The number of main phone systems will amount to not less than 164 thousand units. NGN is the priority technology for network development.

The capacity for the above substitution will be determined based on Company's financial resources and technological expediency of the substitution.

Long-Distance and International Communication Services

In connection with liberalization of the long-distance communication market (see section 3 above), the emphasis is laid upon IP-telephony in this service segment.

In the context of IP-technology development and formation of Company's own pack commutation, the priority target in all branches is promotion of IP-telephony. Before '***Rules for rendering data transmission communication services***' come into force, the Company provides IP-telephony services within the framework of telematic services. It is expected to adjust the market strategy in the future. Branches are advised to promote IP-telephony on credit before July 1, 2006.

It is envisaged to develop IP-telephony centres in 4 branches, where the growth of service size requires corresponding development of centres. In order to solve the problems of providing IP-telephony services, taking into account the changed rules of licensing thereof, it is proposed to start cooperation with audio transmission telematic services of Rostelecom or of any other operators that have the required licence.

Dial-up Internet Access Services

It is planned to continue the development of dial-up Internet access service. It is envisaged to develop dial-up access centres in 7 branches. It keeps on being the most available type of Internet access that is proved by a stable growth of demand for this service. If branches can providing such services alongside with traditional telephony services without required registration, concluded contract, issued Internet cards, only by subscribers identification through their phone number, it creates favourable conditions for the development of such services.

It is planned to develop modem pool for this purpose. When establishing the size of modem pool development, the flow of the most profitable and the most active users who have moved towards dedicated line segment access (xDSL) will be taken into consideration.

Multi-Service Networks, xDSL Broadband Access Networks

ADSL is a popular technology in the segments of small-scale and medium-scale business, as well as among the population (high-profit group and medium-profit group). It is planned to develop or build xDSL broadband access network assisted by ADSL G.SHDSL Minutess. To provide transport for broadband network traffic, it is planned to perform proper upgrading or build data transmission backbone networks that have functions of multi-purpose transfer environment (multi-service nature) and guarantee established parameters of quality services and safety level. Thus, created network infrastructure will provide an opportunity for rendering various services from Internet access or virtual private networks to muti-media information transmission.

Aggressive promotion of broadband access Internet service in all branches will make it possible to improve the position and rise competitiveness of the Company considerably. In 2006, it is planned to put into operation nearly 70 thousand ADSL ports.

Construction of ETTH (Ethernet to house) networks is considered a priority for mass demand objects, for example, in the case when the services are provided to more than 20% of dwellers of newly built residence and office building. Common implementation intended for 2006 will involve 3.7 thousand ETTH ports (optical write with MetroEthernet, FastEthernet last mile allocation). Allocated sales will be arranged for these services.

Wireless Broadband Access Services

Solutions based on wireless technologies are considered by the Company to be the most significant for medium-term prospects of 3-5 years. Wi-Fi and WiMAX technologies will be develop simultaneously, for different target segments.

In 2006, the main line of the Wi-Fi service segment is arranging pilot zones in 9 Company's branches by installing 5-10 POPs in each of them, in particular, in the airport, railway station, central public telephone office, large hotels, exhibition buildings, etc.

Arranging allocated sale of Wi-Fi, WiMAX services is regarded as the main aspect thereof. There is a possibility that some profile businesses may be acquired.

The following problems will be solved in 2006 in the service segment of the WiMAX network:

- obtaining frequencies;
- arranging a pilot zone in the cities of Tomsk, Novosibirsk and Irkutsk;
- arranging allocated sale.

Cable Television Services

In the course of executing the investment plan for 2006, it is planned to build a cable television network (CTV) providing IP-TV services in Novosibirsk, Barnaul, Tomsk, and to expand the CTV network in Irkutsk.

Priority is given to projects of access infrastructure development on the basis of xDSL technology. The created access networks are considered part of the multi-purpose (multi-service) network infrastructure that makes it possible to render services to various categories of customers (Internet access, virtual private networks) with established quality service parameters and the required safety level. Another important problem is being solved - arranging allocated sale of satellite cable television services.

Intelligent Network Services

It should be noted that autonomous platforms for rendering intelligent services are already working in 7 branches. A task was set to develop a common intelligent communication network in 5 strategically important ***Sibirtelecom*** branches: Novosibirsk, Kemerovo, Altai, Omsk and Krasnoyarsk. Preparation for establishing an intelligent communication network (ICN) is also being done in other branches with the exception of Gorno-Altaisk branch.

The Company will expand the spectrum of rendered ICN services with content, and will develop ICN service offers in general, in the framework of convergence with other networks.

Content Service

Taking into account the necessity to enhance the attractiveness of new services, to increase the number of subscribers, profitability of new directions, strength of positions under conditions of severe competition, the Company will be doing a lot of work for service content-filling. IP-TV, ICN, NGN, work with network resources (first of all, creating Company's own web-portal) are considered the priority directions for content realization in 2006. It is planned to establish cooperation with content suppliers.

Multi-Purpose Communication Services

Arranging multi-purpose communication services on the territory of the Siberian Federal Okrug is a solution of an important, socially significant problem of the Company.

It is planned to realize the first stage in 2006 by putting into operation the coin telephones on the competition territory of the following branches: Chita, Buryat, Irkutsk, and Krasnoyarsk.

The Company is expected to take part in future competitions for the right to render such services in the Siberian Federal Okrug. It is also planned to establish the amount of compensation for arranging such kind of services.

Call Processing Centres

The Company is working on the project of arranging a single call processing centre in all branches of ***Sibirtelecom***, monitored by the Novosibirsk branch.

Establishment of such call processing centre will make it possible to optimize providing reference information services (09, 009, state of the account information, subscribers' servicing, technical support, etc.), which are currently rendered to subscribers by the Company. Thus, the existing demand for such services will remain. The project is planned to be realized in Novosibirsk, Irkutsk, Krasnoyarsk, Omsk, Kemerovo, Tomsk and Khakass branches.

Multi-Access Centres for Internet services (MAC)

At present, MAC are available in 15 priority cities. Decisions concerning other inhabited localities will be made individually, taking into account the market situation and the project payback terms.

In the period of 2006-2008, it is planned to transfer unprofitable wire broadcasting to USB FM broadcasting in all branches. A pilot zone of on-air broadcasting will be built in the Tomsk branch and will subsequently cover other subjects of the Siberian Federal Okrug.

Main Figures of Network Development for 2006

Table 5.1

Growth of long-distance channel extension, total (thousand channel km)	**30 743.6**
including channels, formed by digital transmission systems (thousand channel km)	**30 743.6**
Growth of transmission lines (shows only construction of new Cable Communication Links (CCL), Radio Relay Communication Links (RRCL)and Fiber-Optic Communication Links (FOCL), total (km)	**1 576**
Including FOCL	**1 320**
- digital RRCL	**256**
Growth of master telephone sets, total (thousand pieces)	**164**
including City Switching Centres	**151.6**
- Rural Switching Centre	**12.5**
Rate of use of installed Automatic Switching Centre (ASC) number capacity, total (%)	**92.7**
including City Switching Centre	**93.6**

- Rural Switching Centre	**89.1**
Percentage of electronic stations capacity in total ASC installed capacity, total (%)	**65.7**
including City Switching Centres	**69.8**
- Rural Switching Centres	**28.6**
Installed ASC capacity with function of time-based accounting, total (thousand pieces)	**3 546.6**
including City Switching Centres	**3 158.5**
- Rural Switching Centres	**334.5**
Number of paystations, accepting single paystation card (SPC), pcs.	**9 884**
Growth of AMTS outbound automatic channels, totals (chan.)	**1 470**
including intraareal communication	**900**
Level of utilizing digital AMTS*, total (%)	**73.0**
including intraareal communication	**73.9**

Table 5.2

Type of telephone station	Planned for 2006	
	Index, thousand numbers	% of total installed capacity
Automatic crosspoint switching centres (ACSC)	**1 323**	**29**
Automatic quazi-electronic exchange switching Centres (AQEESC)	**241**	**5.3**
Automatic electronic switching centres (AESC)	**3 012**	**65.7**
Automatic decade-step exchange switching centres (ADSESC)	**0**	**0**
Total	**4 582**	**100**

VI. ACHIEVEMENTS OF THE DEVELOPMENT WITHING THE PRIORITY AREAS

In 2005 the work of ***Sibirtelecom***'s management was aimed at the fulfillment of the decisions made at the annual General Meeting of Shareholders, the Board of Directors, connected with the realization of the main economic and performance indicators, plans of technical upgrade of telecommunications, development of new services, providing unbroken high-quality communications, strengthening of Company's position on the communication market. Construction of communication objects was done in accordance with the plans for capital construction aimed at the development of telecommunication networks, commissioning of new facilities, further digitalization of telecommunication networks, and introduction of state-of-the-art technologies. Commissioning of new facilities made it possible to provide an increase in the length of intraareal channels, an increase in the number of AMTS channels, of the installed (digital) capacity of the automatic switching centre and an increase in the number of main telephone apparatuses.

6.1. Investment policy

6.15 milliard rubles were invested in the fixed capital in 2005. In accordance with the investment programme of the Company, considerable volume of capital investments (over 40%) was used in 2005 to construct, extend and upgrade objects of traditional telephony. 429 thousand telephone numbers were installed at city and village telephone stations.

Considerable capital investments were done in 2005 to create intraareal fiber-optic communication links. Their volume exceeded 880 mln rubles (14%).

Over 12% of capital investments of the total investment programme were used to build and develop telecommunication objects connected with providing new services to Company's customers (in addition to traditional telephony and mobile communication. Some investment projects connected with the construction of transmission NGN networks (Next Generation Networks), organization of xDSL access and dial-up Internet access, IP-telephony, construction and expansion of cable TV networks, etc. were financed. The volume of capital investments in this line amounted to 753 mln rubles. The main volume of investments within this line in 2005 was used to build multi-service NGN networks in the cities of Novokuznetsk and Omsk. One should note the unique character and complexity of construction of said objects that are connected with the absence of experience in building networks of such level. Omsk region has become the first regions on the territory east of the Ural Mountains, where wide-scale introduction of this technology started. ***Sibirtelecom*** plays the role of a pioneer in this line and is a company that gains and accumulates basic experience.

The volume of investments of ***Sibirtelecom*** (without branchd companies) in the construction of new cellular networks and in the development of the existing ones amounted in 2005 to 243 mln rubles. The capacity of the cellular networks of the Company (without branchd companies) with GSM and CDMA standards was increased by 100 and 5 thousand numbers respectively.

Composition of investment according to principal lines is given in Table 6.1.

Table 6.1.

No.	Index Name	Unit	2004	2005	Index variation rate 2005/2004 (%)
1.	Means invested in fixed capital* - **total,**	mln rubles	5 613.7	6 149.6	109.5
	Investments lines:				
1.a	- fixed telephony;	mln rubles	2 879.9	2 656.8	92.3
	- cellular communication;		123.4	242.6	196.6
	- local, long-distance and intraareal;		656.7	933.1	142.1
	- new services;		290.4	753.7	259.5
	- data transfer networks and infrastructure;		919.9	507.3	55.1
	- investments in information technologies;		229.6	355.9	155.0
1.6	- other		513.8	700.2	136.3
2.	**Own funds** used to finance investments	%	49.5	46.8	Is not to be filled out
3.	**Debt capital** used to finance investments	%	50.5	53.2	Is not to be filled out

* don't contain expenses on account 07 "Equipment to be installed"

In the course of realization of the Federal Target Programme "Social Development of the Countryside till 2010", 20.8 thousand telephone numbers were installed in 2005 at countryside automatic switching centres, and 162 km of fiber-optic communication links. According to the programme of telecommunications network installation for disabled veterans and participants of World War II, 3217 applications were satisfied in 2005. As of January 01, 2006, 169 applications filed in 2005 were not satisfied. The time required to satisfy applications of World War II veterans was minimized.

To improve the work with its customers, the Company aggressively introduces and develops Call Processing Centres (CPC), which in 2005 already operate in Irkutsk, Novosibirsk and Altai branches.

In the Irkutsk branch the CPCs operate in several cities, including Irkutsk, Ust-Ilimsk, Angarsk, Bratsk, etc. The income received from providing paid inquiries equaled 8.6 million rubles. The number of applications for the intelligent network services (INS) filed during the year was 631 thousand, the profit from the provided intelligent services amounted to 0.3 million rubles. In the Novosibirsk branch Call Processing Centres provide services of the following directory-inquiry services: 09,

009, and 069. The income drawn by the 009 services amounted to 2.8 million rubles. The Altai branch the CPC operate in Barnaul, which made it possible to provide services that include reception of messages incoming to information-and-inquiry services, providing inquiry services and an access to the required information by the operators of the information-and-inquiry service. The number of service users was 97 thousand at the end of 2005. As a result of providing INS services, the volume of local traffic increased to 400 thousand min, and the income amounted to 5.1 million rubles.

6.2. Network Development

Within the year of 2005, the branches of Sibirtelecom, OJSC performed considerable work to upgrade and develop the intraareal networks, which led to the extension of intraareal telephone channels to 43 794 thousand chan.km mainly due to the construction and commissioning of fiber-optic communication links. The total extension of Company's fiber-optic communication links was increased by 2 847 km. The highest growth of digital transmission systems was reached in the following branches: Altai (11 225 thousand channels/km), Tomsk (8 983.7 thousand channels/km) and Krasnoyarsk (7 832. 6 thousand channels/km).

The increase in the incoming automatic channels equaled 2 477 channels. It became possible due to Buryat, Krasnoyarsk and Kemerovo branches (445, 843, and 532 channels respectively). The total installed capacity of AMTS was increased from 83 867 to 96 481 channels. The growth in the installed capacity of AMTS amounted to 12 614 channels, the capacity of digital channels rose from 70 824 to 91 793 channels, which means growth by 20 969 channels. The installed capacity of AMTS digital channels considerably increased in the following branches:

- Krasnoyarsk – 2040 channels
- Kemerovo – 9203 channels
- Tomsk – 1653 channels

In 2005 the increase in the number of the main telephone apparatuses amounted to 212 thousand. The following branches made the greatest increase: Novosibirsk (38 413), Kemerovo (29 941) and Omsk (26 976).

The total installed capacity of fixed telecommunications network in ***Sibirtelecom***, OJSC increased from 4192 to 4393.2 thousand numbers including urban telephone network from 3412 to 3598.2 thousand numbers and rural communication from 780 to 795 thousand numbers. The available capacity of telecommunication network in ***Sibirtelecom*** equaled 4082.2 thousand numbers, including 3362.5 and 719.8 thousand numbers in the urban telephone network and rural communication, respectively. The coefficient of using installed capacity is 93.4% and 90.5 % in the urban telephone network and country communication, respectively.

In general the share of installed capacity in the local communication at the digital Automatic Switching Centres increased from 56.3% to 62.6% as compared with the last year. In the urban telephone network, the share of installed capacity at the electronic Automatic Switching Centres increased from 63.7% to 70.0% during the reporting period. This coefficient is much higher in the following regional branches:

- Tomsk – 94.8 %
- Irkutsk – 82.3 %
- Buryatia – 87.7 %
- Gorno-Altaic – 81.3 %
- Kemerovo – 70.5%

In the country communication, the share of installed capacity at the electronic Automatic Switching Centres increased from 24.0% to 29.3%. The high values are received in the branches:

- Tomsk – 62.5 %
- Gorno-Altaic – 60.6%
- Irkutsk – 38.3 %

Despite the fact that satisfying of the demand for communication services is of primary importance in the branches of ***Sibirtelecom***, in the beginning of 2006, 374 thousand applications for the installation of telecommunication network were not satisfied. These applications include 36 thousand applications from privileged categories of population.

The installed capacity of the City Telephone Network equipped with a time-based registration system is 3158.5 thousand numbers, of the Rural Telephone Network - 334.5 thousand numbers, with the aggregate number of 3493 thousand numbers.

The growth of the installed capacity with the time-based registration system in the network amounted to 358 676 numbers including 276 851 and 81 825 numbers in the City Telephone Network and Rural Telephone Network, respectively.

In 2005, the number of paystations to accept a common pay card in the branches of ***Sibirtelecom*** amounted to 9 872.

In 2005, the number of customer terminals connected to the networks of electronic mobile stations in ***Sibirtelecom*** reached 250 562, which is greater by 145 498 stations than in 2004.

In 2005, the main priority for the development of new technologies consisted in the development of multiservice communication networks, including access networks. Multiservice networks are considered to be transportation means for the popular service of Internet access, as well as for services of constructing private networks for corporate customers. Below are the development results achieved by the branches.

Khakassia Branch

As of the beginning of 2006, the Khakassia branch network of data transfer has 12 nodes with capacity of 1656 ports, with their main port in the city of Abakan. It consists of a switching router of Cisco 7606 type connected to IP DSLAM Huawei of Khakassia cities and regional centres, such as Abakan, Sayanogorsk, Chernogorsk, Abazy, etc. through the switches of Cisco Catalist 3750 ME multiservice network.

Buryatia Branch

In Ulan-Ude a multiservice network with the 1Gb/s transmission capacity was constructed according to IP/MPLS technology. The network consists of 5 reference nodes making a ring. A broadband access network xDSL was also constructed. In Ulan-Ude, 11 nodes with 672 ports were installed, that include 528 ADSL ports and 144 G.SHDSL ports. In addition, 11 nodes with the total capacity 256 ADSL2+ ports were installed in Buryatia. The existing node of switching access to Internet was extended for 240 lines (8E1). The total number of customer lines amounted to 480 due to the extension. "Omega" Lawfully Authorized Electronic Surveillance system was also put into operation.

Novosibirsk Branch

In Novosibirsk, a multiservice network that supports Minutes/multiMinutes switching Internet technology by markers was constructed according to IP/MPLS technology. It consists of 16 nodes connected by fiber-optic communication links with 1 GB/s transmission capacity. The total capacity is 700 GE ports.

The network of broadband access in Novosibirsk was extended. 24 nodes were upgraded, 20 new nodes were installed. The total number of nodes is 44 with the total capacity of 5184 ADSL2+ ports.

A network of broadband access was constructed in Novosibirsk region. Its total number of nodes is 34, the total capacity equals 640 ADSL2+ ports.

A pilot area of optic access networks was organized. In the elite residential buildings 7 ETTH nodes with the capacity of 936 Etherne ports were established.

Krasnoyarsk Branch

In 2005, further development of multiservice networks including access networks in Krasnoyarsk and Krasnoyarsk Branches became the main priority for the development of the new technologies. In 2004, a multiservice network and 624 customer ports of xDSL access were installed in Krasnoyarsk.

In order to realize the investment plan of 2005, almost all automatic switching centres were equipped with broadband system made by the HUAWEI company, which resulted in increasing both the coverage area of potential customers and growing number of xDSL-access customer ports by 2320. Further extension of the multiservice network provides for equipment installation in the settlements of Krasnoyarsk Krai.

In 2005, some equipment of the multiservice network and broadband xDSL access with the total installed capacity of 448 xDSL-access customer ports was installed in Achinsk, Kansk, Nazarovo, Zelenogorsk, Minusinsk, Sosnovoborsk, and the settlement of Beryozovka.

In order to carry out the plan of introducing xDSL ports, in 2006 the new access nodes are to be constructed, and the existing ones are to be extended and upgraded in the city of Krasnoyarsk and in the settlements of Krasnoyarsk Krai. The installed capacity of xDSL ports will total 7880 ports. Also, the multiservice network is planned to be constructed in Krasnoyarsk Krai.

Irkutsk Branch

In 2005, within the framework of constructing a regional multiservice communication network (MCN), some segments of MCN were put into commercial operation in Angarsk, Usolye-Sibirskoye, Cheremkhovo, etc.

Tomsk Branch

The developed multiservice branch made it possible to install MPLS in the whole network and implement the technology of service quality (QoS) within the branch multiservice networks. The data-transfer rate of urban backbone network was changed to 1Gb/s. In 9 regional centres such as Kolpashevo, Bely Yar, Kozhevnikovo, Asino, Molchanovo, Melnikovo, Bakchar, Podgornoye, Krivosheino, the value of transmission capacity grew to 50Mb/ s due to the use of a SDH-network.

The number of ADSL-ports was increased by 2768. At present, ADSL-connection is available thoughout Tomsk region except for the city of Kedrovy.

There are 22 nodes of ADSL-access in operation in Tomsk. Since 10 new nodes of ADSL-access have been constructed, their total number amounted to 33 nodes. The number of dial-up access ports (V.34 and V.92) was increased by 485, that include 304 ports in Tomsk, 90 - in Seversk, 90 - in Strezhnevoy, 1 - in Zyryanka, with the total quantity of 1497.

Chita Branch

To fulfill the investment plan, "Multiservice Network" project was implemented by Chita branch, which resulted in the creation of a base level in the multiservice network that utilized state-of-the-art equipment. Some additional fiber-optical communications were also constructed.

Gorno-Altai Branch

The project of multiservice network construction in the Republic of Altai was completed in 2005. The network covered the following areas: the city of Gorno-Altaisk, the settlement of Maima and the settlement of Shebalino. The constructed multiservice network made it possible to provide modern communication services: IP-telephony, video, virtual private networks, etc.

ADSL technology was used for customers to get broadband access, due to which they have high speed access to Internet via a common telephone customer line.

The total installed capacity of the network is 328 ports, the growth amounted to 312 ports. By the end of the year, 50 customers were connected using ADSL-technology, which increased the number of customers by 77%. 120 ports were installed by dial-up access. The external channel transfer-rate increased from 704 kb/s to 8 Mb/s and considerably improved the quality of the provided services.

Omsk Branch

In Omsk a broadband access network consisting of 28 Automatic Switching Centres was constructed in 2005; the total number of ADSL 2+ and SHDSL ports was 1968 and 288, respectively.

The broadband access network with the capacity of 208 ports is operated in 13 regions in the branch.

In Omsk the multiservice network was put into use according to IP/MPLS technologies in 2005; 7 nodes have Cisco equipment in Omsk, in 13 regions Cisco 2811 is used.

11 new nodes of Ethernet network were installed in Omsk within the year. They have Cisco Catalist 3560 equipment.

Altai Branch

In 2005, the existing multiservice nodes were expanded, some new ones were constructed. In such cities as Barnaul, Biysk, and Rubtsovsk the urban multiservice networks were constructed using GB Ehternet technology, which made it possible to provide a broadband access to Internet by ADSL2+ technology. During upgrading x.25 networks, a network of dial-up access was opened, which greatly improved the quality of providing the dial-up access to Internet in the regions. The modem pools were spread in the region's cities.

Kemerovo Branch

As a result of upgrading the multiservice network in 2005, 4 nodes of multiservice access were created. They formed a logical ring based on Gigabit Ethernet-technology. In Novokuznetsk 44 nodes of multiservice access were installed and formed some logical rings based on the Gigabit Ethernet-technology.

Within the project of broadband access creation, the number of xDSL network access ports was increased to 4136 and SHDSL ports to 800 ports.

The following projects were carried out according to the new technologies:

Satellite Communication

In the Irkutsk branch, the stations of VSAT satellite communication were built in regional centres such as Kachug and Balagansk, and reconstructed in the settlements of Yelantsy and Zhigalovo in 2005. The transmission capacity of the satellite channels was increased in the directions of Bodaibo, Zhigalovo, Kachug, Yelantsy. All stations of satellite communication were changed to work with artificial satellite of LMI-type.

Cable Television

A pilot zone of cable television was built in Prokopiyevsk, Kemerovo branch, the increased number of customers amounted to 1022.

In Irkutsk the distribution network of cable television was expanded by 1570 customers. As of January 1, 2006, the installed capacity of the network equaled 20164 connection points and the used capacity was 10 132 customers.

In Novosibirsk the head-end of cable television interactive network was upgraded. 13 satellite receivers and 1 satellite station were installed and adjusted, which makes it possible to increase the number of satellite channels that are received and broadcasted to the network to 30-40.

Networks of IP-telephony

In the Novosibirsk branch the IP-telephony node was increased by 16 streams of E1 PRI (408 access ports) in 2005. On the basis of an installed Cisco AS5400HPX access server, "IP-telephony on credit" service was provided. In addition, the service for rendering urban phone numbers by IP-technology was developed at this node. At the present time, the total node capacity is 840 input lines.

In the Buryatia branch the existing node of IP-telephony access grew by 120 lines, the total number of customer lines amounting to 180 after the extension.

In the Irkutsk branch some gateways on the basis of universal access servers such as Cisco AS5400HPX and Cisco AS5400, were installed in 2005 in the cities of Irkutsk region to provide corporate customers and the population with the services to transmit voice information by packet network with the total capacity of 1530 access lines. The planned work was continued in order to connect corporate customers using Frame Relay, IP/VPN technologies of asynchronous transmission mode (ATM), to provide VoIP, VoFR voice services, and to connect the corporate network and "Start" automatic system of payments for cash offices in the region.

In the Tomsk branch the number of IP-telephony ports was increased by 210, now it amounts 240 ports. The expansion was provided by Cisco, AS5000 series universal access server.

In Novosibirsk branch an IP-TV-pilot zone was organized. In the line hardware department of the intra-city centre of communications, IP-TV head-end was installed for 1000 licences. Currently, 16 satellite channels can be transmitted to the multiservice network.

Internet access network

In the Novosibirsk branch the dial-up access node to Internet was expanded by 648 access ports using "Internet on credit" service of 8-180 series access and upgrading Cisco AS5850 access server. The total serial capacity of dial-up access nodes amounted to 2836 input lines, including 2700 input lines provided by "Internet on credit" (8-180). Some equipment consisting of 3 servers of the second order of data centre was installed. It was designed to placing information resources of the customer such as data bases, a Web-server, a FTP-server, etc. in the technological resources and technical areas of an operator. .

In the Irkutsk branch, to provide the population with a dial-up access to Internet, some dial-up access nodes were installed and put into operation on the basis of Cisco AS5400 equipment, which made it possible to provide services according to V.92 Minutes in the following cities: Irkutsk, Angarsk, Usoliye-Sibirskoye, Cheremkhovo, Zima, Sayansk, Ust-Kut, Ust-Ilimsk, Bratsk, Nizhneudinsk, Tayshet, and Slyudyank. The total number of dial-up access installed in 2005 made up 2310 digital lines.

In the Tomsk branch some pilot project on highspeed access to Internet was started in 2005on the basis of ETTN technology.

As of the end of 2005, the total installed capacity of xDSL customer lines in ***Sibirtelecom*** amounted to 33 667 ports and 13 867 V34 и V92 lines of dial-up access.

Table 6.2 shows the basic indices of network development.

Table 6.2.

No.	Indices	Unit	2004	2005	Rate of change in the indices 2005/2004 (%)
1	2	3	4	5	6
1.	Total growth in extension of intra-city (intraareal) phone channels,	Thousand chan./km	29547.3	43794.2	148.2
	including the phone channels generated by digital transmission systems	Thousand chan./km	29889.3	44268.3	148.1

2.	Increase in the number of main telephone apparatuses, total number including	thousand items	244.5	211.8	86.6
	- urban telephone network;	thousand items	211.8	183.9	86.8
	- country communication	thousand items	32.7	27.9	85.3
3.	Increase in AMTS outgoing automatic channels, the total number including for zone communication	channels	3969	2477	62.4

6.3. Basic economical indices of the Company

Table 6.3.

Indicator's name	Unit	2004	2005	Rate of change in the indices 2005/2004 (%)
Profit (exclusive of VAT)	mln.rub	19 040	21 907	115.1
Tariff incomes (incomes from communication service)	mln.rub	18 650	21 456	115.0
Expenditures	mln.rub	16 120	18 883	117.1
Balance profit (profit received before taxation)	mln.rub	1 211	1 269	104.8
Profitability according to the balance profit	%	7.5	6.7	89.3
Cost price (100 rub of profit)	rub	84.6	86.2	101.8

Diagram 6.5

Regional breakdown of the Company revenues in 2005


4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
35%
30%
25%
20%
15%
10%
5%
0%
3 722
3 108
2 850
2 634
2 607
2 057
1 689
1 580
920
552
188
15%
9%
16%
16%
10%
19%
11%
33%
23%
12%
20%
Novosibirsk region
Krasnoyarsk territory
Irkutsk region
Altai territory
Kemerovo region
Omsk region
Tomsk region
Buryatia Republic
Chita region
Khakass Republic
Altai Republic
Revenues, mln rub
Revenue growth, %

6.4. Income structure presented by the types and categories of customers during 2005

Table 6.4.

Type of services	Totally (exclusive of VAT) thousand rubles	including	
		Receipt from budget organizations thousand rubles	Receipt from population, thousand rubles
Incomes gained on providing the services of communication, connection and traffic transmission, including the incomes from:	21 455 961	2 001 994	12 530 658
intra-city and long-distance telephone communication	6 993 621	777 224	4 218 469
urban telephone communication	7 767 362	786 652	5 513 381
country communication	1 395 767	153 529	1 087 170
connections provided by paystations of all types	211 521	-	205 309
document electric communication	1 397 699	200 993	654 483
radiocommunication, radiobroadcasting, television, and satellite communication	82 636	37 072	11 369
wire broadcasting	281 627	19 115	245 285

mobile telecommunicationподвижной электросвязи	693 879	14 136	595 192
Services of connection and traffic transmission	2 631 849	13 273	-

The information is provided based on the data of the 65-svyaz form in 2005.

6.5. Expenditure pattern (aggregative) for 2005.



Labor remuneration (36%)
Social insurance (10%)
Amortization (13%)
Providers' services (17%)
Third party services (8%)
Material costs (8%)
Other costs (8%)
2005
8%
36%
10%
13%

6.6. Principal factors of Company efficiency

Table 6.5.

Factor denomination	Units	2004	2005	Rate of factors change (%)
Gain per line	Rubles	5 024	5 317	105.8
Profit (before taxation) as per line	Rubles	320	308	96.4
Gain per employee*	Rubles	400 856	505 321	126.1
Profit (before taxation) as per employee*	Rubles	25 493	29 283	114.9
Number of lines per employee	pcs.	80	95	119.1

* based on the average number of employees during the financial year

7.1. Report on the principal directions of profit distribution for 2004

Table 7.1.

No.	Factors	Units	Profit distribution in 2004	
			Approved by the General Meeting of Shareholders on 23.06.2005	Actually distributed
1	2	3		4
1.	Net profit for 2004	Thousand rubles	641 012	641 012
2. Principal directions of profits disposition:				
2.1.	Dividend payment % from profits	Thousand rubles %	217 559 33.9	217 559 33.9
2.2.	Joint stock increase in the retained earnings for the reporting year % from profits	Thousand rubles %	423 453 66.1	423 453 66.1

7.2. Principal planned directions of profit distribution for 2005

Table 7.2.

No.	Factors	Units	**Amount**
1	2	3	4
1.	Net profit for the reporting year	Thousand rubles	708 127
2.	**Principal directions of profits disposition for the reporting year:**		
2.1.	Cover for losses of past years	Thousand rubles	
2.2.	Reserve formation % from net profits	Thousand rubles %	
2.3.	Formation of special share reserves for Company employees (if its formation is provided for in constituent documents) % from net profits	Thousand rubles %	
2.4.	Dividend payment % from net profits	Thousand rubles %	234 972 33.2
2.5.	Joint stock increase in the retained earnings for the reporting year % from net profits	Thousand rubles %	473 155 66.8

VIII. REPORT ON THE PAYMENT OF DECLARED (ACCRUED) DIVIDENDS ON THE COMPANY SHARES

8.1. On June 21, 2005 the annual general meeting of the Company shareholders approved the payment of dividends.

8.2. Dividends are to be paid in monetary form from July 15 till December 15, 2005.

8.3. The actual start of dividend payment is July 15, 2005.

8.4. The amount of declared dividends as per 1 share comprises:

- as per preference share - 0,0161056 rubles per share;
- as per equity - 0.0128721 rubles per share.

8.5. Dividends were paid in monetary form:

- to legal entities by means of transfer to the corresponding settlement accounts;
- to individual persons – by pay desks of the Company regional branches and their departments.

8.6. The amount of the paid dividends, as well as its share in the total amount of the declared dividends

1. Data on the paid dividends as of 01.04.06, accrued for 2003.

Table 8.1

Shareholders category	Amount of accrued dividends for 2003	Amount of paid dividends as of 01.04.06, rubles	Remaining debts as of 01.04.06, rubles	Share of paid dividends as of 01.04.06, %
Dividends to legal entities for 2003	203 838 078	195 807 434	8 030 644	96.06
Dividends to individual persons for 2003	49 370 646	44 863 074	4 507 572	90.87
Total for 2003	**253 208 724**	**240 670 508**	**12 538 216**	**95.05**

2. Data on the paid dividends as of 01.04.06, accrued for 2004.

Table 8.2

Shareholders category	Amount of accrued dividends for 2004	Amount of paid dividends as of 01.04.06, rubles	Remaining debts as of 01.04.06, rubles	Share of paid dividends as of 01.04.06, %
Dividends to legal entities for 2004	191 194 886	190 054 433	1 140 453	99.40
Dividends to individual persons for 2004	26 364 537	22 600 443	3 764 094	85.72
Total for 2004	**217 559 423**	**212 654 876**	**4 904 547**	**97.75**

Main reasons of non-payment:

- To legal entities – no information about bank details, liquidation, some nominal shareholders have no right to collect revenues for their clients;

- To invididual persons – nonappearance of shareholders, no information necessary for transfer, change of address.

The remaining debts for 2003 and 2004 will not be paid due to the reasons not depending on ***Sibirtelecom***, OJSC. Dividends are paid routinely, as information for transfer becomes available or as individual persons apply.

8.7. The dynamics of the declared (accrued) dividends on the Company shares (as per one share)

Table 8.3.

Security	2002	2003	2004	2005*
	Amount (rubles)	Amount (rubles)	Amount (rubles)	Amount (rubles)
Equities	0.0066	0.00858	0.012872	0.013773
Preference shares of A type	0.0119	0.03841	0.016106	0.017792

* The indicated dividend amount was proposed by the Board of Directors for approval at the annual General Meeting of Shareholders.

IX. INFORMATION ABOUT MAJOR TRANSACTIONS CONDUCTED BY THE COMPANY

The information about major transactions conducted by the Company, agreements in which the Company was interested, as well as about transactions that require the approval of the Board of Directors (according to the Statutes of the Company), conducted from January 01, 2005 till December 31, 2005, is given in the Appendix.

Activity in a severe competitive environment requires constant analysis of possible risks, which can influence the Company image and economic status. The Company experts suppose that the following factors can cause certain significant events, which, in their turn, can negatively influence the possibility of the Company to obtain the same or better results, as compared to 2005:

- Aggravation of the competitive environment because of other providers' activity, especially of mobile communication providers. It is highly probable that mobile communication providers can become major competitors, because currently these companies are entering all regional markets.
- The public policy at both federal and Siberian region levels, also in the field of communication industry regulation.

  This can be proved by the following example.

In 2006, on behalf and by order of Rostelecom, ***Sibirtelecom*** makes settlements with the subscribers for provided to them long-distance and international communication services. In this connection, ***Sibirtelecom*** concluded a mixed-type agreement with Rostelecom (that has elements of both a contract of agency and a contract for providing services). In addition, ***Sibirtelecom*** and Rostelecom signed a revised edition of an agreement about connection of telecommunication networks, in accordance with which ***Sibirtelecom*** will provide traffic transmission services to Rostelecom and will get interconnection services from Rostelecom. As a result, it becomes possible to establish a long-distance and international communication connection and transfer information between the subscribers of interconnected telecommunication networks.

Currently, ***Sibirtelecom*** settles accounts with its subscribers for the rendered international and long-distance telephony services on behalf of Rostelecom. In view of the aforesaid the Company signed a mixed agreement (including elements of both contract of agency and contract for rendering services) with Rostelecom for 2006. Moreover, the Company and Rostelecom signed a new version of agreement for connecting telecommunications, in accordance with which ***Sibirtelecom*** provides Rostelecom with traffic and Rostelecom provides the Company with connection service. This makes it possible to have long-distance and international connection and to transmit information between subscribers of interacting telecommunication networks.

On account of the changes in the pattern of cooperation with Rostelecom, the amounts of both income and expenses of ***Sibirtelecom*** are expected to decrease, but without any considerable change in the financial result.

Sibirtelecom can use certain resources to reduce the negative influence of those risks, like:

- Utilizing its own network resources as basis for rendering all kinds of services;
- Launching a number of new services based on the existing network infrastructure;

- Launching a single regional marketing policy;
- If necessary, redistribution of financial resources;
- Activities aimed at keeping high level of the staff proficiency;
- Creating and supporting an image of a reliable provider;
- Representation in all parts of the Siberian federal region;
- Launching new services based on the existing infrastructure;
- Possibility to control tariffs in a flexible way;
- Experience and resource exchange.

XI. DATA ON THE COMPANY SHARE IN OTHER COMPANIES RENDERING COMMUNICATION SERVICES (WHERE THE COMPANY SHARE IN THE AUTHORIZED CAPITAL IS 10% AND MORE)

As of 01.01.06, ***Sibirtelecom*** OJSC has its share in the following communication companies:

Table 11.1

No	Company	Main activity	Share in authorized capital, %	Contribution in authorized capital, thous. rubles	Main indicators		
					Number of subscribers/lines	Gain, thousand rubles	Net profit, thousand rubles
1.	Yeniseitelecom, Closed Company	Cellular communication GSM standard 900/1800, NMT 450, IMT-MC 450	100	38 824	930 193	3 125 601	995 368
2.	Baikalwestcom, Closed Company	Cellular communication GSM standard 900/1800, NMT 450, IMT-MC 450	100	24 582.2	722 426	2 419 328	626 124
3.	Kusbass Mobile Telephone GSM, Closed Company	Cellular communication GSM standard 900/1800	100	100	40 285	61 533	-42 170
4.	ChitaNET, Closed Company	Data transfer, Internet	100	1 148	7 396	23 393	948
5.	Altai Telecommunication Company, Closed Company	Local telephony	100	100	3 000	5 955	118
6.	NGTS-Page, OJSC	Paging communication	72.7	80	The company is in liquidation process and exercises no activity		
7.	Region-Network, Closed Company	Cellular communication CDMA standard	66	66	The company exercises no activity		
8.	Mobiletelecom, Telecommunication Stock Company, OJSC	Data transfer, Internet, paging communication	64.99	6 498.5	20 689	68 548	1 964
9.	Regional Information Networks, OJSC	Internet	51	76.5	15 111	52 138	2 911
10.	Novocom, Closed Company	Local telephony, Internet	50	2 080	2 460	48 851	6 900
11.	TeleRossNovosibirsk, Closed Company	Telephony, data transfer, Internet (Golden Telecom)	50	230	0	4 004	-2 078
12.	ATS-41, Closed Company	Local telephony, Internet	49	1 984.5	12 896	40 483	3 696
13.	ATS-32, Closed	Local telephony,	40.4	5.8	15 454	37 648	3 040

	Company	Internet					
14.	Irkutsk Accounting Chamber, OJSC	Internet	34	680	0	79	70
15.	Digital Network and Telecommunication Systems of Novosibirsk Region, OJSC	Local and intraareal telephony	30	27	6 292	26 430	-10 818
16.	Rostelegraph, Closed Company	Coordination and development of recording comunication in regions	19.61	80	–	17 586	76
17.	Communication and Information Technologies, Closed Company	Paging communication	19.16	121	213	2 609	- 1967
18.	Siberian Mobile Communication, Closed Company	Cellular communication GSM standard 1800, D-AMPS	10	1 710	500 000	745 542	254 983

Yeniseitelecom, CJSC (Krasnoyarsk)

Yeniseitelecom, CJSC (ETC, CJSC) – registered on October 27, 1998.

The authorized capital amounts to 38 824 thousand rubles, the share of ***Sibirtelecom***, OJSC is 100%.

The investment book value amounts to 421 601.4 thousand rubles.

The company renders cellular communication services of GSM-900/1800 and IMT-MC-450i standards in Krasnoyarsk Region.

During 2005 the company experienced rapid development: it reconstructed and extended the existing network.

In February 2005 the company acquired 59.7% shares of Altaisvyaz, OJSC, which renders cellular communication services of GSM 1800 and AMPS 800 standards in Altai Region and Altai Republic.

In June 2005 the company purchased from Rostelecom, OJSC relay and cable lines as part of capital facilities in the city of Norilsk and at Norilsk Industrial Complex. In July 2005 the company established the Yenisei branch of Yeniseitelecom, and employed personnel for maintenance of the purchased relay and cable lines.

In July 2005 the final stage of merger of Sayantelecom, CJSC (providing cellular communication services in the Republic of Khakassia) and Yeniseitelecom, CJSC, finished. The associate enterprise served as basis for opening of the Sayan subsidiary of Yeniseitelecom.

On January 1, 2006 Yeniseitelecom, CJSC had 930 137 subscribers of GSM-900/1800 standard and 56 subscribers of IMT-MC-450i standard.

The company gain from the rendered services in 2005 amounted to 3 125 601 thousand rubles, which is 63.4% more than that in the previous year.

The profit in 2005 amounted to 995 368 thousand rubles, which is 45.89% more than that in the previous year.

In 2005 ***Sibirtelecom***, OJSC received dividends for 2004 in the amount of 62 082 569.5 rubles.

Baikalwestcom, CJSC (Irkutsk)

Baikalwestcom, CJSC (BWC, CJSC) - registered on July 15, 1994.

The authorized capital amounts to 24 582.2 thousand rubles, the share of ***Sibirtelecom***, OJSC is 100%.

The investment book value amounts to 285 767.6 thousand rubles.

Baikalwestcom, CJSC provides cellular communication services of GSM-900/1800 standards. Until 2005 the company possessed a licence for rendering cellular communication services of NMT-450 standard, but due to the lack of commercial perspectives that network was put out of use.

In November 2005 Baikalwestcom was the first, and currently it is the only provider of communication services in the Irkutsk Region, which launched the test use of broadband data transfer technology EDGE. By January 1, 2006 this technology was put into commercial use on the whole territory of GSM coverage in the city of Irkutsk and along the Irkutsk-Listvyanka highway.

In 2005 the company worked on the extension of its cellular communication network. The coverage area included the towns of Zhelesnogorsk-Ilimsky, Kuitun, Bodaybo and some other settlements.

On January 1, 2006 Baikalwestcom, CJSC had 722 426 subscribers.

The company gain from the rendered services in 2005 amounted to 2 419 328 thousand rubles, which is 44.17% more than that in the previous year.

The profit in 2005 amounted to 626 124 thousand rubles, which is 12.55% more than that in the previous year.

In 2005 ***Sibirtelecom***, OJSC received dividends for 2004 in the amount of 75 933 312 rubles.

Kusbass Mobile Telephone GSM, CJSC (Kemerovo)

Kusbass Mobile Telephone GSM, CJSC (KMT GSM, CJSC) – registered on August 13, 2001.

The authorized capital amounts to 100 thousand rubles, the share of ***Sibirtelecom***, OJSC is 100%.

The investment book value amounts to 114.4 thousand rubles.

KMT GSM, CJSC provides cellular communication services of GSM-900/1800 standards on the territory of the Kemerovo Region.

In 2005 KMT GSM, CJSC obtained a licence for rendering cellular communication services of GSM-1800 standard. The company proceeded with the development of cellular communication network in the region. It mounted base stations in the towns of Prokopyevsk, Kiselevsk, Belovo. The company increased the number of base stations in Kemerovo and Novokusnetsk.

On January 1, 2006 the company had 40 285 subscribers.

The company gain from the rendered services in 2005 amounted to 61 533 thousand rubles, which is 79.2% more than that in the previous year.

The loss in 2005 amounted to 42 170 thousand rubles, which is 74.54% more than that in the previous year.

In 2005 the company paid no dividends.

<u>Altai Telecommunication Company, CJSC</u> <u>(Barnaul)</u>

Altai Telecommunication Company, CJSC (ALTEL, CJSC) – registered on 18.07.1997.

The authorized capital amounts to 100 thousand rubles, the share of ***Sibirtelecom***, OJSC is 100%.

The investment book value amounts to 1 968 thousand rubles.

ALTEL, CJSC provides the local telephony services in the city of Barnaul in accordance with the licence issued by the Ministry of Communications and Information of Russian Federation No. 9269 from January 30, 1998. On January 1, 2006 the company had 3 000 subscribers.

The company gain from the rendered services in 2005 amounted to 5 955 thousand rubles, which is 7.39% more than that in the previous year.

The profit in 2005 amounted to 118 thousand rubles; in 2004 the net profit amounted to 1 thousand rubles.

In 2005 the company paid no dividends.

<u>ChitaNET, CJSC</u> <u>(Chita)</u>

ChitaNET, CJSC – registered on 15.06.1995.

The authorized capital amounts to 1 148 thousand rubles, the share of ***Sibirtelecom***, OJSC is 100%.

The investment book value amounts to 12 975.3 thousand rubles.

ChitaNET, CJSC renders wide range of communication services in the city of Chita and the Chita Region: long-distance and international calls, transfer and reception of facsimile messages, an email box, dial-up and dedicated Internet connection, IP-telephony.

In 2005 the company constructed and put into operation new access nodes and 9.75 km long optic-fiber lines. An IP-telephony block was mounted and put into operation. Production facilities of Data-center were modernized and extended: game-server, icq-server, forum, chat, streaming radio of the 4th channel, video on demand, and ftp-server for home networks were put into operation. The external traffic capacity was increased from 788 GB to 1.27 TB.

The number of subscribers on January 1, 2006:

Dial-up	6 739;
Dedicated lines	657;

The company gain from the rendered services in 2005 amounted to 23 393 thousand rubles, which is 19.01% more than that in the previous year.

The profit in 2005 amounted to 948 thousand rubles, which is 46.59% less than that in the previous year.

In 2005 ***Sibirtelecom*** OJSC received dividends for 2004 in the amount of 274 592.5 rubles.

<u>NGTS-Page, OJSC</u> <u>(Novosibirsk)</u>

NGTS-Page, OJSC – registered on August 21, 1996.

The authorized capital amounts to 110 thousand rubles, the share of ***Sibirtelecom***, OJSC is 72.7%. The contribution was made of partly monetary means and equipment. Other shareholders are natural persons.

The investment book value amounts to 2 395 thousand rubles.

NGTS-Page, OJSC dealt with paging services in the city of Novosibirsk. Due to the rapid growth of cellular communication, the number of subscribers was constantly decreasing. Starting from 2003 the company was suffering losses.

The company gain for the 1st quarter of 2005 amounts to 479 thousand rubles, which is 58.64% less than that for the 1st quarter of 2004. The loss amounted to 259 thousand rubles, which is 40.76% more than that for the 1st quarter of 2004.

Due to the fact that the current activity of the company is detrimental and there are no future prospects, a special general meeting of the shareholders took place on May 31, 2005, where it was resolved to liquidate the company.

<u>Region-Network, CJSC</u> <u>(Novosibirsk)</u>

Region-Network, CJSC was founded in 1997 to render radiotelephone communication services in Novosibirsk region within the 828-831 MHz and 973-876 MHz frequency bands on the basis of the code-division multiple access technology (CDMA).

The authorized capital amounts to 100 thousand rubles, the share of ***Sibirtelecom***, OJSC is 66 %.

The company leads no activity. The validity period of the licence issued by the Ministry of Communication and Information of the Russian Federation No.10340 expired on November 1, 2000.

<u>Mobiltelecom, Telecommunication Stock Company, OJSC</u> <u>(Ulan-Ude)</u>

Mobiltelecom, Telecommunication Stock Company, OJSC (SC Mobiltelecom, OJSC) – registered on August 2, 2001.

The authorized capital amounts to 10 000 thousand rubles, the share of ***Sibirtelecom*** OJSC is 64.99%.

The investment book value amounts to 8 425 thousand rubles.

The company renders services with the following brand names: BURNET (Registered trade mark: Internet, web-projects, telephony, etc.) and CONTINENTAL (paging communication).

During 2005 SC Mobiltelecom, OJSC finished modernizing the regional data transfer network in Buryatya Republic. This required complete replacement of telecommunication and switching equipment at 10 stations. Together with modernizing the area network the company extended the broadband access network in the city of Ulan-Ude. They also created 2 new access nodes.

The population demand for broadband access services greatly increased, including the HomeNet service. Within a year the number of HomeNet users increased by a factor of three and now amounts to about 400.

On 1.01.2006 the company served 20 689 subscribers, including:

14 662 – dial-up Internet access;

704 – dedicated lines;

4 640 – IP-telephony;

683 – paging communication.

The company gain for 2005 amounted to 68 709 thousand rubles, which is 24% more than that for the previous year.

The company profit for 2005 amounted to 1 905 thousand rubles, which is 59.27% more than that for the previous year.

In 2005 ***Sibirtelecom*** OJSC received dividends for 2004 in the amount of 591 366 rubles.

Regional Information Networks, OJSC (Novosibirsk)

Regional Information Networks, OJSC (Rinet, OJSC) – registered on 4.07.1994.

The authorized capital amounts to 150 thousand rubles, the share of ***Sibirtelecom*** OJSC is 51%. The contribution was partly made by monetary means, equipment and intangible assets. Other shareholders are individual persons. The board of directors of ***Sibirtelecom*** OJSC (Report No.15 from December 27, 2005) resolved to increase the share of ***Sibirtelecom*** OJSC in Rinet, OJSC up to 100% by means of buying shares. The deals were accomplished on April 3, 2006.

Rinet OJSC provides dial-up Internet access and access via dedicated lines (on-line), renders internet telephony, hosting and collocation services, develops software for IP-network control and management and billing software, works in research and development of web-technologies.

In 2005 the company worked on the improvement of rendered services. They increased the capacity of ground communication channels and uplinks, constructed a 7,8 km long fiber-optic communication line. To stimulate the intercity traffic increase they created a file archive (of ftp-server type).

On 1.01.2006 the company had 15 111 subscribers, including:

14 921 - Dial-Up;

196 - On-Line.

The company gain for 2005 amounted to 52 138 thousand rubles, which is 35.6% more than that for the previous year.

The company profit for 2005 amounted to 2 911 thousand rubles, which is 239.28 % more than that for the previous year.

In 2005 ***Sibirtelecom*** OJSC received dividends for 2004 in the amount of 185 640 rubles.

NOVOCOM, Closed Company (Novosibirsk)

Novocom, Closed Company – registered on 29.08.1996.

The authorized capital amounts to 4 160 thousand rubles, the share of ***Sibirtelecom*** OJSC is 50%. Other shareholders are OAKRAL Limited, Netherlands (45% of authorized capital) and MKT, Close Company, Moscow (5% of authorized capital).

Novocom, Closed Company renders local telephony, data transfer and telematics services.

Novocom, Closed Company provides direct Moscow telephone numbers, Novosibirsk telephone numbers with uplink access to MKT network and to Novosibirsk long-distance telephone station, as well as provides uplink access to MKT network for subscribers of electronic dial offices via its own 007 service.

On 1.01.2006 the company had 2 406 subscribers.

The company gain for 2005 amounted to 48 851 thousand rubles, which is 20.67% more than that for the previous year.

The company profit for 2005 amounted to 6 900 thousand rubles, which is 95.36% more than that for the previous year.

In 2005 ***Sibirtelecom*** OJSC received dividends for 2004 in the amount of 227 500 rubles.

<u>TeleRossNovosibirsk, Closed Company (Novosibirsk)</u>

TeleRossNovosibirsk, Closed Company was registered on 29.09.1994.

The authorized capital amounts to 460 thousand rubles, the share of ***Sibirtelecom*** OJSC is 50%. Other shareholders are SFMT-Rusnet, Inc., USA (45% of authorized capital), and SCS Sovintel, Closed Company, Moscow (5% of authorized capital).

TeleRossNovosibirsk, Closed Company is an agent of SCS Sovintel, Closed Company on the territory of Novosibirsk Region. The company renders telephony, data transfer and Internet services. It leads its activity under the brand name Golden Telecom.

Currently the company has no own subscribers.

The company gain for 2005 amounted to 4 004 thousand rubles, which is 79.31% less than that for the previous year.

The company losses for 2005 amounted to 2 078 thousand rubles, while the pervious year had given profit comprising 1 247 thousand rubles.

In 2005 ***Sibirtelecom*** OJSC received dividends for 2004 in the amount of 33 442 rubles.

<u>ATS-41, Closed Company (Bratsk)</u>

ATS-41, Closed Company – registered on 3.03.1995.

The authorized capital amounts to 4 050 thousand rubles, the share of ***Sibirtelecom*** OJSC is 49%.

The board of directors of ***Sibirtelecom*** OJSC (Minutes No.15 from December 27, 2005) resolved to purchase 740 shares of ATS-41, Closed Company, which amounted to 0.91% of authorized stock.

The company provides population and corporations with local telephony services on the territory of Irkutsk Region and in the cities of Bratsk and Ust-

Ilimsk. Those services are rendered in accordance with licences No. 4225 and No. 28028 of the Ministry of Communications and Information of the Russian Federation. The telematic services (Internet) are rendered in accordance with licence No. 13176 of the State Committee for telecommunications of the Russian Federation. The data transfer services are rendered in accordance with licence No. 30516 of the Ministry of Communications and Information of the Russian Federation.

In 2005 the company worked on the development of the existing communications network. It extended the station capacity and added 759 numbers; increased the number of IP-telephony channels from 30 to 60, extended the Internet access node. The company also purchased a new administrative building.

On 1.01.2006 the company had 12 896 subscribers.

The company gain for 2005 amounted to 40 483 thousand rubles, which is 17.63% more than that for the previous year.

The company profit for 2005 amounted to 3 696 thousand rubles, which is 25.42% less than that for the previous year.

In 2005 ***Sibirtelecom*** OJSC received dividends for 2004 in the amount of 231 155 rubles.

ATS-32, Closed Company (Irkutsk)

ATS-32, Closed Company – registered on 18.09.1991.

The authorized capital amounts to 14 350 rubles, the share of ***Sibirtelecom*** OJSC is 40.4%.

The company renders local telephony, telematic and Internet access services in the city of Irkutsk.

In 2005 the company increased the installed capacity and added 1 500 numbers. Two new licences for telephony services were received (the previous licence became void).

On 1.01.2006 the company had 15 454 subscribers. 1 299 subscribers use Internet access services.

The company gain for 2005 amounted to 37 648 thousand rubles, which is 16.09% more than that for the previous year.

The company profit for 2005 amounted to 3 040 thousand rubles, which is 125.52% more than that for the previous year.

In 2005 ***Sibirtelecom*** OJSC received dividends for 2004 in the amount of 242 788 rubles.

Irkutsk Accounting Chamber, OJSC (Irkutsk)

Irkutsk Accounting Chamber, OJSC (IAC, OJSC) – registered on 23.12.1994.

The authorized capital amounts to 2 million rubles, the share of ***Sibirtelecom*** OJSC is 34%.

The company main activity is Internet access services in the city of Irkutsk.

In 2005 the company renounced the licence for data transfer and telematic services (as recommended by the State Communications Control), which was due to numerous violations of the current legislation and difficult financial position.

The company gain for 2005 amounted to 79 thousand rubles, which is 71.68% less than that for the previous year.

The company net profit for 2005 amounted to 70 thousand rubles, while the previous year was finished with 273 thousand rubles losses.

In 2005 the company paid no dividends.

Digital Network and Telecommunication Systems of Novosibirsk Region, OJSC (Novosibirsk)

Digital Network and Telecommunication Systems of Novosibirsk Region, OJSC (DN&TS N, OJSC) – registered on 22.01.1996.

The authorized capital amounts to 90 thousand rubles, the share of ***Sibirtelecom*** OJSC is 30%.

Other shareholders are:

The administration of Novosibirsk Region (19% of authorized capital);

Private limited company L.G.B.Telecom B.V. (Netherlands) (51% of authorized capital), which finances the project and influences elaboration and realization of the company development concept.

The company specializes in installation of telephones in distant city districts.

In 2005 the licence for telephony services was withdrawn, which was caused by numerous violations.

On 1.01.2006 the company had 6 292 subscribers.

The company gain for 2005 amounted to 26 430 thousand rubles, which is 29.81% more than that for the previous year.

The company losses for 2005 amounted to 10 818 thousand rubles, which is 591.69% more than those for the previous year.

In 2005 the company paid no dividends.

Rostelegraph, Closed Company (Moscow)

Rostelegraph, Closed Company – registered on 1.09.1995.

The authorized capital amounts to 408 thousand rubles, the share of ***Sibirtelecom*** OJSC is 19.61%.

Rostelegraph, Closed Company is the only company in Russia, which, according to its Statutes, provides:

Coordination of activities of regional communications operators aimed at creation, development and optimization of public telematic services;

Unified technical and operational policy at telegraph networks;

Mutual payments for local and international telephony services on the territory of Russian Federation.

The company main activity is selling services of mutual payments at the public telegraph network, services of the international facsimile network BureauFax administration.

The company gain for 2005 amounted to 17 586 thousand rubles, which is 15.95% more than that for the previous year.

The company profit for 2005 amounted to 76 thousand rubles, which is 93.53% less than that for the previous year.

In 2005 ***Sibirtelecom*** OJSC received dividends for 2004 in the amount of 72 800 rubles.

Communication and Information Technologies, Closed Company (Chita)

Communication and Information Technologies, Closed Company (CIT, Closed Company) – registered on 7.07.1999.

The authorized capital amounts to 631.5 thousand rubles, the share of ***Sibirtelecom*** OJSC is 19.16%.

The company renders paging communication services in Chita Region. Due to the lack of future prospects for such services, the company works on development of other activities, such as mounting of equipment and intrusion protection systems.

On 1.01.2006 the company had 213 subscribers.

The company gain for 2005 amounted to 2 609 thousand rubles, which is 60% less than that for the previous year.

The company losses for 2005 amounted to 1 967 thousand rubles, while the previous year had brought profit in the amount of 83 thousand rubles.

In 2005 the company paid no dividends.

Siberian Mobile Communication, Closed Company (Omsk)

Siberian Mobile Communication, Closed Company (SMC, Closed Company) – registered on March 28, 1994.

The authorized capital amounts to 17 100 thousand rubles, the share of ***Sibirtelecom*** OJSC is 10%.

The board of directors of ***Sibirtelecom*** OJSC (Minutes No.15 from December 27, 2005) resolved to sell the shares of Siberian Mobile Communication, Closed Company for 3 200 thousand USD. The deal was closed in the first quarter of 2006.

Siberian Mobile Communication, Closed Company renders cellular communication services of D-AMPS and GSM-1800 standards in Omsk and Omsk Region under the brand names Fora, Europa, Tele-2.

On 1.01.2006 the company had about 500 000 subscribers.

The company gain for 2005 amounted to 745 542 thousand rubles, which is 110.31% more than that for the previous year.

The company profit amounted to 254 983 thousand rubles, which is 565.14% more than that for the previous year.

In 2005 the company paid no dividends.

As of January 1, 2006, ***Sibirtelecom***, OJSC has its share in the authorized capital of 34 enterprises, 10 of which are branches, 9 are dependent (more than 20% of authorized capital).

12.1. Labor and Wages

Starting from 2003 ***Sibirtelecom***, OJSC introduced the new labor remuneration system, which is based on official salaries for all tariff and qualification categories. The principles of this system are given in the Provisions on labor remuneration of ***Sibirtelecom***, OJSC employees, which is an integral part of the Collective agreement between ***Sibirtelecom***, OJSC and Interregional trade union association ***Sibirtelecom*** OJSC for 2005-2007. The adopted system provides salary differentiation according to qualification, complexity, intensity, conditions and kind of work.

During the financial year ***Sibirtelecom***, OJSC raised official salaries of all employees, excluding the management staff. From July 1, 2005 the official salaries were raised by 5%. Labor remuneration of the management staff was increased according to the unified regulations on awarding based on venture management. This makes it possible to differentiate the incentive payments depending on the employee qualification and level of responsibility. The variable component of those employees' salaries increased from 30% to 45-60%. Moreover, the unified regulations on awarding provide an annual fee to all employees of ***Sibirtelecom***, OJSC.

The measures for optimization of labor remuneration and motivation resulted in the increase of the average salary of the Company employees.

The rate of the average salary growth in 2005 compared to 2004 amounted to 23.3%; the average salary in ***Sibirtelecom*** OJSC amounted to 11,924 rubles. (See the diagram below).

Diagram 12.1.

Average salary of employees in Sibirtelecom OJSC (rub.)


14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
9 667
11 924
23.3%
2004
2005

12.2. Upgrading Management Structure

Regarding upgrading of management structure, in 2005 the Company realized the following measures.

On February 25, 2005 the Company accomplished standardizing the management personnel structures in its subsidiaries, approved department functions, stated the number of employees in every functional department. These measures resulted in 16% reduction of the listed number of management personnel in the Company subsidiaries.

On June 21, 2005, at the annual General Meeting of Shareholders it was resolved to make alterations and supplements to p. 5.2 of the Company statutes, regarding the renaming of subsidiaries.

Besides standardizing the titles of its subsidiaries, on July 25, 2005 the Management of ***Sibirtelecom*** resolved to unify the departments of subsidiaries and to use the following terms for their classification:

- telecommunication center,
- district communications center,
- city telecommunications center,
- inter-city communications center,
- telecomservice,
- communications motor-transport depot,
- training center.

On September 01, 2005 the Company Management resolved to introduce the structural charts of subsidiaries with the above-mentioned designations from 30.09.2005.

During 2005 in the context of Master-Plan of the corporate reorganization No.177 'Development and introduction of the information system for human resource management (module Oracle EBS)' and No.152 'Organizational design of Svyazinvest, OJSC and Inter-Regional Company' the Company was working on standardization of its departments' designations and positions in accordance with the Corporate directory. Consequently, on September 30, 2005 the Company introduced the new nomenclature of departments' titles and positions for the staff list of its general management, subsidiaries and departments.

In the fourth quarter of 2005 the Company general management, its Novosibirsk, Omsk and Altai subsidiaries implemented Oracle EBS system. The transition to the new management system caused change of business-processes in the fields of personnel management and fixed assets, namely:

- centralization of functions regarding fixed assets accounting and payments to personnel at the subsidiary management level,
- redistribution of functions between functional units.

All changes, caused by the implementation of Oracle EBS system, were approved by the Company Management on February 17, 2006.

During 2005 further optimization activities were carried out. As a result, at the end of the accounting period the number of organization department of the Company subsidiaries equaled to 125, which is 27 less than before.

During 2005 the Company was working on the optimization of its employees' structure. The average number of employees during 2005 amounted to 43 352. As compared to 2004, this is 8.7 % reduction.

Diagram 12.2.

Average number of Sibirtelecom employees (thousand person)


47,5
43,4
48
47
46
45
44
43
42
41
2004
2005

12.3. Personnel Policy

The strategy of human resource management at ***Sibirtelecom***, OJSC implies forming of a qualified, solidary team, which is able to ensure the Company its leadership among competitors and to satisfy the clients' needs in communication services.

The main resource of the Company is its employees, because it's them who convert projects and plans into concrete technical and economic results. That is why ***Sibirtelecom***, OJSC believes, that its main priority is development of its human resources and makes all efforts to increase the level of qualification and creative way of work, to provide the social security and healthy social climate in among its employees.

At the end of the accounting year the number of employees at ***Sibirtelecom***, OJSC amounted to 42 251. Compared to the same period of the previous year, it is 4 141 less.

53.9% of employees have higher and secondary professional education (in 2003 this figure was 48.7% of the general number of employees, and in 2004 - 50.9%), 41.7% are under 40 years of age, 3.7% are employees of the retirement age, as compared to 2004 this figure is 1% less. The average age of ***Sibirtelecom***, OJSC is 40 years. ***Sibirtelecom***, OJSC employs 1 doctor of science and 36 candidates of science.

There are 3 607 managers of all levels, which is 8.5% of the general number of employees. 70.1% have higher education (in 2004 – 66.7%), 23% have secondary professional education. The average age of managers is 44 years.

In the accounting year the Company acquired 2% more specialists with higher education, as compared to 2004, and by the end of 2005 the proportion of such specialists amounted to 73.3%. That was possible because those employees completed their studies in high schools by correspondence; new employees also have higher education.

In the accounting year the Company acquired 1.6% more specialists with secondary education, as compared to 2004, and by the end of 2005 the proportion of such specialists amounted to 78.5%.

Development and training of personnel is one of the leading directions of the human resource management. Investing its means in trainings, the Company acquires highly skilled professionals, who are able to accomplish their tasks effectively and in accordance with the Company strategic objectives. Training is a multi-stage process, directed at raising the qualification level, which, in its turn, allows to increase the productivity, to improve the Company image as employer and to increase its investment appeal.

During 2005 9100 employees had trainings, which is 14% more than during 2004. 5479 employees had trainings at the training units of ***Sibirtelecom***.

While in 2002 every tenth employee of the Company improved his qualification, in 2003 it was every eighth, in 2004 – every sixth and in 2005 – every fifth.

The percentage of employees who in 2005 had trainings and improved their qualification is as follows:

- managers – 25.3%
- specialists – 44.7%
- qualified workers –30%.

To make trainings possible, ***Sibirtelecom***, OJSC possesses its own training centers in five subsidiaries: Novosibirsk, Altai, Omsk, Irkutsk and Kemerovo.

Having own training centers allows the Company to optimize its expenses.

In 2005 301 employees of the company received their diplomas on higher education, 125 employees completed their second higher education, and 198 employees completed their secondary professional education.

In 2005 the final stages of professional competitions for cablemen, metrological service engineers of the company regional subsidiaries took place in the city of Novosibirsk, where employees of all subsidiaries took part.

During 2005 the Company paid much attention to its social policy, which is aimed at motivation of employees, satisfying their social needs and more effective use of their labor potential.

The social policy of ***Sibirtelecom*** was realized within the terms of the unified collective agreement signed on the day of integration of 11 interregional companies. The agreement came into force on April 1, 2005.

In 2005, social problems of employees were solved by means of interest-free loans, as well as by means of credits secured by ***Sibirtelecom***. The amount of loans remains stable during several years, and the number of loans to employees is increasing. Thus, in 2005 the Company granted loans for the amount of 79 million rubles; 56 employees received benefits. 343 employees received loans secured by ***Sibirtelecom*** for the amount of 35 million rubles.

Within the limits of the means stated by the budgets of subsidiaries and general management the Company purchases tickets for employees and members of their families (mother and child), tickets to summer camps. In 2005 the amount, spent with those purposes, amounted to 28.6 million rubles; 1 632 employees and members of their families received sanitation services. 1457 children of the company employees went to summer camps for their vacation.

On January 1, 2005 the unified agreement for non-governmental provision of pensions with non-governmental retirement funds 'Telecom-Soyuz' came into force. That agreement concerned all employees of ***Sibirtelecom*** on equal conditions. In 2005 payments under that agreement comprised 275 million rubles; during 2005 1000 employees received documents for the non-governmental pension. Due to that agreement, the number of working retired in 2005 became 1% less.

The basis of the personnel motivation is not only monetary inspiration and social security, but also realization of their spiritual needs expressed in a person's interest in the results of his work. With those purposes the Company introduced the following Regulations: 'On honorary charter of ***Sibirtelecom***, OJSC', 'On gratitude of Director general of ***Sibirtelecom***, OJSC' and 'On honorary sign 'Honored employee of ***Sibirtelecom***, OJSC'. In 2005 11 were granted with honorary signs 'Honored employee of ***Sibirtelecom***, OJSC', 72 employees received honorary charters of ***Sibirtelecom***, OJSC'.

The Company constantly gives the departmental rank 'Master of communications' and grants the sign 'Honored wireless operator'. In 2005 66 ranks were granted and 9 employees received the sign.

The Company does not forget employees who gave their knowledge and potential to the communications industry, that is why the Company subsidiaries and general management together with trade unions always supports retired employees. They organize meetings on the day of telecommunication workers, Victory Day. They grant financial support for medical treatment and everyday needs. In 2005 that support amounted to 26.8 million rubles.

The human resource department of ***Sibirtelecom*** was the winner of all-Russian competition 'The best human resource department of 2005'.

13.1. Board of Directors

1. Membership of the Board Directors that had been acting till the annual General Meeting of Shareholders in 2005.

The Board of Directors of the Company was elected at the annual General Meeting of Shareholders of ***Sibirtelecom***, OJSC held on June 18, 2004 and acted till the annual General Meeting of Shareholders held on June 21, 2005:

Table 13.1

No	Name, patronymic name, last name	Position
1.	**Yevgeny Valeryevich Yurchenko** Chairman of the Board of Directors	Deputy General Director of Comstar United TeleSystems, OJSC
2.	**Anatoly Ivanovich Nikulin** – Deputy Chairman of the Board of Directors	General Director of ***Sibirtelecom***, OJSC
3.	**Maxim Victorovich Bobin**	Head of Legal Department of the Moscow Representative Office of NCH Advisors, Inc. (USA)
4.	**Alexander Arkadievich Yermolich**	Head of the Corporate Governance Department of Svyazinvest OJSC
5.	**Yelena Victorovna Zabuzova**	Director of the Economic Planning and Budgeting Department of Svyazinvest OJSC
6.	**Gennady Ivanovich Kovalenko**	Head of the Department of Legal Groundwork of Svyazinvest, OJSC
7.	**Marina Nikolayevna Osadchaya**	Head of the Department of Marketing and Services Sale Organization, Svyazinvest OJSC
8.	**Igor Veniaminovich Pozhidayev**	Head of the Department of Information Technologies of Svyazinvest OJSC
9.	**Igor Nikolayevich Repin**	Deputy Executive Head of the Association on Protection of Investors' Rights (city of Moscow)
10.	**Georgy Alexeyevich Romsky**	General Director of South Telecommunication Company, OJSC
11.	**Vladimir Anatolyevich Statin**	General Director of Association on Protection of Interests of Shareholders of Enterprises and Organizations, Non-profit Partnership, Manager of the Personnel Centre – the Russian Institute of Directors (RID), Moscow

2. Quantity and Manning of the Functioning Board of Directors.

At the annual meeting of the shareholders of ***Sibirtelecom***, OJSC held on June 21, 2005 the Board of Directors of the Company that acted by the moment of drawing up the annual report, was elected:

Table 13.2

No	Name, patronymic name, last name	Taken position	Share at Charter capital*, %
1.	**Sergey Ivanovich Kuznetsov** – Board of Directors Chairman	Principal Deputy General Director of Svyazinvest, OJSC	**0.000**
2.	**Anatoly Ivanovich Nikulin** – Deputy Board of Directors Chairman	General Director of ***Sibirtelecom***, OJSC	**0.104**
3.	**Boris Dmitrievich Antonuk**	Deputy Minister of Information Technologies and Connection of the Russian Federation	**0.000**
4.	**Valery Panteleyevich Bakalov**	Academic Secretary of Siberian State University of Telecommunication and Information	**0.001**
5.	**Andrey Vladimirovich Beskorovainy**	Manager of the Federal Agency on Communication	**0.000**
6.	**Maxim Victorovich Bobin**	Head of Legal Department of the Moscow Representative Office of NCH Advisors, Inc. (USA)	**0.000**
7.	**Alexander Arkadyevich Yermolich**	Head of the Department of Corporate Governance of Svyazinvest, OJSC	**0.000**
8.	**Yelena Victorovna Zabuzova**	Director of the Department of Economic Planning and Budgeting of Svyazinvest OJSC	**0.000**
9.	**Igor Veniaminovich Pozhidayev**	Head of the Department of Information Technologies of Svyazinvest OJSC	**0.000**
10.	**Igor Nikolayevich Repin**	Deputy Executive Director of the Association on Protection of Investors' Rights (city of Moscow)	**0.000**
11.	**Vladimir Anatolyevich Statin**	General Director of the Association on Protection of Interests of Shareholders of Enterprises and Organizations, Non-profit Partnership, Manager of the Personnel Centre – the Russian Institute of Directors (RID), city of Moscow	**0.000**

* as of December 31, 2005

Brief background information about members of the Board of Directors.

1. Boris Dmitriyevich Anton*yu*k
Age: **56**
Education: **higher**
Citizenship: **Russia**
Primary employment: Ministry of Information Technologies and Communication of the Russian Federation
Positions for the last 5 years:
Period: ***1999 - 2002***
Organization: ***Kosmicheskaya Svyaz, Federal state unitary enterprise***
Position: ***General Director***

Period: ***2002 - 2004***
Organization: ***Ministry of Communication and Informatization of the Russian Federation***
Position: ***Principal Deputy Minister***

Period: ***2003 – till present***

Organization: *Svyazinves, OJSC*
Position: *Board of Directors Member*

Period: *2003 - till present*
Organization: *Moscow Long-distance Telephone Station No 9, OJSC*
Position: *Board of Directors Member*

Period: *2003 - till present*
Organization: *CentrTelecom, OJSC*
Position: *Board of Directors Member*

Period: *2004 - 2004*
Organization: *Ministry of Communication and Informatization of the Russian Federation*
Position: *Principal Deputy Minister, Chairman of Liquidation Committee*

Period: *2004 - till present*
Organization: *Ministry of Communication and Informatization of the Russian Federation*
Position: *Deputy Minister*

Period: *2005 - till present*
Organization: *Moskovskaya Gorodskaya Telefonnaya Set', OJSC*
Position: *Board of Directors Member*

Period: *2005 - till present*
Organization: *Uralsvyazinform, OJSC*
Position: *Board of Directors Member*

Period: *2005 - till present*
Organization: *Sibirtelecom, OJSC*
Position: *Board of Directors Member*

Work experience in the Board of Directors of ***Sibirtelecom***, OJSC: June **21, 2005 – till present**

2. Valery Panteleyevich Bakalov

Age: **65**
Education: **higher, Doctor of Engineering Science, Professor**
Citizenship: **Russia**
Primary employment: **Siberian State University of Telecommunication and Information**
Positions for the last 5 years:
Period: *1987 – 2005*
Organization: **Siberian State University of Telecommunication and Information**
Position: *Rector*

Period: *2005- till present*
Organization: *Siberian State University of Telecommunication and Information*
Position: *Academic Secretary*

Period: *2002 - 2004*
Organization: *Sibirtelecom, OJSC*
Position: *Board of Directors Member*

Period: *2005 – till present*
Organization: *Sibirtelecom, OJSC*
Position: *Board of Directors Member*

Work experience in the Board of Directors of ***Sibirtelecom***, OJSC: June 07, 2002-June 18, 2004, June 21, 2005 – till present.

3. Andrey Vladimirovich Beskorovainy

Age: **47**
Education: **higher, Candidate of Engineering Science**
Citizenship: **Russia**
Primary employment: **Federal Communication Agency**

Position for the last 5 years:
Period: ***1997 - 2001***
Organization: *North-West GSM CJSC*
Positions: ***Engineer, Senior Engineer, Manager of a group, Deputy Executive Director, Director, Deputy General Director***

Period: ***2001 - 2002***
Organization: ***Main Radiostation Centre, Federal state unitary enterprise***
Position: ***Principal Deputy Director***

Period: ***2002 - 2004***
Organization: ***Main Radiostation Centre, Federal state unitary enterprise***
Position: ***Director***

Period: ***2004 - 2004***
Organization: ***Ministry of Communication and Informatization of the Russian Federation***
Position: ***Deputy Minister***

Period: ***2004 - 2005***
Organization: ***Federal Communication Agency***
Position: ***Deputy Head, acting Head***

Period: ***2005 – till present***
Organization: ***Federal Communication Agency***
Position: ***Head***

Period: ***2005 – till present***
Organization: ***Sibirtelecom, OJSC***
Position: ***Board of Directors Member***

Period: ***2005 – till present***
Organization: ***Tsentrtelecom, OJSC***
Position: ***Board of Directors Member***

Work experience in the Board of Directors of ***Sibirtelecom***, OJSC: **June 21, 2005 – till present**

4. Maxim Victorovich Bobin

Age: **30**

Education: **higher, international lawyer, Candidate of Legal Sciences**
Citizenship: Russia
Primary employment: **Moscow Representative Office, NCH Advisors, Inc.**

Positions for the last 5 years:
Period: *2000 - 2005*
Organization: **Moscow Representative Office, NCH Advisors, Inc.**
Position: ***Head of Legal Department***

Period: ***2003 - 2005***
Organization: ***VolgaTelecom, OJSC***
Position: ***Board of Directors Member***

Period: ***2003 – till present***
Organization: ***Sibirtelecom, OJSC***
Position: ***Board of Directors Member***

Period: ***2004 - till present***
Organization: ***Upravlayushchaya Kompaniya Kirovenergo, OJSC***
Position: ***Board of Directors Member***

Period: ***2004 - till present***
Organization: ***Vladimirskaya Energeticheskaya Kompaniya (Vladimirskaya Energy Company), OJSC***
Position: ***Board of Directors Member***

Period: ***2004 - till present***
Organization: ***Penzenskaya Energeticheskaya Upravlayushchaya Kompaniya (Penzenskaya Energy Management Company) , OJSC***
Position: ***Board of Directors Member***

Period: ***2004 - till present***
Organization: ***Smolenskenergosbyt, OJSC***
Position: ***Board of Directors Member***

Period: ***2005 - 2005***
Organization: ***ТГК-6, OJSC***
Position: ***Board of Directors Member***

Period: ***2005 - till present***
Organization: ***VolgaTelecom, OJSC***
Position: ***Board of Directors Deputy Chairman***

Work experience in The Board of Directors of ***Sibirtelecom***, OJSC: **June 18, 2003 – till present**

5. Alexander Arkadievich Yermolich

Age: 55
Education: ***higher, engineer-economist***
Citizenship: ***Russian***
Primary employment: ***Svyazinvest, OJSC***

Positions for the last 5 years:
Period: ***1999 - 2001***
Organization: ***Svyazinvest, OJSC***
Position: ***Deputy Head of the Department of Economic Forecasting and Free Planning***

Period: ***1999 - 2002***
Organization: ***Electrosvyaz, OJSC, Novosibirsk Region***

Position: *Board of Directors Chairman*

Period: *1999 - 2002*
Organization: *Novgorodtelecom, OJSC*
Position: *Board of Directors Chairman*

Period: *2001 - 2002*
Organization: *Svyazinvest, OJSC*
Position: *Deputy Head of the Department of Economic Forecasting and Free Planning*

Period: *2002 - 2003*
Organization: *Svyazinvest, OJSC*
Position: *Deputy Head of Department of Economic Forecasting and Free Planning*

Period: *2002 – till present*
Organization: *Sibirtelecom, OJSC*
Position: *Board of Directors Member*

Period: *2003 - till present*
Organization: *Svyazinvest, OJSC*
Position: *Head of the Department of Corporate Conduct*

Work experience in the Board of Directors of *Sibirtelecom*, OJSC: **June 07, 2002 – till present**

6. Yelena Victorovna Zabuzova

Age: 55
Education: **higher, economist**
Citizenship: **Russia**
Primary employment: **Svyazinvest, OJSC**

Positions for the last 5 years:
Period: *1999 - 2001*
Organization: *RAO Unified Energy System of Russia*
Position: *Deputy Head – Head of the Department of Operations at Financial Markets and Work with Banks in Financial Settlements Centre*

Period: *2001 - 2003*
Organization: *Svyazinvest, OJSC*
Position: *Deputy Head – Head of the Department of Economic Planning of Board of Economic Planning and Tariff Policy*

Period: *2002 – 2002*
Organization: *Smolensksvyazinform, OJSC*
Position: *Board of Directors Member*

Period: *2002 - 2002*
Organization: *Electrosvyaz, OJSC, Rostov Region*
Position: *Board of Directors Member*

Period: *2002 - 2003*
Organization: *South Telecommunication Company, OJSC*
Position: *Board of Directors Member*

Period: *2003 -2004*
Organization: *VolgaTelecom, OJSC*

Position: *Board of Directors Member*

Period: *2003 – till present*
Organization: *Svyazinvest, OJSC*
Position: *Director of the Department of Economic Planning and Budgeting*

Period: *2003 - till present*
Organization: *Sibirtelecom, OJSC*
Position: *Board of Directors Member*

Period: *2004 - 2005*
Organization: *Moscow Urban Telephone Network, OJSC*
Position: *Board of Directors Member*

Period: *2004 – 2005*
Organization: *RusLeasingSvyaz CJSC*
Position: *Board of Directors Member*

Period: *2005 – till present*
Organization: *RusLeasingSvyaz CJSC*
Position: *Board of Directors Chairman*

Period: *2005 – till present*
Organization: *Yuzhnaya Telecommunikatsionnaya Kompaniya, OJSC*
Position: *Board of Directors Member*

Period: *2005 – till present*
Organization: *CentreTelecom, OJSC*
Position: *Member of Management Board*

Period: *2005 - till present*
Organization: *North-West Telecom, OJSC*
Position: *Chairman of Audit Committee*

Period: *2005 - till present*
Organization: *Uralsvyazinform, OJSC*
Position: *Chairman of Audit Committee*

Work experience in the Board of Directors of ***Sibirtelecom***, OJSC: **March 04, 2003 – till present**

7. Sergey Ivanovich Kuznetsov

Age: **52**
Education: **higher**
Citizenship: **Russia**
Primary employment: **Svyazinvest, OJSC**

Positions for the last 5 years:
Period: *2000 – 2001*
Organization: *PeterStar CJSC*
Position: *General Director*

Period: *2001 - 2003*
Organization: *Rostelecom-Garantiya, Non-state pension fund*
Position: *Member of Council of the Fund*

Period: *2001 - 2003*
Organization: ***Rostelecom, OJSC***
Position: ***General Director, Chairman of Management Board***

Period: ***2001 - 2003***
Organization: ***Svyazinvest, OJSC***
Position: ***Board of Directors Member***

Period: ***2001 - 2004***
Organization: ***Globalstar-Kosmicheskie Telecommunikatsii, CJSC***
Position: ***Board of Directors Member***

Period: ***2001 - 2004***
Organization: ***RTComm.RU, OJSC***
Position: ***Board of Directors Member***

Period: ***2001 - 2004***
Organization: ***Telmos, CJSC***
Position: ***Board of Directors Member***

Period: ***2001 - 2003***
Organization: ***Interfax-Telecom, CJSC***
Position: ***Board of Directors Member***

Period: ***2002 - 2004***
Organization: ***Rostelecom, OJSC***
Position: ***Board of Directors Member***

Period: ***2001 – 2003***
Organization: ***RTK-Leasing***
Position: ***Board of Directors Member***

Period: ***2003 – 2003***
Organization: ***RTK-Leasing OJSC***
Position: ***Board of Directors Chairman***

Period: ***2003 – 2004***
Organization: ***North-West Telecom, OJSC***
Position: ***General Director, Chairman of Management Board***

Period: ***2003 – 2005***
Organization: ***Interregional Commercial Bank of Communication and Information Development, OJSC***
Position: ***Board of Directors Member***

Period: ***2004 – 2004***
Organization: ***Severo-Zapadny Telecom, OJSC***
Position: ***Board of Directors Member***

Period: ***2001 – 2004***
Organization: ***Research Center of Telecommunication Development Problems, Non-profit Partnership***
Position: ***Member of the Partnership Council***

Period: ***2004 – till present***
Organization: ***Svyazinvest, OJSC***
Position: ***Principal Deputy General Director***

Period: ***2004 – till present***

Organization: *Svyazinvest, OJSC*
Position: *Member of Management Board*

Period: *2004 - 2006*
Organization: *Telecominvest, OJSC*
Position: *Board of Directors Member*

Period: *2005 - till present*
Organization: *Rostelecom, OJSC*
Position: *Board of Directors Member*

Period: *2005 - till present*
Organization: *Central Telecommunication Company, OJSC*
Position: *Board of Directors Member*

Period: *2005 - till present*
Organization: *VolgaTelecom, OJSC*
Position: *Board of Directors Member*

Period: *2005 - till present*
Organization: *South Telecommunication Company, OJSC*
Position: *Board of Directors Chairman*

Period: *2005 - till present*
Organization: *Uralsvyazinform, OJSC*
Position: *Board of Directors Chairman*

Period: *2005 - till present*
Organization: *Sibirtelecom, OJSC*
Position: *Board of Directors Chairman*

Period: *2005 - till present*
Organization: *Dalnevostochnaya Companya Electrosvyazi, OJSC*
Position: *Board of Directors Chairman*

Period: *2005 - till present*
Organization: *Central Telegraph, OJSC*
Position: *Board of Directors Chairman*

Work experience in the Board of Directors of *Sibirtelecom*, OJSC: **June 21, 2005 – till present**

8. Anatoly Ivanovich Nikulin

Age: **55**
Education: **higher, engineer-economist**
Citizenship: **Russia**
Primary employment: ***Sibirtelecom*, OJSC**

Positions for the last 5 years:
Period: *1997 - 2001*
Organization: *Electrosvyaz, OJSC, Novosibirsk Region*
Position: *General Director*

Period: *1997 - 2001*
Organization: *Electrosvyaz, OJSC, Novosibirsk Region*
Position: *Board of Directors Member, Chairman of Management Board*

Period: *1997 – till present*
Organization: ***CB Aktsept, OJSC***
Position: ***Board of Directors Chairman***

Period: *1998 - 2001*
Organization: ***Region-Set' CJSC***
Position: ***Board of Directors Member***

Period: *2001 - 2003*
Organization: ***Novocom CJSC***
Position: ***Board of Directors Member***

Period: *2001 - 2004*
Organization: ***NGTS-Page, OJSC***
Position: ***Board of Directors Member***

Period: *2001 - 2004*
Organization: ***Rinet, OJSC***
Position: ***Board of Directors Member***

Period: *2002 – till present*
Organization: ***Sibirtelecom, OJSC***
Position: ***General Director***

Period: *2002 – till present*
Organization: ***Sibirtelecom, OJSC***
Position: ***Board of Directors Member, Chairman of Management Board of Sibirtelecom, OJSC***

Period: *2003 – 2005*
Organization: ***Yeniseitelecom, CJSC***
Position: ***Board of Directors Member***

Period: *2005 – till present*
Organization: ***Yeniseitelecom, CJSC***
Position: ***Board of Directors Chairman***

Period: *2003 – 2005*
Organization: ***Baikalvestcom, CJSC***
Position: ***Board of Directors Member***

Period: *2005 – till present*
Organization: ***Baikalvestcom, CJSC***
Position: ***Board of Directors Chairman***

Work experience in the Board of Directors of ***Sibirtelecom***, OJSC: **June 07, 2002 – till present**

9. Igor Veniaminovich Pozhidayev

Age: **42**
Education: **higher**, radio engineer
Citizenship: **Russia**
Primary employment: **Svyazinvest, OJSC**

Positions for the last 5 years:
Period: *2000 – 2002*

Organization: *ACB MENATEP Saint-Petersburg, OJSC (Bank MENATEP SPb, OJSC)*
Position: ***Head of the Department of Electronic Calculations***

Period: *2002 – 2002*
Organization: *ACB MENATEP Saint-Petersburg, OJSC (Bank MENATEP SPb, OJSC)*
Position: ***Head of the Department of Electronic Calculations and the Management of Internet-technologies ACS and Programming***

Period: *2002 – 2002*
Organization: *ACB MENATEP Saint-Petersburg, OJSC (Bank MENATEP SPb, OJSC)*
Position: ***Deputy Head of the Management of Internet-technologies ACS and Programming***

Period: *2002 – 2003*
Organization: *ACB MENATEP Saint-Petersburg, OJSC (Bank MENATEP SPb, OJSC)*
Position: ***Deputy Director of the Department of Information Processing Technologies***

Period: *2003 – till present*
Organization: ***Svyazinvest, OJSC***
Position: ***Director of Department of Information Processing Technologies***

Period: *2003 – 2005*
Organization: ***Startcom, CJSC***
Position: ***Board of Directors Chairman***

Period: *2005 – till present*
Organization: ***Startcom, CJSC***
Position: ***Board of Directors Member***

Period: *2004 – till present*
Organization: ***Sibirtelecom, OJSC***
Position: ***Board of Directors Member***

Period: *2005 – till present*
Organization: ***Svyazintek, OJSC***
Position: ***Board of Directors Chairman***

Work experience in the Board of Directors of *Sibirtelecom*, OJSC: **June 18, 2004 – till present**

10. Igor Nikolayevich Repin

Age: **39**
Education: **higher, lawyer-economist**
Citizenship: **Russia**
Primary employment: **Association on Protection of Investors' Rights**

Positions for the last 5 years:
Period: *1999 - 2001*
Organization: ***Aviastar, OJSC, city of Ulyanovsk***
Position: ***Board of Directors Member***

Period: *1999 - 2002*
Organization: ***Elektrosvyaz, OJSC, Vladimirovsk Region***
Position: ***Board of Directors Member***

Period: *1999 - 2002*
Organization: ***SRO NAUFOR, city of Moscow***

Position: *Main Specialist of the Department on Protection of Investors' Rights*

Period: *2000 - 2001*
Organization: *VACO, OJSC (Voronezh Joint Stock Aircraft Manufacturing Company)*
Position: *Board of Directors Member*

Period: *2000 - 2003*
Organization: *Association on Protection of Investors' Rights*
Position: *Expert*

Period: *2003 - 2005*
Organization: *Kanakovskaya SDPP, OJSC*
Position: *Board of Directors Member*

Period: *2001 - 2002*
Organization: *Kubanenergo, OJSC*
Position: *Board of Directors Member*

Period: *2002 – till present*
Organization: *Dalsvayz, OJSC*
Position: *Board of Directors Member*

Period: *2002 - 2003*
Organization: *Rostovenergo, OJSC*
Position: *Board of Directors Member*

Period: *2002 - 2003*
Organization: *Penzaenergo, OJSC*
Position: *Board of Directors Member*

Period: *2002 - 2004*
Organization: *Cherepetskaya SDPP, OJSC*
Position: *Board of Directors Member*

Period: *2002 – till present*
Organization: *Vladimirenergo, OJSC*
Position: *Board of Directors Member*

Period: *2002 – till present*
Organization: *Aviastar, OJSC, city of Ulyanovsk*
Position: *Board of Directors Member*

Period: *2003 - 2003*
Organization: *Astrakhanenergo, OJSC*
Position: *Board of Directors Member*

Period: *2003 - 2003*
Organization: *Omskenergo, OJSC*
Position: *Board of Directors Member*

Period: *2003 – till present*
Organization: *Association on Protection of Investors' Rights*
Position: *Deputy Head Executive Director*

Period: *2003 – till present*
Organization: *Sibirtelecom, OJSC*
Position: *Board of Directors Member*

Period: *2004 – till present*
Organization: ***Penzenskaya Generiruyushchaya Kompaniya, OJSC***
Position: ***Board of Directors Member***

Period: *2005 – till present*
Organization: ***Vladimirskaya Generiruyushchaya Kompaniya, OJSC***
Position: ***Board of Directors Member***

Period: *2005 – till present*
Organization: ***Vladimirenergoremont, OJSC***
Position: ***Board of Directors Member***

Period: *2005 – till present*
Organization: ***Penzaenergo, OJSC***
Position: ***Board of Directors Member***

Work experience in the Board of Directors of ***Sibirtelecom***, OJSC: **March 04, 2003 – till present**

11. Vladimir Anatolievich Statin

Age: **46**
Education: **higher, economist**
Citizenship: **Russia**
Primary employment: **Association on Protection of Interests of Shareholders of Enterprises and Organizations (OPIAK)**, Non-profit Partnership

Positions for the last 5 years:
Period: *1999 – till present*
Organization: ***Korporativnaya Finansovo-Investitsionnaya Kompaniya, OJSC***
Position: ***Deputy General Director***

Period: *2000 – till present*
Organization: **Association on Protection of Interests of Shareholders of Enterprises and Organizations (OPIAK)**, Non-profit Partnership
Position: ***General Director***

Period: *2000- 2002*
Organization: ***Gusevsky LPH, OJSC***
Position: ***Board of Directors Member***

Period: *2001- 2002*
Organization: ***Petushkiinterles, OJSC***
Position: ***Board of Directors Member***

Period: *2002 - 2002*
Organization: ***Altaitelecom, OJSC***
Position: ***Board of Directors Member***

Period: *2002 - 2002*
Organization: ***Electrosvyaz,, OJSC, Stavropol Region***
Position: ***Board of Directors Member***

Period: *2002 - 2002*
Organization: ***Electrosvyaz,, OJSC, Ulyanovsk Region***
Position: ***Board of Directors Member***

Period: *2002 - 2002*
Organization: ***Kirovelectrosvyaz,, OJSC***
Position: ***Board of Directors Member***

Period: *2003 - 2004*
Organization: ***Kurganenergo, OJSC***
Position: ***Board of Directors Member***

Period: *2003 – 2005*
Organization: ***Smolenskenergo, OJSC***
Position: ***Board of Directors Member***

Period: *2003 – till present*
Organization: ***Russian Institute of Directors***
Position: *Head of the Personnel Center*

Period: *2004 - till present*
Organization: ***Sibirtelecom, OJSC***
Position: ***Board of Directors Member***

Period: *2004 - till present*
Organization: ***Smolenskaya Energoremontnaya Kompaniya, OJSC***
Position: ***Board of Directors Member***

Period: *2004 - 2005*
Organization: ***Smolenskaya Upravlyaushchaya Energeticheskaya Kompaniya, OJSC***
Position: ***Board of Directors Member***

Period: *2004 - till present*
Organization: ***Astrakhanskaya Regionalnaya Generiruyushchaya Kompaniya, OJSC***
Position: ***Board of Directors Member***

Period: *2005 - till present*
Organization: ***Uralsvyazinform, OJSC***
Position: ***Board of Directors Member***

Work experience in the Board of Directors of ***Sibirtelecom***, OJSC: **June 18, 2004 – till present**

3. Information about independent directors in the Board of Directors.

The Board of Directors consists of three independent directors that are qualified for requirements of FFMS of Russia:

- **Boris Dmitrievich Antonuk**
- **Valery Panteleyevich Bakalov**
- **Andrey Vladimirovich Beskorovainy**
- **Maxim Victorovich Bobin**
- **Alexander Arkadyevich Yermolich**
- **Yelena Victorovna Zabuzova**
- **Sergey Ivanovich Kuznetsov**
- **Igor Veniaminovich Pozhidayev**
- **Igor Nikolayevich Repin**
- **Vladimir Anatolyevich Statin**

4. Information about remuneration to the members of the Board of Directors (criteria of determination and personal rate of remuneration (compensation for expenses) to the members of the Company's Board of Directors.

According to the Regulation on the Board of Directors of ***Sibirtelecom*** OJSC adopted by the extraordinary general meeting of the Company's shareholders on March 4, 2003 (report No. 2) as well as the changes and additions made to the Regulation on the Board of Directors of ***Sibirtelecom*** OJSC and approved by the annual general meeting of the Company's shareholders on June 18, 2004 (report No. 1), the members of the Board of Directors are paid remuneration at the period when they perform their duties and compensation for the expenses related to the fulfillment of their duties as the members of the Board of Directors.

The members of the Board of Directors receive quarterly and annual remuneration.

The quarterly remuneration to every member of the Board of Directors is established at the rate of 200 000 rubles.

The remuneration to the Chairman of the Board of Directors is set up with the coefficient of 1.5.

The quarterly remuneration to a member of the Board of Directors is decreased by:

30% - in case he was present at less than a half of the meetings of the Board of Directors that were conducted as joint attendance;

100% - if he participated in less than a half of the conducted meetings of the Board of Directors.

A member of the Board of Directors is paid the remuneration proportionate to the hours worked in the quarter for the quarter when the Board of Directors was reelected.

The annual remuneration to the membership of the Company's Board of Directors is established as assignments amounted according to the standards (percentage):

- the percentage of the Company's EBITDA by the data of financial statements by ISFR for the reporting year;

- of the Company's net profit amounted by the results of the reporting year and referred to the profit distribution.

The annual remuneration is distributed among all the members of the Board of Directors in equal parts.

The annual remuneration to a member of the Board of Directors is reduced by 50% in case he participated in less than a half of all meetings of the Board of Directors that occurred during the period of his authority.

To calculate the annual remuneration, standards (percentage) of assignments are determined by the General Meeting of Shareholders that elect the members of the present Board of Directors.

To calculate the annual remuneration to the members of the Board of Directors, at the annual General Meeting of Shareholders of June 21, 2005 (report No.1) it was decided to adopt the standards (percentage) of assignments as follows:

at the rate of 0.163% of EBITDA of the Company by the data of financial statements by ISFR for the reporting year;

at the rate of 0.407% of the Company's net profit amounted by the results of the reporting year and referred to the profit distribution.

The members of the Board of Directors that are the participants of the Board of Directors' Committee receive an increased quarterly remuneration at the rate of 40 000 rubles (for participation in every committee) upon fulfillment of their duties as members of the Board of Directors' Committee under condition that the member of the Board of Directors can not participate in more than 2 committees of the Board of Directors.

The increase by coefficient 1.25 is established to the Chairman of the Board of Directors.

The total remuneration paid to the members of the Company's Board of Directors for the financial year 2005 amounted 21 422 117,00 rubles.

5. Information about the Committees and the membership of the Board of Directors' Committees of *Sibirtelecom* OJSC.

In order to increase the efficiency and the quality of the work performed by the Board of Directors in preliminary consideration of the most urgent questions concerning the Board of Directors and to prepare recommendations, the Company's Board of Directors was represented by the following Committees (report No. 2 of July 5, 2005):

- The Board of Directors' Committee of ***Sibirtelecom*** OJSC for personnel and remuneration:

Chairman of the Committee:	**Igor Nikolayevich Repin,** a member of the Board of Directors, Deputy Executive Director of Association for Protection of Investors' Rights.
Member of the Committee:	**Valery Panteleyevich Bakalov,** a member of the Board of Directors, Academic Secretary of the Siberian State University of Telecomminication and Information Science.
Member of the Committee:	**Alexander Arkadyevich Yermolich,** a member of the Board of Directors, Head of Branch of Department for Corporate Management of Svyazinvest OJSC.

The main documents that regulate the activity of the Board of Directors' Committee regarding the personnel and remuneration, determine the questions of its authority, the order of formation and work are represented by the Regulations on the Board of Directors' Committee for personnel and remuneration adopted by the Board of Directors on September 6, 2004 (report No.8), as well as the changes and additions introduced to the Regulations on the Board of Directors' Committee for personnel and remuneration adopted by the Board of Directors on June 16, 2005 (report No.30).

- The Board of Directors' Committee of ***Sibirtelecom*** OJSC for Corporate Management:

Chairman of the Committee:	**Alexander Arkadyevich Yermolich,** a member of the Board of Directors, Head of Branch of Department of Corporate Management of Svyazinvest.
Member of the Committee:	**Igor Nikolayevich Repin,** a member of the Board of Directors, Deputy Executive Director of Association for Protection of Investors' Rights.
Member of the Committee:	**Andrey Vladimirovich Yevdokimov,** a chief specialist of department of Corporate Management of Svyazinvest OJSC.
Member of the Committee:	**Sergey Mikhailovich Pirozhkov,** Head of Securities Department of ***Sibirtelecom*** OJSC.

The Regulations on the Committee of the Board of Directors of ***Sibirtelecom*** OJSC for Corporate Management adopted by the Board of Directors on September 6, 2004 (report No.8) is the main document that controls the activity of the Committee of the Company's Board of Directors for Corporate Management and determines the Committee's terms of reference, order of its membership formation and work.

- The Board of Directors' Committee for Strategic Development of ***Sibirtelecom*** OJSC:

Chairman of the Committee:	**Yelena Victorovna Zabuzova,** a member of the Board of Directors, Head of Department of Economic Planning and Budgeting of Svyazinvest OJSC.
Member of the Committee:	**Maksim Victorovich Bobin,** a member of the Board of Directors, Head of Legal Department of Moscow Representation of NCH Advisors, Inc (the USA).
Member of the Committee:	**Anatoly Ivanovich Nikulin,** a member of the Board of Directors, General Director of ***Sibirtelecom*** OJSC.
Member of the Committee:	**Vladimir Anatolyevich Statyin,** a member of the Board of Directors, General Director of Association for Protection of Interests of Enterprises' and Organizations' Shareholders, Nonprofit Organization.
Member of the Committee:	**Igor Veniaminovich Pozhidayev,** a member of the Board of Directors, Director of Department of Information Technologies of Svyazinvest OJSC.

The Regulations on the Committee of the Board of Directors of ***Sibirtelecom*** OJSC for Strategic Development adopted by the Board of Directors on September 6, 2004 (report No.8) is the main document that controls the activity of the Committee of the Company's Board of Directors for Strategic Development and determines the Committee's terms of reference, order of its membership formation and work.

- The Board of Directors' Committee of ***Sibirtelecom*** OJSC for Audit consisting of:

Chairman of the Committee:	**Vladimir Anatolyevich Statyin,** a member of the Board of Directors, General Director of Association for Protection of Interests of Enterprises' and Organizations' Shareholders, Nonprofit Organization.
Member of the Committee:	**Yelena Victorovna Zabuzova,** a member of the Board of Directors, Head of Department of Economic Planning and Budgeting of «Svyazinvest» OJSC .
Member of the Committee:	**Maksim Victorovich Bobin, a** member of the Board of Directors, Head of Legal Department of Moscow Representation of NCH Advisors, Inc (the USA).

The Regulations on the Committee of the Board of Directors of ***Sibirtelecom*** OJSC for Audit adopted by the Board of Directors on September 6, 2004 (report No.8) as well as additions and changes made to the Regulations on the Committee of the Board of Directors of ***Sibirtelecom*** OJSC for Audit adopted by the Board of Directors on June 16, 2005 (report No.30) are the main documents that control the activity of the Committee of the Company's Board of Directors for Audit and determine the Committee's terms of reference, order of its membership formation and work.

6. Information about transactions on Company's shares purchased or carved out by the members of the Company's Board of Director during the reporting year (according to the FFMS of Russia' order of March 16, 2005, No. 05-5/ пз-н).

In 2005 share ownership ratios of the members of the Company's Board of Directors didn't change.

13.2. General Director

1. Information about the person that holds the position of sole executive body.

Table 13.3

1. Last name	Nikulin
First name, Patronymic	Anatoly Ivanovich
2. Position, place of employment	General Director of ***Sibirtelecom*** OJSC
3. Sex	male
4. Date of birth	October 25, 1950
5. Place of birth	Kemerovo Region, city of Prokopievsk

6. Education Higher professional, Economics and Communication Organization, Novosibirsk Electrotechnical Institute of Communication, 1973

7. Degree, academic status none

8. What state rewards are awarded with and when no awards

9. Total length of service 31 years Length of service in the branch 31 years

Total length of service at the position since October 1994

10. Labour Activity (including the study at the higher and specialized secondary educational institutions, military service)

Month and year		Position and the Name of Organization	Location of Organization
of entrance	of resignation		
September 1968	June 1973	Student, Novosibirsk Electrotechnical Institute of Communication of the USSR Ministry of Communications	city of Novosibirsk
August 1973	February 1975	Junior Research Assistant, Novosibirsk Electrotechnical Institute of Communication of the USSR Ministry of Communications	city of Novosibirsk
February 1975	May 1981	Senior Economist, Head of Budget Department, Motor Depot of Novosibirsk Region Production and Technical Administration of Communication of the USSR Ministry of Communications	city of Novosibirsk
May 1981	April 1991	Chief accountant, deputy head of Novosibirsk Region Production and Technical Administration of Communication of the USSR Ministry of Communications	city of Novosibirsk
April 1991	January 1994	Principal Deputy Head, Rossvyazinform State Company of Communication and Information Science, Novosibirsk Region, RF Ministry of Communication, Information Science, and Outer Space	city of Novosibirsk
January 1994	October 1994	Head, Rossvyazinform State Company of Communication and Information Science, Novosibirsk Region, RF Ministry of Communication, Information Science, and Outer Space	city of Novosibirsk
October 1994	December 2001	General Director, Elektrosvyaz LTD, Novosibirsk Region	city of Novosibirsk
December 2001	Till present	General Director, ***Sibirtelecom*** LTD	city of Novosibirsk

Criteria and rate of remuneration to General Director are determined by the Labour Contract. General Director is paid an official salary and a compensation package that consists of quarterly and annual bonuses for production results and labour achievements.

The decisions on giving the bonuses to General Director are made by the Company's Board of Directors.

A quarterly bonus is paid by the results of quarterly indicators for budget at the rate of 40% of quarterly bonuses for an official salary of actual hours worked by General Director.

An annual bonus is paid by the results of additional task at the rate of 60% of annular bonuses for an official salary of actual hours worked by General Director.

2. Information for Company's share ownership within a reporting year in 13.3.2

13.3. Management Board of the Company.

The management Board of the Company was organized by the decision of the Board of Directors ***Sibirtelecom*** OJSC of July 5, 2005; it consists of 11 people with the term of office from July 16, 2005 till July 30, 2006. The following persons were appointed the Members of the Managing Committee:

Table 13.4

№	First name, patronymic, last name	Occupied position	Period of work at the position	Share in Charted capital*, %
1.	**Anatoly Ivanovich Nikulin**	General Director of ***Sibirtelecom*** OJSC, Chairman of the Managing Comittee	since 2002	0.104
2.	**Lyudmila Aleksandrovna Arzhannikova**	Head of Telecommunication Department, Svyazinvest OJSC	since 2005	0.000
3.	**Ivan Ivanovich Borzenko**	Deputy General Director, Head of Security Department, ***Sibirtelecom*** OJSC	since 2003	0.000
4.	**Anatoly Victorovich Grib**	Deputy General Director, Director of Corporate Management and Information Technologies, ***Sibirtelecom*** OJSC	since 2005	0.000
5.	**Nikolay Aleksandrovich Grishko**	Deputy General Director, Director of Krasnoyarsk Branch of ***Sibirtelecom*** OJSC	since 2002	0.000
6.	**Nina Ivanovna Kirichek**	Deputy General Director, Head of Personnel Department , ***Sibirtelecom*** OJSC	since 2002	0.025
7.	**Dmitry Nikolayevich Levin**	Deputy General Director, Director for Business Development, ***Sibirtelecom*** OJSC	since 2005	0.000
8.	**Vladimir Ivanovich Lokhtin**	Executive Director, Director of Department for Capital Investments, ***Sibirtelecom*** OJSC	since 2004	0.000
9.	**Vladimir Victorovich Nozdrin**	Deputy General Director, Technical Director of ***Sibirtelecom*** OJSC	since 2002	0.005
10.	**Galina Ivanovna Khvoshchinskaya**	Chief Accountant of ***Sibirtelecom*** OJSC	since 2003	0.000
11.	**Alexander Andreyevich Sheifer**	Deputy General Director, Director of Economics and Finance Department, ***Sibirtelecom*** OJSC	since 2003	0.055

* Data on December 31,2005

By the decision of the Board of Directors of December 9, 2005, the following member of the Board terminated his authority early:

Vladimir Ivanovich Lokhtin	Chief Executive, Director of Capital Investment Department of Svyazinvest, OJSC	0.000

Since January 1, 2006 a member of the Managing Committee has been appointed:

Tamara Alekseyevna Chernikova	Head of Securities and Obligations Branch in the Finance Department of Svyazinvest, OJSC	0.000

Brief Background Information about the Member of Board of Directors:

Table 13.5

First name, patronymic, last name	Age	Education	Positions occupied for the last 5 years
Anatoly Ivanovich Nikulin	55	higher	Period: ***1997 - 2001*** Organization: ***Electrosvyaz OJSC, Novosibirsk Region*** Position: ***General Director*** Period: ***1997 - 2001*** Organization: ***Electrosvyaz OJSC, Novosibirsk Region*** Position: M***ember of the Board of Directors*** Period: ***1997 – till present*** Organization: ***Accept Commercial Bank OJSC*** Position: ***Chairman of the Board of Directors*** Period: ***1998 - 2001*** Organization: ***Region-set CJSC*** Position: ***Member of the Board of Directors*** Period: ***2001 - 2003*** Organization: ***Novokom CJSC*** Position: ***Member of the Board of Directors*** Period: ***2001 - 2004*** Organization: ***NGTS-Page OJSC*** Position: ***Member of the Board of Directors*** Period: ***2001 - 2004*** Organization: ***Rinet OJSC*** Position: ***Member of the Board of Directors*** Period: ***2002 – till present*** Organization: ***Sibirtelecom OJSC*** Position: ***General Director*** Period: ***2002 –till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Member of the Board of Directors, Chairman of the Board of Sibirtelecom OJSC*** Period: ***2003 – 2005*** Organization: ***Yeniseitelecom CJSC*** Position: ***Member of the Board of Directors***

			Period: ***2005 –till present*** Organization: ***Yeniseitelecom CJSC*** Position: ***Chairman of the Board of Directors*** Period: ***2003 – 2005*** Organization: ***Baikalvestcom CJSC*** Position: ***Member of the Board of Directors*** Period: ***2005 –till present*** Organization: ***Baikalvestcom CJSC*** Position: ***Chairman of the Board of Directors***
Lyudmila Aleksandrovna Arzhannikova	45	higher	Period: ***2000 - 2005*** Organization: ***Svyazinvest OJSC*** Position: ***Main Specialist of Telecommunication Department*** Period: ***2000 - 2001*** Organization: ***Electrosvyaz OJSC Vladimir Region*** Position: ***Member of the Board of Directors*** Period: ***2000 - 2002*** Organization: ***Electrosvyaz OJSC Omsk Region*** Position: ***Chairman of the board of Directors*** Period: ***2000 - 2002*** Organization: ***Tomsktekecom OJSC*** Position: ***Chairman of the Board of Directors*** Period: ***2002 - 2003*** Organization: ***Dalsvyaz OJSC*** Position: ***Member of Audit Committee*** Period: ***2004 –till present*** Organization: ***Telecom CJSC Ryazan Region*** Position: ***Member of the Board of Directors*** Period: ***2005 –till present*** Organization: ***Svyazinvest OJSC*** Position: ***Head of Telecommunication Department*** Period: ***2005 –till present*** Organization: ***Dalsvyaz OJSC*** Position: ***Member of Audit Committee*** Period: ***2005 – till present*** Organization: ***Kургansky Sotovy Telefon CJSC***

			Position: ***Member of Audit Committee*** Period: ***2005 – till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Member of the Board of Directors*** Period: ***2005 – till present*** Organization: ***AKOS CJSC*** Position: ***Member of Audit Committee***
Ivan Ivanovich Borzenko	54	higher	Period: ***1998 - 2003*** Organization: ***Department of Federal Security Service in Novosibirsk Region*** Position: ***Deputy Head of Department*** Period: ***2003 – 2005*** Organization: ***Sibirtelecom OJSC*** Position: ***Deputy General Director, Head of Security and Regime of Secrecy Department*** Period: ***2005 –till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Deputy General Director, Head of Security Department*** Period: ***2004 – till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Member of Managing Committee***
Anatoly Victorovich Grib	44	higher	Period: ***1994 - 2001*** Organization: ***Altaiskaya Telefonno-Telegrafnaya Kompaniya OJSC*** Position: ***Director of Biysk Performance Communication Centre*** Period: ***2001 - 2001*** Organization: ***Altaiskaya Telefonno-Telegrafnaya Kompaniya OJSC*** Position: ***Principal Deputy General Director*** Period: ***2001 - 2002*** Organization: ***Sibirtelecom OJSC*** Position: ***Principal Deputy Director of Altaitelecom, Regional Branch of Sibirtelecom OJSC*** Period: ***2002 - 2003*** Organization: ***Sibirtelecom OJSC*** Position: ***Deputy Director of Altaitelecom, Regional Branch of Sibirtelecom OJSC*** Period: ***2003 - 2004*** Organization: ***Sibirtelecom OJSC*** Position: ***Director of Technical Development Department*** Period: ***2004 - 2005***

			Organization: ***Sibirtelecom OJSC*** Position: ***Deputy Technical Director, Director of Telecommunication Department*** Period: ***2005 –till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Deputy General Director, Director of Corporate Management and Information Technologies*** Period: ***2005 – till present*** Organization: ***NOVOKOM CJSC*** Position: ***Member of the Board of Directors*** Period: ***2005 – till present*** Organization: ***TeleRoss-Novosibirsk, CJSC*** Position: ***Member of the Board of Directors*** Period: ***2005 – till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Member of the Board of Directors***
Nikolay Aleksandrovich Grishko	55	higher	Period: ***1994 - 2002*** Organization: ***Electrosvyaz OJSC Krasnoyarsky Krai*** Position: ***General Director*** Period: ***2002 - 2005*** Organization: ***Sibirtelecom OJSC*** Position: ***Deputy General Director of Sibirtelecom OJSC, Director of Electrosvyaz, Regional Branch of Sibirtelecom OJSC, Krasnoyarsky Krai*** Period: ***2005 – till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Deputy General Director, Director of Krasnoyarsk Branch of Sibirtelecom OJSC*** Period: ***2005 – till present*** Organization: ***KB Kedr CJSC*** Position: ***Chairman of Inspection Commission*** Period: ***2005 –till present*** Organization: ***Yeniseitelecom CJSC*** Position: ***Member of the Board of Directors*** Period: ***2005 –till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Member of the Board of Directors***
Nina Ivanovna Kirichek	57	higher	Period: ***1994 - 2001*** Organization: ***Electrosvyaz OJSC Novosibirsk Region*** Position: ***Deputy General Director***

			Period: *2001 - 2001* Organization: ***Electrosvyaz OJSC Novosibirsk Region*** Position: ***Director of Personnel Department*** Period: ***2001 - 2002*** Organization: ***Electrosvyaz OJSC Omsk Region*** Position: ***Member of the Board of Directors*** Period: ***2002 – till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Deputy General Director, Director of Personnel Department*** Period: ***2002 – till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Member of the Managing Committee***
Dmitry Nikolayevich Levin	39	higher	Period: ***1996 - 2004*** Organization: ***Siberian Mobile Systems -900 CJSC*** Position: ***General Director*** Period: ***2000 - 2003*** Organization: ***Siberian Mobile Systems -900 CJSC*** Position: ***Member of the Board of Directors*** Period: ***2004 - 2004*** Organization: ***Sibirtelecom OJSC*** Position: ***Acting Deputy General Director, Acting Head of Corporate Development*** Period: ***2004 – 2005*** Organization: ***Sibirtelecom OJSC*** Position: ***Deputy General Director, Marketing Director*** Period: ***2005 – till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Deputy General Director, Director of Business Development Department*** Period: ***2004 – till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Member of the Managing Committee*** Period: ***2005 – till present*** Organization: ***CteK GSM CJSC*** Position: ***Member of the Board of Directors*** Period: ***2005 – till present*** Organization: ***Bailkalvestkom CJSC***

			Position: ***Member of the Board of Directors*** Period: ***2005 – till present*** Organization: ***Yeniseitelecom CJSC*** Position: ***Member of the Board of Directors*** Period: ***2005 –till present*** Organization: ***Informatsionnye Tekhnologii Svyazi OJSC (Svyazintek OJSC)*** Position: ***Member of the Board of Directors***
Vladimir Ivanovich Lokhtin	48	higher	Period: ***2000 - 2004*** Organization: ***Svyazinvest OJSC*** Position: ***Director of Telecommunication Department*** Period: ***2004 – 2005*** Organization: ***Svyazinvest OJSC*** Position: ***Chief Executive, Director of Capital Investment Department*** Period: ***2000 – 2005*** Organization: ***Giprosvyaz OJSC*** Position: ***Member of the Board of Directors*** Period: ***2000 – 2002*** Organization: ***Elektrosvyaz OJSC, Khabarovsky Krai*** Position: ***Member of the Board of Directors*** Period: ***2000 – 2001*** Organization: ***Elektrosvyaz OJSC Irkutskaya Region*** Position: ***Member of the Board of Directors*** Period: ***2000 – 2004*** Organization: ***MobiTel CJSC*** Position: ***Member of the Board of Directors*** Period: ***2001 – 2002*** Organization: ***Elektrosvyaz OJSC Irkutskaya Region*** Position: ***Chairman of the Board of Directors*** Period: ***2002 – 2002*** Organization: ***Elektrosvyaz OJSC Krasnoyarsky Krai*** Position: ***Member of the Board of Directors*** Period: ***2003 – 2004*** Organization: ***Chukotkasvyazinform OJSC*** Position: ***Member of the Board of Directors*** Period: ***2003 – till present*** Organization: ***Uralsvyazinform OJSC*** Position: ***Member of the Managing***

			Committee Period: ***2005 – 2005*** Organization: ***Sibirtelecom OJSC*** Position: ***Member of the Managing Committee*** Period: ***2005 –till present*** Organization: ***Giprosvyaz-Sibir LTD*** Position: ***Chairman of the Board of Directors*** Period: ***2005 – till present*** Organization: ***Giprosvyaz OJSC*** Position: ***Chairman of the Board of Directors*** Period: ***2005 – till present*** Organization: ***Giprosvyaz-Severo-Zapad LTD*** Position: ***Chairman of the Board of Directors***
Vladimir Victorovich Nozdrin	55	higher	Period: ***1996 - 2004*** Organization: ***Novokom CJSC*** Position: ***Member of the Board of Directors*** Period: ***1998 – till present*** Organization: ***NGTS-Page OJSC*** Position: ***Member of the Board of Directors*** Period: ***1998 – till present*** Organization: ***Regional Information Networks, OJSC (Rinet OJSC)*** Position: ***Member of the Board of Directors*** Period: ***1998 - 2001*** Organization: ***Region-Set CJSC*** Position: ***Member of the Board of Directors*** Period: ***1998 - 2004*** Организация: ***Siberian Mobile Systems -900 CJSC*** Position: ***Member of the Board of Directors*** Period: ***2000 - 2001*** Organization: ***Elektrosvyaz OJSC Novosibirsk Region*** Position: ***Principal Deputy Director of Gorodskaya Elektrosvyaz Branch*** Period: ***2001 - 2001*** Organization: ***Elektrosvyaz OJSC Novosibirsk Region*** Position: ***Technical Director*** Period: ***2001 - 2002***

			Organization: ***Elektrosvyaz OJSC Krasnoyarsky Krai*** Position: ***Member of the Board of Directors*** Period: ***2001 - 2002*** Organization: ***Member of the Board of Directors, Republic of Khakassia*** Position: ***Member of the Board of Directors*** Period: ***2002 –till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Deputy General Director, Technical Director*** Период: ***2002 – till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Member of the Managing Committee*** Period: ***2003 – 2004*** Organization: ***Yeniseitelecom CJSC*** Position: ***Member of the Board of Directors*** Period: ***2004 –till present*** Organization: ***ATS-32 CJSC*** Position: ***Member of the Board of Directors*** Period: ***2004 – till present*** Organization: ***ATS-41 CJSC*** Position: ***Member of the Board of Directors*** Period: ***2004 – 2005*** Organization: ***STeK GSM CJSC*** Position: ***Member of the Board of Directors*** Period: ***2004 – till present*** Organization: ***ROSTELEGRAF CJSC*** Position: ***Member of the Board of Directors*** Period: ***2004 – 2005*** Organization: ***Loktelekom OJSC*** Position: ***Member of the Board of Directors*** Period: ***2004 – till present*** Organization: ***Giprosvyaz-Sibir OJSC*** Position: ***Member of the Board of Directors***
Galina Ivanovna Khvoshchinskaya	40	higher	Period: ***1997 - 2002*** Organization: ***Altaitelecom OJSC*** Position: ***Chief Accountant*** Period: ***1998 – 2002*** Organization: ***Altaitelecom OJSC*** Position: ***Member of the Managing Committee***

			Period: *2002 - 2002* Organization: ***Sibirtelecom OJSC*** Position: ***Chief Accountant of Altaitelecom Regional Branch of Sibirtelecom OJSC*** Period: ***2003 –till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Chief Accountant*** Period: ***2003 – till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Member of the Managing Committee***
Alexander Andreyevich Sheifer	53	higher	Period: ***1997 - 2001*** Organization: ***Elektrosvyaz OJSC Novosibirsk Region*** Position: ***Chief Accountant*** Period: ***2001 - 2003*** Organization: ***Sibirtelecom OJSC*** Position: ***Financial Director, Chief Accountant*** Period: ***2003 – till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Deputy General Director, Director of Economics and Finances*** Period: ***2003 –till present*** Organization: ***Sibirtelecom OJSC*** Position: ***Member of the Managing Committee*** Period: ***2004 – till present*** Organization: ***Baikalvestkom CJSC*** Position: ***Member of the Board of Directors*** Period: ***2004 – 2005*** Organization: ***STeK GSM CJSC*** Position: ***Member of the Board of Directors*** Period: ***2004 –till present*** Organization: ***TeleRoss-Novosibirsk CJSC*** Position: ***Member of the Board of Directors*** Period: ***2004 –till present*** Organization: ***Regional Information Networks, OJSC (Rinet OJSC)*** Position: ***Member of the Board of Directors*** Period: ***2004 –till present*** Organization: ***NGTS-PAGE OJSC*** Position: ***Member of the Board of Directors*** Period: ***2004 –till present*** Organization: ***RusLeasingSvyaz CJSC***

			Position: ***Member of the Board of Directors***

Determination criteria and rate of remuneration (compensation for expenses) paid to the Members of the Managing Committee in the reporting year.

According to the changes and additions introduced to the Regulation on Managing Committee of ***Sibirtelecom*** OJSC and adopted at the annual General Meeting of Shareholders (report No.1 of June 18, 2004), the rate and the order of remuneration, as well as its distribution among the Members of the Managing Committee is determined by the Company's Board of Directors.

On July 5, 2005 the Board of Directors of ***Sibirtelecom***, OJSC approved the conditions of contracts with the Members of the Managing Committee under which the quarter remuneration for the work in the Managing Committee is paid to a Member of the Managing Committee every quarter at the amount of 150 000 rubles, as well as the confirmed expenses related to fulfillment of his obligations as a member of the Managing Committee are compensated (Record No. 2).

As it is recommended by the Committee on Personnel and Remuneration at the Company's Board of Directors, the question on remuneration to the members of the Managing Committee of ***Sibirtelecom*** OJSC by the quarter results is submitted to consideration of the Board of Directors after the Board of Directors examined the following questions:

- On observation of the main economic indices in the Company's budget by the quarter results;
- On execution of the decisions previously made by the general meetings of both the shareholders and the Board of Directors and subject to implementation during the past quarter.

In the financial year 2005, the Members of the Managing Committee were paid total remuneration amounted 5 989 401, 00 rubles.

2. Ownership of Company's shares during the reporting year. Information about transactions on Company's shares purchased or carved out by the members of the Company's Managing Committee during the reporting year (according to the FFMS of Russia' order of March 16, 2005, No. 05-5/ пз-н).

The membership of the Managing Committee acting till July 5, 2005 was approved by the Board of Directors of ***Sibirtelecom*** OJSC on July 29, 2004 as follows:

Table 13.6

First name, last name, patronymic	Share in the chartered capital, %
Anatoly Ivanovich Nikulin	0.104
Ivan Ivanovich Borzenko	0.000
Ivan Vitaliyevich Dadykin	0.002
Nina Ivanovna Kirichek	0.025
Vladimir Victorovich Nozdrin	0.005
Alexander Ilyich Polnikov	0.000
Vitaly Fedorovich Popov	0.207
Aleksey Sergeyevich Sukontsev	0.032
Galina Ivanovna Khvoshchinskaya	0.000
Alexander Andreyevich Sheifer	0.055

According to the decision made by the Board of Directors on December 21, 2004, a member of the Managing Committee became:

Dmitry Nikolayevich Levin	0.000

Ownership shares ratio by the members of the Company's Managing Committee didn't change in 2005.

The membership of the Managing Committee approved by the Board of Directors of ***Sibirtelecom*** OJSC on July 5, 2005 as follows:

Table 13.7

First name, last name, patronymic	Share in the chartered capital, %
Anatoly Ivanovich Nikulin	0.104
Lyudmila Aleksandrovna Arzhannikova	0.000
Ivan Ivanovich Borzenko	0.000
Anatoly Victorovich Grib	0.000
Nikolay Aleksandrovich Grishko	0.000
Nina Ivanovna Kirichek	0.025
Dmitry Nikolayevich Levin	0.000
Vladimir Ivanovich Lokhtin	0.000
Vladimir Victorovich Nozdrin	0.005
Galina Ivanovna Khvoshchinskaya	0.000
Alexander Andreyevich Sheifer	0.055

When this annual report was worked out, the membership of the Managing Committee was as follows:

Table 13.8

First name, last name, patronymic	Share in the chartered capital, %
Anatoly Ivanovich Nikulin	0.104
Lyudmila Aleksandrovna Arzhannikova	0.000
Ivan Ivanovich Borzenko	0.000
Anatoly Victorovich Grib	0.000
Nikolay Aleksandrovich Grishko	0.000
Nina Ivanovna Kirichek	0.025
Dmitry Nikolayevich Levin	0.000
Tamara Alekseyevna Chernikova	0.000
Vladimir Victorovich Nozdrin	0.005
Galina Ivanovna Khvoshchinskaya	0.000
Alexander Andreyevich Sheifer	0.055

The qualification shares owned by the members of the Company's Board didn't change in 2005.

13.4. Audit Committee.

By the decision of the annual General Meeting of shareholders of the Company on June 21, 2005 the following Audit Committee of the Company consisting of 5 people was elected:

Table 13.9

No.	Name, patronymic, surname	Position
1.	Konstantin Vladimirovich Belayev	Deputy General Director of Svyazinvest, OJSC
2.	Alexander Vladimirovich Kachurin	Head of Board of Treasury of the Financial Department of Svyazinvest, OJSC
3.	Ilya Vladimirovich Ponomaryev	Head of the Department of Economic Planning and Budgeting of Svyazinvest, OJSC
4.	Yelena Vladimirovna Umnova	Director of the Financial Department of Svyazinvest, OJSC

5.	Vyacheslav Yuryevich Charkovsky	Main Specialist of the Accounting Department, Svyazinvest, OJSC

In 2005, the results of Company's work were audited, including the General Directorate and the Novosibirsk branch of ***Sibirtelecom***, OJSC.

The audit was performed according to a sample program. Most of the attention was paid to the following lines of activity that have a significant extent of risk for the Company:

investment planning, performing transactions with capital investments;

use of network resources, relations with other operators;

income generation, bills receivable decrease, work of the treasury, cash flow planning and use of current assets;

observation of contractual discipline, organizing of competitions and tenders, performance of major transactions and interested-party transactions, observation of powers, entitled by letters of attorney;

efficiency of the use of attracted credit means and financial investments.

The decision was made in accordance with the results of work. The Audit Committee did not find any serious breaches in the established order of account taking that would essentially influence the authenticity of Company's accounting control.

XIV. THE COMPANY'S COMPLIANCE WITH THE CORPORATE CONDUCT CODE

14.1. The Code of Corporate Conduct of the Company

Since December 26, 2003 the Code of Corporate Conduct of ***Sibirtelecom***, OJSC (Minutes No. 21), approved by the Board of Directors, has been in force.

The main principles, in accordance with which corporate relations in the Company are developing, include:

- Observation of the rights and interests of the shareholders (including minority and foreign shareholders), stipulated by the standards and the requirements of the legislation in force;
- Providing and supporting of high standards of corporate management that were recognized internationally and in Russia;
- Providing of a long-term rise in the cost of shares, owned by the shareholders of the Company, by improving of the procedures of corporate management in the Company and an increase in the information availability and transparency;
- Honest and professional performance of obligations by the members of the Board of Directors, effective activity of the boards under the Board of Directors in accordance with the high standards of corporate management and business ethic;
- Honest and effective managing of everyday activities of the Company by the executive bodies, accountability of Company's executive bodies to the Board of Directors and to the shareholders;
- Supporting of an efficient system for internal control of financial and economic activities of the Company, use of a conservative approach to financial data reporting of the Company;
- Development of partnership relations between the Company and its employees in solving social issues and in regulatory activity of the labour conditions in order to secure the rights of Company's employees, stipulated by the Law;
- Active cooperation of the Company with investors, creditors and other persons that are interested in an increase of Company's assets, and in providing its financial stability and further development;
- Constant improvement of corporate governance standards.

The work of the Company is based on the fact that its shareholders have some rights regarding the Company, and the Board of Directors, the Management Board and the General Director have to honour and protect these rights.

The Company secures the right of the shareholders to take part in profit allocation. It does everything in order that the funds that cannot be used for the realization of highly efficient projects that increase the value of the Company and its shares would be used to pay dividends for both preferential and ordinary shares.

On December 27, 2005 the Board of Directors approved the Regulation on the dividend policy of the Company, developed according to the Federal Law "On Joint-Stock Companies" and the Charter of the Company. The Regulation regulates the order of the announcement, distribution and payment of dividends upon shares of every category.

Based on the principles of disclosure of information about the Company, and, in particular, such fundamental principles as availability of information to all shareholders and interested persons, reliability and completeness of the information, the management of the Company carries out the information policy trying to maintain reasonable balance between openness of the Company and the security of its commercial interests, as well as furnishing of information without delay.

On June 16, 2005 a regulation on the information policy of the Company, the main goal of which is to increase the level of information openness and confidence in the relations between the Company, its shareholders and investors, was approved by the Board of Directors.

Analysis of the observation of the Code of Corporate Conduct standards, approved by the Company, makes it possible to draw a conclusion that the Company does everything for corporate relations to conform to the principles of the Code.

14.2. Report of Compliance with the Code of Corporate Conduct of the Company Recommended by FCSM

No	*Regulation of the Code of Corporate Conduct*	*Observed or not observed*	*Notes*
General Meeting of Shareholders			
1	Notification of shareholders about conducting General Meeting of Shareholders not less than 30 days before the day of its conducting, regardless of the questions, included in the agenda, if long term is not stipulated by the legislation	Observed	Item12.12 of article 12 of the Charter The requirements of order FFMS of Russia of December 15, 2004 No.04-12454/пз-н "On approval of the Regulation on Organization of Trade at the Securities Market" are observed by the Company
2	A possibility for shareholders to read the list of persons, who have the right to participate in the General Meeting of Shareholders, starting with the day of the notification about conducting of General Meeting of Shareholders and till the final sitting of the full-time General Meeting of Shareholders, and in the case of a General Meeting of Shareholders held by correspondence - before the final day of voting bulletins acceptance	Observed	Item 7.5 of the Charter, article 3.2 of the Code of Corporate Conduct
3	A possibility for shareholders to read information (materials) that has to be provided when preparing for a General Meeting of	Observed	Item 12.13 of the Charter, article 3.2 of the Code of Corporate Conduct,

	Shareholders with the help of electronic communication means, including Internet		practice of corporate conduct of the Company (address of the website in the Internet www.sibirtelecom.ru)
4	A possibility for shareholders to include a question into the agenda of a General Meeting of Shareholders or to demand convening of a General Meeting of Shareholders without providing an abstract from the registry of shareholders, and in the case if their share rights come into account of the depositary, the abstract of account of depositary is sufficient for realizing the above mentioned rights	Observed	In accordance with item 1 of article 53 ФЗ "On joint stock companies" and item 2.6 of the Regulation on the Order of Conducting General Meeting of Shareholders of ***Sibirtelecom***, OJSC
5	Presence of the demand on obligatory presence of a general director, members of Management Board, Board of Directors members, members of Audit Committee and an auditor of the joint stock company at General Meeting of Shareholders, in the Charter or in some other internal documents of the joint stock company	Observed	Item 12.17 of the Charter, item 3.3 of the Code of Corporate Conduct
6	Obligatory presence of candidates at General Meeting of Shareholders when some questions about election of Board of Directors members, a general director, members of Management Board, members of Audit Committee, and a question on approval of an auditor of the joint stock company are discussed	Observed	Item 3.3 of chapter 3 of the Code of Corporate Conduct
7	Presence of the procedure of registration of participants in General Meeting of Shareholders, in the internal documents of the joint stock company	Observed	Item 8.1. and item 8.2. of the Regulation on the Order of Conducting General Meeting of Shareholders of Sirtelecom, OJSC
	Board of Directors		
8	Presence of Board of Directors' authority on annual approval of financial and economic plan of the joint stock company, in the Charter of the joint stock company	Observed	Item 1, 25 item 13.4 article 13 of the Charter
9	Presence of the procedure of risk management in the joint stock company, approved by Board of Directors	Observed	Order on work conducting of risk management in Sbirtelecom, OJSC, and Guidelines on performing procedures under system of risk management in ***Sibirtelecom***, OJSC, approved by Board of Directors of December 27, 2005 (Minutes No. 15)
10	Presence of the right of Board of Directors to make a decision on discontinuation of a general director's authority, appointed by General Meeting of Shareholders, in the Charter of the joint stock company	Not applied	Appointment of a general director is applied to competence of Board of Directors (items 26 item 13.4 of article 13 of the

			Charter)
11	Presence of the right of Board of Directors to determine requirements for a qualification and a fee amount of a general director, members of Management Board, managers of the main departments of the joint stock company, in the Charter of the joint stock company	Observed	Items 24, 33 item 13.4. of article 13 of the Charter
12	Presence of the right of Board of Directors to approve contract conditions with a general director and members of Management Board in the Charter of the joint stock company	Observed	Items 33 item 13.4. of article 13 of the Charter
13	Presence of the requirement that when approving contract conditions with a general director (managing organization, manager) and members of Management Board, votes of Board of Directors members, who are a general director and members of Management Board when counting, their votes are not accounted, in the Charter or in the internal documents of the joint stock company	Not observed	This regulation is not stipulated by the Charter and by the internal documents of the Company, members of Management Board are not a part of Board of Directors (except a general director appointed as Chairman of Management Board)'
14	Presence of not less than 3 independent directors who meet the requirements of the Code of Corporate Conduct, in Board of Directors of the joint stock company	Observed	Article 4.2 of the Code of Corporate Conduct. (in the staff of directors, elected on June 21, 2005, 3 independent directors participate). The requirements of order FFMS of Russia of December 15, 2004 No.04-12454/пз-н "On Approval of the Regulation on Organization of Trade at the Securities Market" are observed by the Company
15	Absence of persons, who confessed to crimes in sphere of economic activity or to crimes against governmental authorities, interests of governmental services and services of local authorities or to whom ministerial penalties had been enforced for infraction in sphere of entrepreneurial activities or in sphere of finances, taxes and dues, securities market, in Board of Directors of the joint stock company	Observed	In Board of Directors there are not any persons, whose presence is not admitted by this item.
16	Absence of persons, who are participants, a general director (manager), a member of Management Board or an employee of a legal entity competing with the joint stock company, in Board of Directors of the joint stock company	Observed	There are not any persons, whose presence is not admitted by this item, in Board of Directors
17	Presence of the requirement about election of	Observed	Item 13.2. article 13 of the

	Board of Directors by cumulative voting, in the Charter of the joint stock company		Charter
18	Presence of an obligation of members of Board of Directors to desist from activities that will lead or can potentially lead to a rise of a conflict between their interests and interests of the joint stock company, and in the case of the rise of such a conflict there is an obligation to disclose information about this conflict to Board of Directors, in the internal documents of the joint stock company	Observed	This requirement is reflected in item 3.2. of the Regulation on Board of Directors, article 4.2 of the Code of Corporate Conduct.
19	Presence of the obligations of Board of Directors members to notify in a written form Board of Directors about their intention to make a transaction with securities of the joint stock company with members of Board of Directors that they are a part of, or with its associated (dependant) company, and to disclose information about concluding such securities transactions by them, in the internal documents of the joint stock company	Observed	Item 3.2.11 of the Regulation on Board of Directors The requirements of order FFMS of Russia of December 15, 2004 No.04-12454/пз-н "On Approval of the Regulation on Organization of Trade at the Securities Market" are observed by the Company
20	Presence of a requirement about conducting a sitting of Board of Directors not less than one time in six weeks, in the internal documents of the joint stock company	Observed	Item 4.3. of the Code of Corporate Conduct of ***Sibirtelecom***, OJSC
21	Conducting of a sitting of Board of Directors of the joint stock company during a year when the annual report of the joint stock company is made, not less than one time in six weeks	Observed	During 2005 29 sittings of Board of Directors were conducted
22	Presence of order on conducting a sitting of Board of Directors, in the internal documents of the joint stock company	Observed	Items 13.8 - 13.14 of article 13 of the Charter, Article 6 of the Regulation on Board of Directors
23	Presence of a regulation on requirement to approve transactions of the joint stock company to the amount of 10 and more percents of the cost of assets of the company by Board of Directors, except transactions that are concluded in the process of ordinary economic activity in the internal documents of the joint stock company	Observed	Items 19, 20 item13.4 of article 13 of the Charter
24	Presence of the right of Board of Directors members to get information from the executive bodies and heads of the main departments of the joint stock company that is required to perform their functions, and liability for not providing such information, in the internal documents of the joint stock company	Observed	Item 3.1.1. item 3.1., item 3.4. of the Regulation on Board of Directors of Company, item 5.3. of the Code of Corporate Conduct of the Company
25	Presence of Strategic Plans Committee of Board of Directors or assignment of functions of the mentioned committee to another committee (except Audit Committee, Personnel	Observed	By the decision of Board of Directors of July 05, 2005 (Minutes No.2) Strategic Development

	and Fee Committee)		Committee of Board of Directors was established
26	Presence of Board of Directors Committee (Audit Committee) that introduces an auditor of the joint stock company to Board of Directors, works with him/her and with Audit Committee of the joint stock company	Observed	By the decision of Board of Directors of July 05, 2005 (Minutes No.2) Audit Committee of Board of Directors was established The requirements of order FFMS of Russia of December 15, 2004 No.04-12454/пз-н "On Approval of the Regulation on Organization of Trade at the Securities Market" are observed by the Company
27	Presence of independent and non-executive directors in Audit Committee of Board of Directors	Observed	Item 3.2 of the Regulation on Audit Committee of Board of Directors The requirements of order FFMS of Russia of December 15, 2004 No.04-12454/пз-н "On Approval of the Regulation on Organization of Trade at the Securities Market" are observed by the Company
28	Carrying out management by Audit Committee by an independent director	Observed	Item 3.4 of the Regulation on Audit Committee of Board of Directors
29	Presence of the right of all members of Audit Committee to have access to any documents and information of the joint stock company under condition of disclosure privileged information by them	Observed	Item 3.1.1, 3.2.4 of the Regulation on Board of Directors, item 6.2.1 of the Regulation on Audit Committee of Board of Directors
30	Establishing of Committee of Board of Directors (Personnel and Fee Committee), its function is to determine criteria of selecting candidates as Board of Directors members and to develop politics of the joint stock company in sphere of fees	Partially observed	By the decision of Board of Directors of July 05, 2005 (Minutes No.2) Personnel and Fee Committee of Board of Directors was established, its function is only to develop politics of the joint stock company in sphere of fees. The requirements of order FFMS of Russia of

			December 15, 2004 No.04-12454/пз-н "On Approval of the Regulation on Organization of Trade at the Securities Market" are observed by the Company
31	Carrying out management of Personnel and Fee Committee by an independent director	Observed	Item 3.4 of the Regulation on Personnel and Fee Committee of Board of Directors
32	Absence of officials of the joint stock company in Personnel and Fee Committee	Observed	Item 3.2 of the Regulation on Personnel and Fee Committee of Board of Directors The requirements of order FFMS of Russia of December 15, 2004 No.04-12454/пз-н "On Approval of the Regulation on Organization of Trade at the Securities Market" are observed by the Company
33	Establishing of Risk Committee or assignment of functions of the mentioned committee to another committee (except Audit Committee and Personnel and Fee Committee)	Not observed	This category of questions is applied to competence of Audit Committee
34	Establishing of Settlement of Corporate Conflicts Committee of Board of Directors or assignment of functions of the mentioned committee to another committee (except Audit Committee and Personnel and Fee Committee)	Observed	Item 2.2.12 of the Regulation on Settlement of Corporate Conflicts Committee of Board of Directors
35	Absence of officials of the joint stock company in Settlement of Corporate Conflicts Committee of Board of Directors	Partially observed	In accordance with item 5.7. of the Regulation on Corporate Management Committee, members of committee - officials of the Company do not have the right to vote on a question on settlement of corporate conflicts
36	Carrying out management of Settlement of Corporate Conflicts Committee by an independent director	Partially observed	See notes to item 34, committee is managed by a non-executive director
37	Presence of the internal documents of the joint stock company that stipulate an order on organizing and work of committees of Board of Directors, approved by Board of Directors	Observed	Regulations on Audit Committee, Strategic Development Committee, Corporate Management Committee, Personnel and Fee Committee are

			approved by the decision of Board of Directors of August 06, 2004
38	Presence of order of determining a quorum of Board of Directors that allows to provide obligatory participation of independent directors in a sitting of Board of Directors	Not observed	The Company tends to follow this order (item 4.2. of the Code of Corporate Conduct of the Company)
Executive Bodies			
39	Presence of Collegial Executive Body (Managing Body) of the joint stock company	Observed	Article 14 of the Charter, Regulation on Managing Body of the Company The requirements of order FFMS of Russia of December 15, 2004 No.04-12454/пз-н "On Approval of the Regulation on Organization of Trade at the Securities Market" are observed by the Company
40	Presence of the regulation on requirement of approval by Management Board of transactions with real estate, obtaining of credits by the joint stock company, if the mentioned transactions are not major transactions and their performing is not connected to ordinary economic activity of the joint stock society, in the Charter or in the internal documents of the joint stock society	Partially observed	Approval of transactions, the cost of property for them is more than 0,5% of the balance cost of assets of the Company assigned to competence of Board of Directors
41	Presence of the procedure of agreement of transactions that are beyond the finance and economic plan of the joint stock company in the internal documents of the joint stock company	Observed	Items 2 item 13.4. of article 13 of the Charter, item 5.1 of the Code of Corporate Conduct of the Company
42	Absence of officials who are participants, a general director (manager), a member of Management Board or an employee of an entity, competing with the joint stock company, in staff of Executive Body	Observed	Item 5.2 of the Code of Corporate Conduct of the Company
43	Absence of persons, who confessed to crimes in sphere of economic activity or to crimes against governmental authorities, interests of governmental services and services of local authorities or to whom ministerial penalties had been enforced for infraction in sphere of entrepreneurial activities or in sphere of finances, taxes and dues, securities market, in Executive Body of the joint stock company. If functions of a sole executive body are performed by a managing organization or a manager – a correspondence of a general director, and members of Management Board of managing organization or a manager to the	Observed	This requirement is observed.

	requirements, presented to a general director and members of Managing Body of the joint stock company		
44	Presence of the refusal of a managing organization (manager) to perform alike functions in a competing company, and to be in other property relations with the joint stock company, besides rendering services to the managing organization (manager)	Not observed	The requirement is not applied to the Company as a managing organization is absent
45	Presence of an obligation of members of Board of Directors to desist from the activities that will lead or can potentially lead to a rise of a conflict between their interests and interests of the joint stock company, and in the case of the rise of such a conflict there is an obligation to disclose information about this conflict to Board of Directors, in the internal documents of the joint stock company	Observed	Item 2.2. of the Regulation on Managing Body, item 5.2 of the Code of Corporate Conduct of the Company
46	Presence of selecting criteria of a managing organization (manager) in the Charter or in the internal documents of the joint stock company	Not observed	This requirement is not applied to the Company as a managing organization is absent
47	Providing monthly reports on work of Executive Bodies of the joint stock company to Board of Directors	Partially observed	Management Board of the Company provides quarterly reports on its work to Board of Directors
48	Establishing liabilities for breaking regulations on use of privileged and proprietary information, in contracts, concluded by the joint stock company with a general director (managing organization, manager) and members of Management Board	Observed	Item 2.1.6, item 4.2. of a contract with members of Management Board of ***Sibirtelecom***, OJSC, item 3.1.10 of Work Contract with General Director
	Secretary of the Company		
49	Presence of a special official (a secretary of the Company) whose task is to provide observation of some procedural requirements that guarantee realization of the rights and legitimate interest of shareholders of the Company by bodies and officials of the joint stock company, in the joint stock company	Observed	By the decision of Board of Directors of the Company of November 26, 2004 Shilin Yuriy Ivanovich was appointed to the position of a corporate secretary
50	Presence of the order of appointing (electing) a secretary of the Company and obligations of a secretary of the Company, in the Charter or in the internal documents of the joint stock company	Observed	Article 16 of the Charter, Regulation on Corporate Secretary and Apparatus of Corporate Secretary of ***Sibirtelecom***, OJSC
51	Presence of requirements to candidature of a secretary of the Company, in the Charter of the joint stock company	Partially observed	Requirements to candidature of a corporate secretary are stated in item 2.4 of the Regulation on Corporate Secretary

			and Apparatus of Corporate Secretary of ***Sibirtelecom***, OJSC, approved by Board of Directors of the Company
Significant Corporate Actions			
52	Presence of the requirements of approving a majour transaction before it is performed, in the Charter or in the internal documents of the joint stock company	Observed	Items 17 item 12.2. article 12, items 20 item 13.4. of article 13 of the Charter, chapter 7 of the Code of Corporate Conduct of the Company
53	Obligatory involvement of an independent appraiser for valuation of asset that is an object of a majour transaction	Observed	Involvement of an independent appraiser is used for valuation of asset that is an object of majour transactions for activity of the Company
54	Presence of banning to take any actions oriented to protect interests of executive bodies (members of these bodies) and Board of Directors members of the joint stock company, and actions that make position of shareholders worse than it is (especially, banning to make a decision about additional share issue, issue of capital that is converted into shares, or capital that gives the right to share acquisition of the Company, by Board of Directors before the end of an expected date of share acquisition, even if the right to make such a decision is submitted by the Charter) when purchasing major minority shareholding of the joint stock company (take-over), in the Charter of the joint stock company	Not observed	Presence of direct banning for infringement of the rights is excessive, as long as there is not any standards on possibility to take any actions, oriented to protect interests of executive bodies (members of these bodies), Board of Directors members and others, in the Charter, it testifies on impossibility of their performing,
55	Presence of requirement about involvement of an independent appraiser for current valuation of shares and about possible changes of their market value in the result of take-over, in the Charter of the joint stock company	Partially observed	This requirement is observed in activity, but is not reflected in the Charter of the Company
56	Absence of quittance of a purchaser from liability to suggest shareholders to sell ordinary shares, owned by them, of the Company (issuable securities that are converted into ordinary shares) during take-over, in the Charter of the joint stock company	Partially observed	In accordance with the Charter (items 22 paragraph 12.2) exempting shall be taken by a majority vote of the stockholders-owners of the Company's voting stocks
57	Presence of requirement about obligatory involvement of an independent appraiser for determining a balance of shares conversion during reorganization, in the Charter or in the internal documents of the joint stock company	Not observed	This requirement is not reflected in the Charter
Disclosing of Information			
58	Presence of an internal document approved by Board of Directors, that determines the rules and the ways of disclosing information by the	Observed	Regulation on Information Policy of ***Sibirtelecom***, OJSC, approved by Board

	joint stock company (Regulation on Information Policy)		pf Directors on June 16, 2005 (Minutes No. 30) The requirements of order FFMS of Russia of December 15, 2004 No.04-12454/пз-н "On Approval of the Regulation on Organization of Trade at the Securities Market" are observed by the Company
59	Presence of requirement about disclosing of information, about purposes of share placing, about parties that are going to purchase placed shares, including major minority shareholding, and whether high ranking officials of the joint stock company participate in purchasing of placed shares of the Company, in the internal documents of the joint stock company	Not observed	Disclosing of information is performed in accordance with the Regulation on Disclosure of Information by Emitters of Issuable Securities, approved by order of FFMS of Russia of March 16, No.05-5/пз-н.
60	Presence of list of information, documents and materials that shall be provided by shareholders to solve questions brought to General Meeting of Shareholders, in the internal documents of the joint stock company	Observed	Item 12.13 of article 12 of the Charter
61	Presence of website in the Internet by shareholders and regular disclosing of information about the joint stock company in this website	Observed	www.sibirtelecom.ru
62	Presence of a requirement about disclosing of information about transactions of the joint stock company with persons who are high ranking officials of the joint stock company in accordance with the Charter, and about transactions of the joint stock company with organizations where high ranking officials of the joint stock company expressly or by implication own 20 and more percents of the Authorized Capital of the joint stock company or that can significantly be influenced by such persons in any other way, in the internal documents of the joint stock company	Partially observed	In accordance with article 3.1.1. of the Regulation on Information Policy of Emitters of ***Sibirtelecom*** OJSC, (approved by the decision of Board of Directors of ***Sibirtelecom*** OJSC, Minutes No.30 of June 16, 2005)
63	Presence of requirement on disclosing of information about all transactions that can influence market value of shares of the joint stock company, in the internal documents of the joint stock company	Observed	In accordance with article 3.1.1. of the Regulation on Information Policy of Emitter of ***Sibirtelecom*** OJSC, (approved by the decision of Board of Directors of ***Sibirtelecom*** OJSC, Minutes No.30 of June 16, 2005)
64	Presence of an internal document, approved by Board of Directors, on use of relevant	Observed	Regulation on Uuse of Information about Activity

	information about activity of the joint stock company, shares and other capital issues of the Company and transactions with them, that is not public and its disclosing can significantly influence market value of shares and other capital of the joint stock company		of ***Sibirtelecom*** OJSC, about its capital issues and transactions with them, that is not public and its misuse or disclosure can significantly influence market value of capital issues of ***Sibirtelecom***, OJSC, approved by Board of Directors on June 16, 2005 (Minutes No. 30) The requirements of order FFMS of Russia of December 15, 2004 No.04-12454/пз-н "On Approval of the Regulation on Organization of Trade at the Securities Market" are observed by the Company
Control of Financial and Economic Activity			
65	Presence of procedures, approved by Board of Directors, of internal control of financial and economic activity of the joint stock company	Observed	Section 3 and 4 of the Regulation on Department of Internal Audit, approved by the decision of Board of Directors of April 03, 2003 The requirements of order FFMS of Russia of December 15, 2004 No.04-12454/пз-н "On Approval of the Regulation on Organization of Trade at the Securities Market" are observed by the Company
66	Presence of a special department of the joint stock company that provides observing of the procedures of internal control (Control and Audit Department)	Observed	Item 17.3 of article 17 of the Charter, the Regulation on Department of Internal Audit, approved by the decision of Board of Directors of April 03, 2003
67	Presence of requirement about determining the structure and staff of the Control and Audit Department of the joint stock company by Board of Directors, in the internal documents of the joint stock company	Observed	Items 1.3.-1.7. of the Regulation on the Department of Internal Control
68	Absence of persons, who confessed to crimes in sphere of economic activity or to crimes against governmental authorities, interests of	Observed	This category of persons is not in the staff of the

	governmental services and services of local authorities or to whom ministerial penalties had been enforced for infraction in sphere of entrepreneurial activities or in sphere of finances, taxes and dues, securities market, in Control and Audit Department		Department of Internal Audit
69	Absence of persons who are executive bodies of the joint stock company, and persons who are participants, a general director (manager), members of Management Board or employees of a legal entity competing with the joint stock company, in Control and Audit Department	Observed	This category of persons is not in the staff of the Department of Internal Audit
70	Presence of terms of providing documents and materials for valuation of a performed financial and economic transaction, and liability of officials and employees of the joint stock company of not providing this documents on the date into the Control and Audit Department, in the internal documents of the joint stock company	Observed	Item 4.12. of the Regulation on Department of Internal Audit, approved by the decision of Board of Directors of April 03, 2003
71	Presence of an obligation of the Control and Audit Department to notify Audit Committee about found failures, and in the case of its absence – to Board of Directors of the joint stock company, in the internal documents of the joint stock company	Observed	Item 4.14 of the Regulation on Department of Internal Audit
72	Presence of requirement about preliminary valuation of practicality of transactions performing by Control and Audit Department, that are not stipulated by finance and economic plan of the joint stock company (extraordinary transactions), in the Charter of the joint stock company	Not observed	In the activity this requirement is performed after observing the procedure of agreeing on contracts by Department of Internal Audit, such transactions are approved by Board of Directors
73	Presence of order on agreeing of an extraordinary transaction with Board of Directors, in the internal documents of the joint stock company	Observed	Items 2 item 13.4 of article 13 of the Charter
74	Presence of an internal document, approved by Board of Directors, that determines order of conducting of control of financial and economic activity of the joint stock company by Audit Committee	Observed	Section 5.3 of the Regulation on Audit Committee of ***Sibirtelecom***, OJSC
75	Performing of valuation of audit report before providing its shareholders at General Meeting of Shareholders by Audit Committee	Observed	Items 2.2.1, item 2.2.5 of the Regulation on Audit Committee The requirements of order FFMS of Russia of December 15, 2004 No.04-12454/пз-н "On Approval of the Regulation on Organization of Trade at the Securities Market" are

			observed by the Company
Dividends			
76	Presence of an internal document, approved by Board of Directors, that Board of Directors is guided by, when taking recommendations about amount of dividends (Regulation on Dividend Policy)	Observed	Regulation on Dividend Policy, approved by Board of Directors on 27, 2005 (Minutes No.15)
77	Presence of an order on determining a minimal part of net profit of the joint stock company that is directed to distribute profits, and conditions when dividends are not distributed or partially distributed on preference shares, amount of dividends on these shares is defined in the Charter of the joint stock company, in the Regulation on Dividend Policy	Observed	Items 2.4, 2.5 of the Regulation on Dividend Policy
78	Publication of dividend policy of the joint stock company and made changes in this data in periodical that is stipulated by the Charter of the joint stock company for publication data about conducting General Meeting of Shareholders, and to place this information at the website of the joint stock company in the Internet	Observed	Regulation on Dividend Policy, approved by Board of Directors on 27, 2005 (Minutes No.15), is on the website in the Internet at address www.sibirtelecom.ru

15.1. Authorized capital and Equities

The authorized capital of the Company is 2 387 973 276.45 rubles.

The distributed shares of the Company and shares authorized for issuance in addition to those outstanding as of January 01, 2006:

Table 15.1

Категории (типы) акций	Number (pcs.)	Nominal cost of one share (rub.)
1. Distributed shares:		
• ordinary	12 011 401 829	0.15
• preference shares, type A	3 908 420 014	0.15
2. Shares authorized for issuance in addition to those outstanding:		
• ordinary	8 924 671	0.15
• preference shares, type A	2 980 586	0.15

15.2. Structure of authorized capital of the Company as of January 01, 2006 (% of authorized capital).

Table 15.2

Registered persons	Number of registered persons	Share in authorized capital, %
Legal entities, total:	182	89.75
including: • residents	162	87.99
• non-residents	20	1.76
Individual persons, total:	19031	10.25
including: • residents	19015	10.24
• non-residents	16	0.01
total:	19213	100.00

15.3. Information about shareholders with biggest share holding

Table 15.3

No. п/п	Legal entities:	Status	Ordinary shares, %	Share in fixed capital, %
1	Svyazinvest OJSC	shareholder	50.67	38.23
2	ING Bank (Eurasia) CJSC (ING Bank (Eurasia)	Nominee shareholder	21.61	18.34
3	Depositary-Clearing Company CJSC	Nominee shareholder	4.38	7.46
4	UBS Nominees CJSC (UBS Nominees)	Nominee shareholder	2.94	7.18
5	National Depositary Centre	Nominee shareholder	5.58	6.77

15.4. Information about trading floors (stock exchanges) where the shares and ADR of the Company are quoted

Company's shares are actively quoted at three Russian stock exchanges:

- "Russian Trading System" Stock-Exchange, Non-profit Partnership (ENCO, ENCOP; ordinary shares are quoted on the stock exchange in the list "A", second level, the preference shares – in the list "B");
- "Russian Trading System" Stock-Exchange, OJSC (ENCOG, ENCOPG; ordinary shares and preference shares of the Company are quoted in the list "A", second level);

"'MICEX' Stock Exchange" CJSC (STKM, STKMP; ordinary shares of the Company are quoted in the list "A", first level).

All Russian trading floors submit quotations daily during trading sessions. The P&C (put and call) between the quotes for purchase and sale of shares of the Company has a tendency to decrease. The market price per Company's share in 2005 showed a rather high degree of correlation with the RTS index that is one of the aggregated indices of the stock market in Russia.

The trade volume of Company's shares* on the Russian stock market in 2005 amounted to about USD 146 mln. The trade volume on the classical market of the 'RTS' Non-profit Partnership made up about USD 37 mln, on the 'RTS' OJSC stock market – over USD 21 mln, on MICEX – about USD 88 mln.

15.5. Information about issue (support) and development of ADR Program

Since September 4, 2001 the Program of American Depositary Receipts (ADR) of 1st level for ordinary shares of the Company has been operating. The depository is the JP Morgan Chase Bank, N.A.; the custodian bank is the ING Bank. The conversion coefficient for ADR is 1:800.

Company's ADR are quoted on the US after-market (the ticker tape is SBTLY). The range of ADR quotations for Company's shares in 2005 was from USD 45.92 to USD 59.20 per 1 ADR (the growth rate – 28.9%). The number of ADR increased within the reporting period by 37.3% and amounted at the end of 2005 to 2,147,216. That makes 14.3% of the total number of distributed ordinary shares of the Company.

With the purpose to form an efficiently operating stock market of the Company with high liquidity indices and a new level of capitalization, some measures were taken in 2005 to list Company's shares in the form of 1st level ADR

* The data on the trade volume includes all transactions performed during the trading session.

on the territory of Germany. On October 12, 2005 biddings were opened in the "Freiverkehr" segment (public float) of the Frankfurt and Berlin stock exchanges.

15.6. Information about conferring of credit rating and corporate governance score on the Company

Company's Credit Rating

Since 2001, the Company has been conferred on the international credit rating (an agreement with Fitch Rating Ltd. about conferring credit rating on the issuer).

The credit rating of Fitch Ratings Ltd. is an assessment of Company's ability to fulfill financial obligations connected with paying out interests, preference shares dividends, repaying the principal, etc. within the considered period of time. The credit rating in foreign currency estimates the possibility of payments on obligations in respective currency, within the laws in force in the country, and takes into consideration possible exchange restrictions connected with the conversion of national currency into a foreign one.

On April 25, 2005 the Fitch Ratings international agency changed the forecast for Company's outlook from 'positive' to 'stable'; the outlook for priority uncovered bonds of the Company in the foreign currency was confirmed at "B+" grade, for the short-term one s – at the "B" grade.

On December 2, 2005 Fitch Ratings confirmed the "B+" grade for the priority uncovered bonds with a stable outlook and the "B" grade for the short-term bonds of the Company.

The ratings show the dominant position of the Company on the market in the area of its activity in Eastern and a considerable part of Western Siberia. The ratings also take into account the influence of Svyazinvest OJSC that has a controlling block of shares in the amount of 50.67% on taking strategic decisions in the Company. The forecast 'stable' is connected with expectations that the Company can maintain its market share in the segment of local communication services and increase its share in the segments of mobile communication and 'new' services.

Corporate Governance Rating of the Company

For the purpose of exploring the degree of observance of rules and principles of corporate management, an agreement was signed with the Standard&Poor's rating agency about conferring corporate governance rating on the Company.

The corporate governance rating shows the opinion of Standard&Poor's concerning the existing corporate management practice and policy and concerning the extent to which they are aimed at observing interests of financially interested persons, the shareholders in the first place. The corporate management practice and policy are measured using Standard&Poor's rating methods that combine regulations of international codes, the best corporate management practice and other accepted principles.

On September 2, 2005 Standard & Poor's international rating agency increased the corporate governance score (CGS) of the Company from CGS-4+ to CGS-5, the CGS of the Company according to the Russian scale being increased from CGS-4.7 to CGS-5.1.

The general CGS of the Company is calculated as a result of the following points according to components rated from 1 (lowest) to 10 (highest):

- The ownership structure and external influence – 4/according to the Russian scale – 4.4;
- Shareholders' rights and relations with financially interested persons - 7/according to the Russian scale – 7.0;
- Financial transparency, information disclosure and audit – 6/according to the Russian scale – 6.0;
- Composition and efficiency of the Board of Directors – 4+/according to the Russian scale – 4.5.

The following advantages of corporate governance practice in the Company were marked out by the Standard & Poor's rating agency:

- An active role of the Board of Directors and its committees, first of all the Audit Committee where independent directors have most positions;
- A decrease of risks connected with negative aspects of state regulation of the branch;
- About 28% of consolidated receipts of ***Sibirtelecom*** OJSC fall at non-regulated segments, this index being higher than in most other branch establishments of Svyazinvest OJSC. This decreases dependence of the company on rate regulation;
- Participation of the main members of top management in Company's capital, which brings their interests closer to interests of other shareholders of ***Sibirtelecom***;
- Procedures of preparation of holding shareholders' meetings that comply with high international standards;
- Readiness of the Company to have a dialogue with investors in accordance with statutory documents and internal regulations of the Company.

Management of the Company works to further perfect the corporate governance system and creates an efficient system of communication between the investors and the management.

15.7. Market capitalization of the Company

The positive operating, financial and organizational results achieved by the Company in 2005 have a positive impact on the Company's capitalization. Starting in January 2005, the market capitalization of Sibirtelecom OJSC based on trade results in the RTS rose by more than 1.6 times. As of September 28, 2005 the Company's market capitalization has exceed 1 billion dollars and now it amounts to more than 1.4 billion dollars.

Diagram 15.1.
Market capitalization of the Company


1 800
1 600
1 400
1 200
1 000
800
600
400
US$ millions
1800
1600
1400
1200
1000
800
600
400
points
11.01.2005
22.02.2005
07.04.2005
23.05.2005
05.07.2005
16.08.2005
27.09.2005
09.11.2005
21.12.2005
09.02.2006
27.03.2006
Market Capitalization
RTS Index

15.8. Information about Auditor of the Company

Name: ***ERNST AND YOUNG, Ltd.***
Location: *77 **Sadovnicheskaya Naberezhnaya, Building 1, Moscow, Russia***
Postal address: *77 **Sadovnicheskaya Naberezhnaya, Building 1, Moscow, Russia***
E-mail address: moscow@ru.ey.com

Information about auditor's licence:

Number of Licence: ***E002138***
Date of issue: ***October 30, 2002***
Period of validity: ***Ministry of Finances, RF***

15.9. Information about Registry Holder of the Company

- full firm-name: ***Objedinennaya Registratsionnaya Kompania (United Registration Company), open joint stock company***
- number of licence: ***10-000-1-00314 of March 30, 2004***
- period of validity of the licence: ***not limited***
- postal address: ***post office box 162, Moscow 107078***
- tel.: ***(495) 933-42-21,*** fax: ***(495) 933-42-21;***
- e-mail address: ***ork@ork-reestr.ru***

15.10. Data about the Branches of the Company

Table 15.4

1. Name: ***Gorno-Altai Branch***
   Location: ***51/1 Choros-Gurkina,*** **Gorno-Altaisk, *Altai Republic, RF***
   Date of opening: ***April 10, 2002***

2. Name: ***Buryatia Branch***
   Location: ***42 Lenina Street, Ulan-Ude, Republic of Buryatia, RF***
   Date of opening: ***April 10, 2002***

3. Name: ***Khakassia Branch***
   Location: ***20 Shchetinkina Street, city og Abakan, Republic of Khakassia, RF***
   Date of opening: ***April 10, 2002***

4. Name: ***Altai Branch***
   Location: ***74 Internacionalnaya Street, Barnaul, RF***
   Date of opening: ***April 10, 2002***

5. Name: ***Krasnoyarsk Branch***
   Location: ***102 Prospect Mira, Krasnoyarsk, RF***
   Date of opening: ***April 10, 2002***

6. Name: ***Irkutsk Branch***
   Location: ***37 Sverdlova Street, Irkutsk, RF***
   Date of opening: ***April 10, 2002***

7. Name: ***Kemerovo Branch***
   Location: ***61 Prospect Sovetsky, Kemerovo, RF***
   Date of opening: ***April 10, 2002***

8. Name: ***Novosibirsk Branch***
   Location: ***5 Lenina Street, Novosibirsk, RF***
   Date of opening: ***April 10, 2002***

9. Name: ***Omsk Branch***
   Location: ***36 Gagarina Steet, Omsk, RF***
   Date of opening: ***April 10, 2002***

10. Name: ***Tomsk Branch***
    Location: ***83a Prospect Frunze, Tomsk, RF***
    Date of opening: ***April 10, 2002***

11. Name: ***Chita Branch***

Location: *107 Lenina Street, Chita, RF*
Date of opening: *April 10, 2002*

Information about telephones of the Company, faxes, e-mail address, and addresses in the Internet:

Location of the Company: *53 M. Gorkogo Street, Novosibirsk, 630099, Russia*

Tel.: *(383) 21-91-106*

Fax: *(383) 223-54-45*

E-mail address: *office@sibirtelecom.ru*

Website in the Internet where information about the Company is available, that was made or is being made on securities: *www.sibirtelecom.ru*

General Director **A. I. Nikulin**

General Accountant **G. I. Khvoshchinskaya**